Exhibit 99.1





                              INFORMATION STATEMENT

Dear NL Industries, Inc. Shareholder:



     On November 6, 2003, the Board of Directors of NL Industries, Inc. ("NL") formally approved a distribution to NL shareholders of approximately 23.85 million shares of the common stock of Kronos Worldwide, Inc. ("Kronos"), representing approximately 48.7% of the outstanding shares of common stock of Kronos. Kronos is currently a wholly-owned subsidiary of NL. After the distribution, NL and its affiliates will own approximately 92.5% of Kronos' common stock and shareholders who are not affiliates of Kronos will own the remaining 7.5%. As a holder of NL common stock, you will receive one share of Kronos common stock for every two shares of NL common stock that you own at the close of business on November 17, 2003, the record date for the distribution. No fractional shares of Kronos common stock will be issued. If you would otherwise be entitled to a fractional share, you will receive a check for the cash value thereof. We are sending you this information statement to describe the distribution of Kronos stock.



     A SHAREHOLDER VOTE IS NOT REQUIRED FOR THE DISTRIBUTION TO OCCUR. WE ARE NOT ASKING YOU FOR A PROXY, AND WE REQUEST THAT YOU DO NOT SEND US A PROXY. In addition, you do not need to pay any cash or other consideration for the shares of Kronos common stock that you receive, nor will you be required to surrender or exchange your existing shares of NL common stock, or take any other action in order to receive Kronos common stock. The number of shares of NL common stock that you currently own will not change as a result of the distribution. THE DISTRIBUTION OF KRONOS COMMON STOCK WILL BE A TAXABLE DIVIDEND UNDER U.S. INCOME TAX LAWS AND WILL GENERALLY BE TAXED AT RECENTLY ENACTED FAVORABLE DIVIDEND RATES IF RECEIVED BY INDIVIDUAL SHAREHOLDERS.


     There has been no trading market for Kronos common stock. However, we expect that a limited market for Kronos common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the distribution. Kronos has applied for the listing of its common stock on the New York Stock Exchange and expects that its common stock will be traded on such exchange under the trading symbol "KRO."


     This information statement contains information about the distribution and about Kronos.

                                    Sincerely,


                                    Harold C. Simmons
                                    Chairman of the Board and
                                    Chief Executive Officer



     As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 8 in evaluating the benefits and risks of holding or disposing of shares of Kronos common stock that you will receive in the distribution.


     This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.


     The date of this information statement is November 10, 2003, and it is being mailed to NL shareholders on or about November 17, 2003.

                                TABLE OF CONTENTS



                                                Page


SUMMARY...........................................1

RISK FACTORS......................................8

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS.....15

THE DISTRIBUTION..................................16

     Reasons for the Distribution.................16
     Description of the Distribution..............17
     Results of the Distribution..................19
     Material U.S. Federal Income Tax
       Consequences of the Distribution...........19
     Listing and Trading of Kronos Common
       Stock......................................21

RELATIONSHIPS AMONG NL, KRONOS
   AND THEIR AFFILIATES AFTER THE DISTRIBUTION....22

     Distribution Agreement.......................23
     Intercorporate Services Agreement............25
     Tax Sharing Agreement........................25

DIVIDEND POLICY...................................25

SELECTED FINANCIAL DATA...........................26

MANAGEMENT'S DISCUSSION AND
   ANALYSIS OF FINANCIAL CONDITION
   AND RESULTS OF OPERATIONS......................28

     Critical Accounting Policies and Estimates...28
     Results of Operations........................29
     Liquidity and Capital Resources..............36
     Quantitative and Qualitative Disclosures
       About Market Risk..........................44
     Non-GAAP Financial Measures..................46

BUSINESS..........................................47

     General......................................47
     Industry.....................................47
     Products and Operations......................47
     Manufacturing Process and Raw Materials......48
     TiO2 Manufacturing Joint Venture.............49
     Competition..................................49

                                                Page

     Research and Development.....................50
     Patents and Trademarks.......................50
     Foreign Operations...........................50
     Customer Base and Annual Seasonality.........50
     Employees....................................51
     Regulatory and Environmental Matters.........51
     Properties...................................52
     Legal Proceedings............................52

MANAGEMENT........................................53

     Directors and Officers.......................53
     Board Committees.............................55
     Compensation of Directors....................55
     Compensation of Executive Officers...........55
     Stock Option Exercises and Holdings..........57
     Pension Plans................................57
     Kronos 2003 Long-Term Incentive Plan.........58
     Compensatory Arrangements....................58
     Compensation Committee Interlocks and
       Insider Participation......................58

PRINCIPAL STOCKHOLDERS............................59

     Ownership of NL and Kronos Commo
       Stock......................................59
     Ownership of Valhi Common Stock..............61

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....63

DESCRIPTION OF CAPITAL STOCK......................66

     Common Stock.................................66
     Preferred Stock..............................66
     Provisions That May Have an Anti-Takeover
       Effect.....................................67
     Liability and Indemnification of Directors
       and Officers...............................68
     Stockholder Approval of Certain Business     69
       Combinations...............................69
     Transfer Agent...............................69

WHERE YOU CAN FIND MORE
   INFORMATION....................................69

INDEX OF FINANCIAL STATEMENTS.....................F-1

                                     SUMMARY


     This summary highlights selected information from this information statement but does not contain all details concerning the distribution of Kronos common stock, including information that may be important to you. To better understand the distribution, you should carefully read this entire document. References in this document to NL mean NL Industries, Inc. and references to Kronos mean Kronos Worldwide, Inc. The market data in this information statement, including growth rates and information relating to our relative position in the industry, are based on internal surveys, market research and other publicly-available information. Although we believe that such third party sources are reliable, we have not independently verified the accuracy or completeness of this information.


Who We Are


     NL, organized as a New Jersey corporation in 1891, conducts its primary operations through Kronos, a Delaware corporation and one of its principal wholly-owned subsidiaries. In September 2003, Kronos changed its name from Kronos, Inc. to Kronos Worldwide, Inc. Kronos is the world's fifth largest producer of titanium dioxide pigments, or TiO2, with an estimated 12% share of worldwide TiO2 sales volume in 2002. TiO2 is a pigment used to whiten, brighten and add opacity to thousands of commonly used products, such as paints, plastics and paper, as well as fibers, rubber, ceramics, inks and cosmetics. There are currently no effective substitutes for TiO2 for use in these applications. Approximately one-half of Kronos' 2002 sales volume was in Europe, where Kronos is the second largest producer of TiO2. In 2002, Kronos had an estimated 18% share of European TiO2 sales volume and an estimated 14% share of North American TiO2 sales volume.



     At November 10, 2003, Valhi, Inc. ("Valhi") and Tremont LLC ("Tremont"), a wholly owned subsidiary of Valhi, held an aggregate of approximately 85% of NL's outstanding common stock. At November 10, 2003, Contran Corporation ("Contran") and its subsidiaries held approximately 90% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee. Mr. Simmons is the Chairman of the Board of each of Contran, Valhi and Tremont, the Chairman of the Board and Chief Executive Officer of NL and, as of the distribution date, is anticipated to be the Chairman of the Board and Chief Executive Officer of Kronos, and may be deemed to control each such company. See "Principal Stockholders."


The Distribution



     NL will distribute approximately 23.85 million shares of Kronos common stock, representing approximately 48.7% of the outstanding shares of Kronos common stock, to its shareholders. After the distribution, NL and its affiliates will own approximately 92.5% of Kronos' common stock and shareholders who are not affiliates of Kronos will own the remaining 7.5%. Each NL shareholder as of the close of business on November 17, 2003, which is the record date for the distribution, will receive one share of Kronos common stock for every two shares of NL common stock held as of the record date. NL and Kronos expect that the distribution will take place on or about December 8, 2003, although completion of the distribution is contingent upon the satisfaction of conditions described in the distribution agreement. See "Relationships Among NL, Kronos and Their Affiliates After the Distribution--Distribution Agreement." THE DISTRIBUTION OF KRONOS COMMON STOCK WILL BE A TAXABLE DIVIDEND UNDER U.S. INCOME TAX LAWS AND WILL GENERALLY BE TAXED AT RECENTLY ENACTED FAVORABLE DIVIDEND RATES IF RECEIVED BY INDIVIDUAL SHAREHOLDERS.




     In the distribution, shares of Kronos common stock shall initially be distributed in book-entry form through Kronos' direct registration system. As soon as practicable on or after the distribution date, NL's transfer agent will provide NL's shareholders a statement showing such shareholder's ownership of Kronos common stock along with a check for any fractional shares of Kronos common stock to which the shareholder would otherwise be entitled. For NL common stock held through a broker, bank or other nominee, the transfer agent will


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


credit the registered nominee's account with shares of Kronos common stock and the dollar amount of any fractional shares of Kronos common stock to which the holder is entitled, which in turn should be credited to the holder's account. Following the distribution, any record holder of Kronos common stock may obtain a physical stock certificate representing the holder's shares at no charge by contacting Kronos' transfer agent.



     Immediately prior to the distribution of Kronos common stock to NL shareholders, Kronos will declare and pay a dividend to NL in the form of a $200 million long-term note payable to NL (the "Term Note"). The Term Note is intended to provide NL with liquidity which should enable NL to, among other things, explore diversification opportunities beyond the scope of its existing assets and business. The terms of the Term Note are described in "Relationships Among NL, Kronos and Their Affiliates After the Distribution--Distribution Agreement--Term Note."


Questions and Answers About the Distribution and Kronos

Q:   Why is the distribution being made?


A: The Board of Directors of NL has determined that the distribution is in the best interests of NL and its shareholders. Through the recapitalization of Kronos and distribution of approximately 48.7% of the outstanding shares of Kronos common stock, NL believes significant benefits will be achieved.


     First, it is believed that Kronos will be recognized in the TiO2 industry and the financial markets as an entity whose business operations are distinct from NL. Investors, suppliers, customers and employees worldwide will be able to view and evaluate the Kronos business independently from NL and its historical operations, and acquire a direct equity ownership interest in Kronos. The separation and resulting public company recognition should enhance the ability of Kronos to capitalize on the Kronos brand name and to develop separate business relationships and strategies distinct from operating as a wholly-owned subsidiary of NL, which is expected to enhance Kronos' global competitive position.

     Second, NL will retain a significant equity ownership interest in Kronos and will continue to benefit from the affiliate group holding a controlling interest in a public company serving the global TiO2 market. As Kronos continues to grow and develop its TiO2 business separate from NL, the potential long-term investment return to NL and its shareholders is anticipated to increase. In 2002, Kronos International, Inc., a wholly-owned subsidiary of Kronos ("KII"), issued (euro)285 million aggregate principal amount of 8.875% Senior Secured Notes due 2009 (the "KII Senior Notes"), primarily in the European financial market. Proceeds of such financing were used in part to repay intercompany debt owed by KII to Kronos, which in turn was used to repay intercompany debt owed by Kronos to NL. NL used a portion of such proceeds to repay all of its third party long-term indebtedness with the balance used for general corporate purposes. As demonstrated by KII's successful public debt offering in 2002, and the continuing market interest in such debt, as well as other recent financing arrangements entered into by KII and its subsidiaries, it is believed that the equity of Kronos will also be attractive to the financial markets. It is further believed that with a separate public trading market, the Kronos common stock retained by NL will provide significant increased value to NL as a result of the anticipated favorable valuation of Kronos in the financial markets. NL over time could sell a portion of its holdings of Kronos common stock in the established trading market or more readily use such stock as collateral for future credit arrangements if such additional liquidity is determined to be beneficial to NL in the future.


     Third, NL believes that the distribution will provide it with greater opportunity for diversification of its holdings and business interests. Through its future diversification efforts, NL may be able to provide potentially more consistent and stable financial performance compared to its current holdings. In order to accomplish a diversification of its holdings, it is believed NL will require additional sources of liquidity. As a result of the 2002 public debt offering by KII, and repayment of intercompany debts, NL achieved additional liquidity while discharging all of its long-term debt obligations. Through the recapitalization of Kronos, NL will receive significant additional consideration through the payment of a dividend in the form of the Term Note, which will provide NL with additional financial resources and liquidity. The results of the 2002 financing activities and the dividend of the Term Note effectively converts a portion of NL's investment in Kronos into a more liquid form (with respect to the proceeds received from the 2002 financing activities) and into a more senior position (with respect to the Term Note) that will also provide additional liquidity to NL, which should enable NL to explore diversification opportunities beyond the scope of its existing assets and business. Additionally, the distribution of Kronos common stock should enhance NL's ability to increase its liquidity through potential future sales of a portion of its remaining holdings of Kronos common stock or the use of Kronos common stock as collateral for any future credit arrangements. Upon the completion of the distribution, NL will explore diversification opportunities beyond the scope of its existing business, which should reduce the risks inherent in continuing to conduct its operations primarily in a single highly competitive industry that is capital intensive and subject to significant historically cyclical demand and pricing variations.


Q:   Should I send in my NL stock certificates for exchange?

A: No, the distribution is not an exchange. Holders of NL common stock should not send stock certificates to NL, Kronos or the distribution agent.

Q:   Will NL shareholders vote on the distribution?

A: No. The vote of NL's shareholders is not required to complete the distribution.

Q:   How will fractional shares be treated?


A: On or after the distribution date, the distribution agent will aggregate all fractional shares, sell them on the open market at prevailing market prices and distribute the aggregate proceeds ratably to those NL shareholders otherwise entitled to receive fractional shares. As a result, each holder of NL common stock who would otherwise be entitled to receive a fractional share will receive cash for those fractional shares less applicable withholding taxes and a pro rata portion of the aggregate brokerage commission payable in connection with the sale of the fractional shares. The distribution agent will in its sole discretion, without influence from Contran, Valhi, NL or Kronos, determine when, how, through which broker-dealer and at what price to make its sales of the aggregated fractional shares. Neither the distribution agent nor the broker-dealers it uses will be affiliates of Contran, Valhi, NL or Kronos.


Q:   What do shareholders need to do to participate in the distribution?

A: Nothing. The distribution agent will distribute shares of Kronos common stock to NL shareholders without shareholders having to take any action.

Q:   Why am I receiving this information statement?

A: This information statement is being provided solely to furnish information to shareholders of NL who will receive shares of Kronos common stock in the distribution. It is not, and is not intended to be construed as, an inducement or encouragement to buy or sell any Kronos or NL securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover, and neither the mailing of this information statement nor the delivery of Kronos common stock in the distribution will create any implication to the contrary. Changes may occur after that date, and we will not update the information contained herein except in the normal course of public disclosure obligations and practices. You should carefully review the information provided in this document.

Q:   Will the distribution change the number of shares I own in NL?

A: No. The distribution will not change the number of NL common shares that you own and after the distribution you will own the same percent of NL that you owned immediately prior to the distribution. Immediately after the distribution, NL's shareholders will continue to own their respective proportionate interests in NL and Kronos. However, shareholders will now own their interests in these businesses through their ownership of stock in each of two public companies.

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

Q: Are there risks to continuing to own Kronos common stock following the distribution?

A: Yes. The separation of Kronos from NL presents risks relating to Kronos' common stock being publicly traded for the first time. Also, Kronos' Board of Directors will make independent determinations regarding whether to pay dividends and, if so, the amount and frequency of such dividend payments. In addition, Kronos' business is subject to both general and specific risks relating to its operations. Many of these risks are described in the "Risk Factors" section beginning on page 8. We encourage you to read that section carefully.

Q:   Will Kronos common stock be publicly traded?


A: Kronos has applied for the listing of its common stock on the New York Stock Exchange. Kronos expects that its common stock will be approved for listing on the New York Stock Exchange under the trading symbol "KRO" and that regular trading will begin on or about the distribution date.



     Before regular trading begins, Kronos expects that a limited market for shares of its common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the distribution. The term "when-issued" means that shares can be traded prior to the time of the distribution. Even though when-issued trading may develop, none of these trades will settle prior to the effective date of the distribution, and if the distribution does not occur, all when-issued trading will be null and void.


Q:   Will the distribution affect the trading price of my NL common stock?

A: Probably. After the distribution, NL common stock will continue to be listed on the NYSE under the symbol "NL," and the trading price of NL common stock will likely be lower than the trading price immediately prior to the distribution. Moreover, until the market has evaluated NL after the distribution, the trading price of NL common stock may fluctuate significantly.

Q: Will the distribution affect the amount of dividends that I receive on my NL common stock, and does Kronos expect to pay a regular quarterly dividend?



A: Maybe. Prior to the distribution, NL's regular quarterly dividend was $.20 per NL share. NL's board of directors has declared a fourth quarter dividend of $.20 per NL share, payable on December 29, 2003 to NL shareholders of record as of December 12, 2003. The payment of dividends in the future by both NL and Kronos is subject to the discretion of their respective boards of directors, and various factors, including those discussed below on page 8 under "Risk Factors--Various factors may hinder the declaration and payment of dividends following the distribution."



Q: What if I want to sell my NL common stock or Kronos common stock after the distribution?

A: Unless you are an affiliate of NL or Kronos, you are free to sell your shares of NL common stock or Kronos common stock. However, you should consult with your financial and tax advisors as to the implications of any sales. Neither NL nor Kronos is making any recommendation on the purchase, retention or sale of shares of NL common stock or Kronos common stock. If you do decide to buy or sell any shares of NL or Kronos common stock, you should make sure your broker, bank or other nominee understands whether you want to buy or sell NL common stock, Kronos common stock or both.

Q:   What is likely to be the initial trading price of Kronos common stock?

A: Prior to the distribution, there has been no trading market for Kronos common stock and, as a result, it is difficult to predict the prices at which Kronos common stock might trade. After the distribution, NL, Tremont

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

     and Valhi will own a total of approximately 92.5% of the outstanding shares of Kronos common stock and other stockholders will own approximately 7.5% of the outstanding Kronos shares. Kronos expects that its common stock will trade on the New York Stock Exchange. Neither NL nor Kronos can predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of Kronos common stock will be volatile. The combined trading prices of Kronos common stock and NL common stock after the distribution may be less than, equal to or greater than the current trading price of NL common stock. The market price of Kronos common stock could fluctuate significantly for many reasons, including in response to the risk factors listed in this information statement beginning on page 8 or for reasons unrelated to Kronos' specific performance. See "The Distribution--Reasons for the Distribution" and "Risk Factors--Risks Relating to the Distribution--There has been no prior market for Kronos common stock, and it is difficult to predict the prices at which Kronos common stock might trade."

Q:   How will NL and Kronos be related after the distribution?




A: Immediately following the distribution, NL will own approximately 51.3% of Kronos common stock and Valhi and Tremont will own a total of approximately 41.2% of Kronos common stock. In addition, a majority of the members of Kronos' Board of Directors will also serve on NL's Board of Directors. NL is currently in compliance with, and as of the distribution date Kronos will comply with, all New York Stock Exchange rules regarding interlocking directorates and independence of directors. Kronos will also have the $200 million Term Note outstanding to NL. See "Relationships Among NL, Kronos and Their Affiliates After the Distribution."


Q:   What are the conditions to the distribution becoming effective?

A: The completion of the distribution depends on the satisfaction of the following conditions:

     o the SEC has declared Kronos' registration statement on Form 10 effective, and there has been no suspension, withdrawal or stop-order in effect with respect thereto and no proceeding for that purpose has been instituted by the SEC;

     o the New York Stock Exchange has approved the listing of the Kronos common stock, subject to official notice of issuance;

     o the actions and filings with regard to state securities and blue sky laws of the United States (and any comparable law under any foreign jurisdiction) have been taken and, where applicable, have become effective or accepted;

     o there has been no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal constraint or prohibition preventing the consummation of the transactions contemplated by the distribution agreement in effect;

     o    all  material  consents  and  governmental   approvals   necessary  to
          consummate the transactions contemplated by the distribution agreement have been obtained and are in full force and effect;

     o the NL Board of Directors is satisfied that the distribution is lawful under applicable state and federal law;

     o    the NL  Board of  Directors  has  approved  the  distribution  and not
          abandoned  or  revoked  the   distribution  at  any  time  before  the
          completion of the distribution;

     o Kronos' amended and restated certificate of incorporation and bylaws, substantially as filed as exhibits to the Form 10 and described in this information statement, are in effect;

     o    the  various  ancillary   agreements  described  in  this  information
          statement have been executed and delivered by the parties thereto, including:

          o    the Tax Sharing Agreement among Contran, Valhi and Kronos; and

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


          o    the Intercorporate Services Agreement between Contran and Kronos;


     o no other events or developments have occurred subsequent to the date of the distribution agreement such that, in the judgment of NL, would result in the distribution having an adverse effect on NL or on the shareholders of NL; and

     o    the distribution agreement has not been terminated.

Q:   Can NL decide not to complete the distribution?

A: Yes. NL may cancel the distribution for any reason at any time before it is completed.

Q:   Will I be taxed on the distribution under U.S. federal income tax laws?

A: Yes. NL shareholders who receive shares of Kronos common stock in the distribution will receive a taxable dividend in an amount equal to the fair market value of Kronos common stock received. For NL shareholders that are not corporations, this amount will generally be taxable at favorable dividend rates under recently enacted legislation. For shareholders that are corporations, the distribution will be subject to the corporate dividends received deduction but may result in a basis reduction to such shareholder's NL stock and/or gain recognition. Each NL shareholder who receives cash in lieu of a fractional Kronos share will be required to recognize a short-term gain or loss equal to the difference between the cash so received and the portion of the tax basis in Kronos common stock that is allocable to the fractional share. You should consult your tax advisor as to the particular tax consequences to you of the dividend. You should also review the discussion under "The Distribution--Material U.S. Federal Income Tax Consequences of the Distribution" that begins on page 19 of this information statement.

Q: Will NL or Kronos be taxed on the distribution under U.S. federal income tax laws?

A: Yes. NL will be required to recognize a taxable gain equal to the difference between the fair market value of the shares of Kronos common stock distributed at the time of the distribution and NL's adjusted tax basis in such stock, which tax basis is expected to be nominal at the time of the distribution. NL currently intends to defer payment of the income tax owed on such taxable gain, and instead NL currently intends to offset against such payment the amount of any future income tax attributes. It is anticipated that such future income tax attributes would eventually offset the amount otherwise payable. There are no direct or indirect corporate tax consequences to Kronos as a result of the distribution. You should also review the discussion under "The Distribution--Material U.S. Federal Income Tax Consequences of the Distribution."

Q: Will Contran still have voting control over, and will Harold C. Simmons still be deemed to control, Kronos following the distribution?

A:   Yes. As of the date of this information statement:

     o Contran owned, directly or through subsidiaries, approximately 90% of Valhi's outstanding common stock;

     o Valhi and Tremont owned a total of approximately 85% of NL's outstanding common stock;

     o    Valhi owned 100% of Tremont's outstanding membership interests; and

     o    NL owned 100% of Kronos' outstanding common stock.

     Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold
     C.  Simmons,  of which Mr.  Simmons  is sole  trustee.  Mr.  Simmons is the

     Chairman of the Board of each of Contran, Valhi and Tremont, the Chairman of the Board and Chief Executive Officer of NL and, as of the distribution date, is anticipated to be the Chairman of the Board and Chief Executive Officer of Kronos, and may be deemed to control each such company.

     After the distribution is completed, we expect that:

     o    Contran's ownership in Valhi will remain at 90%;

     o    Valhi's and  Tremont's  aggregate  ownership in NL will remain at 85%;
          and


     o Valhi and Tremont will own a total of 41.2% of Kronos and NL will own 51.3% of Kronos.


     Therefore, after the distribution is complete, Contran will still have voting control over, and Mr. Simmons will still be deemed to control, Kronos. Please read "Principal Stockholders" beginning on page 59 of this information statement.

Q:   Who is acting as the distribution agent?


A:   EquiServe Trust Co., N.A.
     150 Royall Street
     Canton, Massachusetts 02021


Q:   Where can NL shareholders get more information?


A: You may direct questions to Gregory M. Swalwell, Vice President, Finance, NL Industries, Inc., Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697, telephone number (972) 233-1700, or you may contact the distribution agent for the distribution at (781) 575-2725.


                                  RISK FACTORS

     You should carefully consider each of the following risks, which Kronos believes are the principal risks that it faces, and all of the other information in this information statement. Some of the following risks relate to the distribution of Kronos common stock to NL shareholders, including the impact of such distribution on NL. Other risks relate to Kronos' business, the securities markets and ownership of Kronos common stock. Kronos' business may also be adversely affected by risks and uncertainties not presently known to Kronos or that Kronos currently believes are immaterial. If any of the following risks and uncertainties develop into actual events, this could have a material adverse effect on Kronos' business, financial condition or results of operations. If this occurs, the trading price of Kronos common stock could decline, and you may lose all or part of your investment in Kronos, NL or both companies.

Risks Relating to the Distribution

     Kronos' historical financial information may not be indicative of Kronos' future performance.

     Kronos' historical financial information included in this information statement may not be indicative of its future performance and does not necessarily reflect Kronos' financial position, results of operations and cash flows during each of the periods presented if Kronos had outstanding publicly traded equity securities. If Kronos had outstanding publicly traded equity securities during all of 2002, Kronos estimates that its total expenses would have been approximately $600,000 to $800,000 higher than those reflected in its historical consolidated financial statements. The increase in expenses includes, without limitation, increased public company compliance costs, audit and legal expenses and accounting and payroll costs. The foregoing estimate of higher expenses is not necessarily an accurate measure of what Kronos' expenses would have been in 2002 or will be in the future. Kronos' actual expenses could be higher or lower. The costs that Kronos actually incurs in the future will depend on the market for these services when they are actually purchased and the size and nature of Kronos' future operations. The financial information included in this information statement does not reflect any changes that may occur in Kronos' financial condition and operations as a result of the distribution.

     There has been no prior market for Kronos common stock, and it is difficult to predict the prices at which Kronos common stock might trade.


     Prior to the distribution, there has been no trading market for Kronos common stock. Immediately after the distribution, NL, Tremont and Valhi will own a total of approximately 92.5% of the outstanding shares of Kronos common stock and the other stockholders will own approximately 7.5% of the outstanding Kronos shares. Kronos expects that its common stock will trade on the New York Stock Exchange. Neither NL nor Kronos can predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of Kronos common stock will be volatile. While it is expected that a limited market for Kronos common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the distribution, until Kronos common stock is fully distributed and an orderly trading market develops, the prices at which trading in Kronos common stock occurs may fluctuate significantly. The term "when-issued" means that shares can be traded prior to the time of the distribution. Even though when-issued trading may develop, none of these trades will settle prior to the effective date of the distribution. See "The Distribution--Listing and Trading of Kronos Common Stock." Neither NL nor Kronos can provide any assurance as to an appropriate value or initial trading price for Kronos common stock. Determining the proper price of any equity security is very subjective and different investors will have different opinions regarding price and will apply varying pricing methodologies. The combined trading prices of Kronos common stock and NL common stock after the distribution may be less than, equal to or greater than the current trading price of NL common stock. The prices at which shares of Kronos common stock trade will be determined based on the composite of pricing expectations of all market participants and may be influenced by many factors, including, among others, Kronos' performance and prospects, quarter to quarter variations in Kronos' actual or anticipated financial results or those of other companies in the industries or the markets that Kronos serves, investor perception of Kronos and the TiO2 industry, the depth and liquidity of the market for Kronos common stock, Kronos' business and the industry in which it operates, Kronos' dividend policy, general financial and other market conditions, domestic and international economic conditions, and the impact of factors described in this "Risk Factors" section. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks that have often been unrelated or disproportionate to the operating performance of these companies. See "The Distribution--Reasons for the Distribution" and "--Listing and Trading of Kronos Common Stock."


     The trading price of NL common stock will likely decline after the distribution.


     After the distribution, NL common stock will continue to be listed for trading on the New York Stock Exchange under the symbol "NL." As a result of the distribution, absent other action, the trading price of NL common stock immediately following the distribution will likely be lower than the trading price of NL common stock immediately prior to the distribution. The prices at which shares of NL common stock will trade after the distribution may be influenced by many factors, including, among others, NL's performance and prospects, the success of its diversification efforts, quarter to quarter variations in NL's actual or anticipated future results or those of other companies in the industries or markets that NL serves, investor perceptions of NL and the TiO2 industry, the depth and liquidity of the market for NL's common stock, NL's business and the industry in which it operates, NL's dividend policy, general financial and other market conditions, domestic and international conditions, the cyclicality of the TiO2 industry (as discussed below), global economic and political conditions, global productive capacity, customer inventory levels, changes in product pricing, changes in product costing, changes in foreign currency exchange rates, competitive technology positions, operating interruptions (including, but not limited to, labor disputes, leaks, fires, explosions, unscheduled downtime, transportation interruptions, war and terrorist activities), the ultimate outcome of NL's pending or possible future litigation and the outcome of tax controversies.

     Significant sales of Kronos common stock following the distribution, or the perception that such sales might occur, could depress the market price of Kronos common stock.


     Approximately 3.6 million shares of Kronos common stock will be eligible for immediate resale in the public market. Any sale of significant amounts of Kronos shares in the public market as a percentage of the total number of outstanding shares of Kronos common stock held by non-affiliates, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could depress the market price of Kronos common stock. Neither NL nor Kronos is able to predict whether significant amounts of Kronos common stock will be sold in the open market following the distribution. See "The Distribution--Listing and Trading of Kronos Common Stock."


     Various agreements relating to the distribution contain indemnification and payment obligations for NL and Kronos that neither party may be able to satisfy, which could result in increased expenses and liabilities for NL and Kronos.

     The distribution agreement between Kronos and NL and the tax sharing agreement among Contran, Valhi and Kronos allocate responsibility among the parties to the agreements for various liabilities and obligations. The distribution agreement provides that each party will indemnify the other against claims arising out of the distribution agreement and claims arising out of their respective businesses before and after the distribution. The tax sharing agreement provides that each party will indemnify the others with respect to certain taxes attributable to their respective businesses arising before or after the distribution. In addition, under the existing tax sharing agreements between NL and Valhi and between NL and Kronos, each party has agreed to continue to indemnify the other with respect to the taxes attributable to their respective businesses, whether arising before or after the distribution. However, the availability of such indemnities will depend upon the future financial strength of NL, Contran, Valhi and Kronos. NL, Contran, Valhi or Kronos may not be in a financial position to fund such indemnities if they should arise, which could result in increased expenses and liabilities for one or any of them. See "Relationships Among NL, Kronos and Their Affiliates After the Distribution."

     Some provisions may discourage a third party from acquiring control of Kronos.

     It could be difficult for a potential bidder to acquire Kronos because NL, Tremont and Valhi together will own approximately 92.5% of Kronos common stock after the distribution. In addition, Kronos' amended and restated certificate of incorporation and bylaws contain provisions that may discourage takeover attempts. In particular, these documents permit Kronos' Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Board may determine. The ownership of Kronos common stock by its affiliates and these provisions are likely to increase the cost or difficulty for a third party to acquire control of Kronos or may discourage acquisition bids altogether. See "Principal Stockholders" and "Description of Capital Stock--Provisions That May Have an Anti-Takeover Effect."

Risks Related to Kronos' Business


     Demand for and prices of Kronos' products are cyclical and Kronos may experience prolonged depressed market conditions for its products, which may adversely affect its financial condition and results of operations.



     Substantially all of Kronos' revenue is attributable to sales of TiO2. Pricing within the global TiO2 industry over the long term is cyclical, and changes in industry economic conditions, especially in Western industrialized nations, can significantly impact Kronos' earnings and operating cash flows. Kronos' average TiO2 selling price on a billing currency basis (which excludes the effect of foreign currency translation) increased from the preceding quarter during each of the third and fourth quarters of 2002 and the first quarter of 2003, reversing the downward trend in prices that began in the first quarter of 2001 and continued through the first quarter of 2002. Kronos' average TiO2 selling prices in the second quarter of 2003 were flat compared to the first quarter of 2003. Industry-wide demand for TiO2 strengthened throughout 2002, with full year demand estimated as 9% higher than the previous year. This is believed to have been the result of economic growth and restocking of customer inventory levels. Volume demand in 2003 is expected to increase moderately over 2002 levels. Kronos cannot guarantee that it will not be affected by any existing or future cyclical changes or that such conditions will not be sustained or further aggravated by anticipated or unanticipated changes in economic conditions or other events.



     The demand for TiO2 during a given year is also subject to annual seasonal fluctuations. TiO2 sales are generally higher in the first half of the year than in the second half of the year due in part to the increase in paint production in the spring to meet the spring and summer painting season demand.


     Kronos sells its products in a mature and highly competitive industry and faces price pressure in the markets in which it operates.

     The global markets in which Kronos operates its business are highly competitive. Competition is based on a number of factors, such as price, product quality and service. Some of Kronos' competitors may be able to drive down prices for Kronos' products because they have costs that are lower than Kronos'. In addition, some of Kronos' competitors' financial, technological and other resources may be greater than Kronos', and such competitors may be better able to withstand changes in market conditions. Kronos' competitors may be able to respond more quickly than Kronos can to new or emerging technologies and changes in customer requirements. Further, consolidation of Kronos' competitors or customers in any of the industries in which Kronos competes may have an adverse effect on Kronos. The occurrence of any of these events could have a material adverse effect on Kronos' business, financial condition and results of operations or cash flows.

     Kronos is subject to many environmental and safety regulations that may result in unanticipated costs or liabilities.

     Kronos is subject to extensive laws, regulations, rules and ordinances relating to pollution, the protection of the environment and the use or cleanup of hazardous substances and wastes. Kronos may incur substantial costs, including fines, damages and criminal penalties or civil sanctions, or experience interruptions in its operations for actual or alleged violations or compliance requirements arising under environmental laws. Kronos' operations could result in violations under environmental laws, including spills or other releases of hazardous substances to the environment. Some of Kronos' operating facilities are in densely populated urban areas or in industrial areas adjacent to other operating facilities. In the event of a catastrophic incident, Kronos could incur material costs as a result of addressing such an event and in implementing measures to prevent such incidents. Given the nature of Kronos' business, violations of environmental laws may result in restrictions imposed on Kronos' operating activities, substantial fines, penalties, damages or other costs, including as a result of private litigation, any of which could have a material adverse effect on Kronos' business, financial condition, results of operations or cash flows.

     In addition, Kronos could incur significant expenditures to comply with existing or future environmental laws. Costs relating to environmental matters will be subject to evolving regulatory requirements and will depend on the timing of promulgation and enforcement of specific standards that impose requirements on Kronos' operations. Kronos cannot, therefore, assure you that costs beyond those currently anticipated will not be required under existing and future environmental laws.

     Kronos has a limited number of suppliers for some of its raw materials, which could negatively affect it.

     Kronos has a limited number of suppliers for some of its raw materials. The number of sources for, and availability of, certain raw materials is specific to the particular geographical region in which a facility is located. In addition, in 2002, Kronos purchased titanium-bearing ores from three suppliers under multiple-year agreements. If one of these suppliers were unable to meet its obligations under present supply arrangements, Kronos could suffer reduced supplies or incur increased prices for its raw materials.

     NL and its affiliates may have conflicts of interest with Kronos, and these conflicts could adversely affect Kronos' business.



     After the distribution, NL, Valhi and Tremont will own approximately 92.5% of the outstanding shares of Kronos common stock and approximately 92.5% of the voting power of Kronos. For so long as NL and its affiliates retain their ownership of Kronos shares, they will have the power to influence Kronos' business strategy, including decisions relating to the pursuit of transactions and commercial opportunities. In addition, as of the distribution date, although each of Kronos and NL will have independent non-employee directors serving on their respective boards of directors, it is anticipated that a majority of the members of NL's Board of Directors will also serve on Kronos' Board of Directors. NL is currently in compliance with, and as of the distribution date Kronos will comply with, all New York Stock Exchange rules regarding interlocking directorates and independence of directors. Certain executive officers of NL also serve as executive officers of Kronos. See "Management." Furthermore, under intercorporate service agreements between Contran and Kronos, Contran will provide certain management, financial and administrative services to Kronos on a fee basis. These circumstances could create potential conflicts of interest when Kronos' directors and management are faced with decisions that could have different implications for NL and Kronos. Examples of these types of decisions might include the resolution of disputes arising out of the agreements governing the relationship between NL and Kronos following the distribution, the issuance of additional securities, Kronos' payment of dividends, the pursuit of specific business opportunities available to Kronos or NL or other circumstances in which Kronos or NL may have adverse interests. Also, the appearance of conflicts, even if such conflicts do not materialize, might adversely affect the public's perception of Kronos following the distribution. No specific procedures are in place that govern the treatment of transactions among Kronos and related entities, although such entities may implement specific procedures as appropriate for particular transactions. In addition, under applicable principles of law, in the absence of stockholder ratification or approval by directors who may be deemed disinterested, transactions involving contracts among companies under common control must be fair to all companies involved. Furthermore, directors of companies owe fiduciary duties of good faith and fair dealing to all stockholders of the companies for which they serve. See "Relationships Among NL, Kronos and Their Affiliates After the Distribution" and "Certain Relationships and Related Transactions." Both Kronos' and NL's Board of Directors will include non-employee directors. It is anticipated that at least one such non-employee director on each company's board of directors will not serve on the other company's board, and it is currently anticipated that these non-employee directors will resolve any conflicts of interests that may arise between Kronos and NL.




     Kronos could be adversely affected if NL suffers adverse consequences from environmental and other claims.


     Kronos is currently wholly-owned by NL, and after the distribution will be owned approximately 51.3% by NL. NL has been named as a defendant, potentially responsible party ("PRP"), or both, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, and similar state laws in approximately 70 governmental and private actions associated with waste disposal sites, mining locations and facilities currently or previously owned, operated or used by NL or its subsidiaries, or their predecessors, certain of which are on the U.S. Environmental Protection Agency's Superfund National Priorities List or similar state lists. NL is also a defendant in a number of legal proceedings seeking damages for personal injury and property damage arising out of the sale in the United States of lead pigments used in the manufacture of paint decades ago. To NL's knowledge, none of the lead pigment claims have resulted in a judgment or settlement in favor of any claimant since these claims first arose approximately seventeen years ago.



     Neither Kronos nor its subsidiaries have ever been subject to any of these environmental, lead pigment or other claims against NL. Neither Kronos nor NL believes that there is any basis for the assertion of any such claims against
Kronos. Nevertheless, judgments against NL could have indirect adverse consequences for Kronos. Such events could impose economic hardships on NL, which in turn could make future financings, including bank borrowings, more difficult for Kronos and its subsidiaries and also could adversely affect Kronos' customers' perceptions of Kronos as an affiliate of NL. In addition, judgments against NL might force NL to divest its remaining equity ownership of Kronos to raise cash, which could result in a change of control of Kronos or depress the market price of Kronos common stock.


     Kronos' business may be adversely affected by international operations and fluctuations in currency exchange rates.

     Kronos conducts a significant portion of its business in several jurisdictions outside of the United States and is subject to risks normally associated with international operations. These risks include the impact of such operations on the prices that Kronos receives for its products and the need to convert currencies that Kronos may receive for some of its products into currencies required to pay some of its debt, or into currencies in which Kronos purchases certain raw materials or pays for certain services, all of which could result in a gain or loss depending on fluctuations in exchange rates. Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws, and the difficulty in enforcing agreements and collecting receivables through foreign legal systems.

     If Kronos' patents are declared invalid or its trade secrets become known to competitors, Kronos' and NL's ability to compete may be adversely affected.

     Protection of Kronos' proprietary processes, apparatuses and other technology is important to its business. Consequently, Kronos relies on judicial enforcement for protection of its patents, and there can be no assurance that any of Kronos' patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, if any pending patent application filed by Kronos does not result in an issued patent, or if patents are issued to Kronos, but such patents do not provide meaningful protection of Kronos' intellectual property, then the use of any such intellectual property by Kronos' competitors could have a material adverse effect on Kronos' business, financial condition, results of operations or cash flows. Additionally, Kronos' competitors or other third parties may obtain patents that restrict or preclude Kronos' ability to lawfully produce or sell its products in a competitive manner, which could have a material adverse effect on Kronos' business, financial condition, results of operations or cash flows.

     Kronos also relies on unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Although it is Kronos' practice to enter into confidentiality agreements to protect its intellectual property, because these confidentiality agreements may be breached, such agreements may not provide sufficient protection for Kronos' trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. The failure of Kronos' patents or confidentiality agreements to protect its processes, apparatuses, technology, trade secrets or proprietary know-how could have a material adverse effect on Kronos' business, financial condition, results of operations or cash flows. Because NL has a perpetual license to use Kronos' proprietary processes, apparatuses and other technology in its business, any failure by Kronos to protect its processes, apparatuses, technology, trade secrets or proprietary know-how could have a material adverse effect on NL's business, financial condition, results of operations or cash flows.

     Kronos' leverage may impair its financial condition.


     Kronos currently has, and after the distribution will continue to have, a significant amount of debt. As of June 30, 2003, after giving effect to Kronos' $200 million dividend to NL in the form of the Term Note, Kronos' total consolidated debt would be $561 million, consisting of the following:



     o    (euro)285 million ($326 million) of the KII Senior Notes;



     o (euro)30 million ($34 million) outstanding under KII's subsidiaries' revolving credit facility;



     o $200 million under the Term Note payable to NL, the terms of which are described below under "Relationships Among NL, Kronos and Their Affiliates After the Distribution--Distribution Agreement--Term Note"; and



     o    $1 million of other debt.

     Subject to specified limitations, the indenture governing the KII Senior Notes permits KII and its subsidiaries to incur additional debt. In addition, as of June 30, 2003, KII's subsidiaries had unused borrowing availability of the equivalent of approximately $55 million ((euro)48 million) under their credit facility, and certain of Kronos' U.S. subsidiaries had approximately $45 million available under their credit facility.


     Kronos' current and future level of debt could have important consequences to you, including:

     o increasing Kronos' vulnerability to adverse general economic and industry conditions;

     o requiring that a substantial portion of Kronos' cash flow from operations be used for the payment of interest on its debt, including the Term Note due to NL, therefore reducing its ability to use its cash flow to fund working capital, capital expenditures, acquisitions, dividends and general corporate requirements;

     o    limiting Kronos' ability to obtain additional financing to fund future
          working  capital,  capital  expenditures,   acquisitions  and  general
          corporate requirements;

     o limiting Kronos' flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

     o placing Kronos at a competitive disadvantage relative to other less leveraged competitors.

     Kronos' ability to generate sufficient cash to meet its debt service and operating needs depends on many factors, some of which are beyond Kronos' control.

     Kronos' ability to make payments on and refinance its debt and to fund planned capital expenditures depends on its future ability to generate cash flow. To some extent, this ability is subject to general economic, financial, competitive, legislative and regulatory and other factors that are beyond Kronos' control. In addition, Kronos' ability to borrow funds under its subsidiaries' credit facility in the future will depend on these subsidiaries' ability to maintain specified financial ratios and satisfy certain financial covenants contained in the credit agreement for Kronos' subsidiaries' credit facility. Kronos cannot assure you that its business will generate cash flow from operations or that it will have adequate access to credit facilities in amounts sufficient to enable Kronos to pay its debt or to fund other liquidity needs. As a result, Kronos may need to refinance all or a portion of its debt before maturity, and it is likely that Kronos will need to refinance all or a portion of its debt on maturity. KII's subsidiaries' three-year credit facility and Kronos' U.S. subsidiaries' three-year credit facility both mature in 2005. Kronos cannot assure you that it will be able to refinance any of its debt on favorable terms, if at all. Any inability to generate sufficient cash flow or refinance Kronos' debt on favorable terms could have a material adverse effect on its financial condition.

     Various factors may hinder the declaration and payment of dividends following the distribution.

     The payment of dividends is subject to the discretion of Kronos' Board of Directors, and various factors may cause Kronos to determine not to pay dividends. Such factors include Kronos' financial position, results of operations, capital requirements and liquidity, any loan or other agreement restrictions, governmental requirements and such other factors as Kronos' Board of Directors may consider relevant. Kronos' assets consist primarily of investments in its operating subsidiaries. Kronos' cash flow and its ability to pay dividends depend upon cash dividends and distributions or other transfers from its subsidiaries. In addition, any payment of dividends, distributions, loans or advances by Kronos' subsidiaries to Kronos could be subject to restrictions on or taxation of dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which Kronos' subsidiaries operate, and any restrictions imposed by the current and future debt instruments of Kronos' subsidiaries. Such payments to Kronos by its subsidiaries are contingent upon its subsidiaries' earnings. See "Dividend Policy."

     Covenant restrictions may limit Kronos' ability to operate its business.

     Kronos and its subsidiaries are subject to obligations under various financing arrangements that contain, among other things, covenants that may restrict Kronos' ability to finance future operations or capital needs or to engage in other business activities. These covenants include, among other things, restrictions on Kronos' and its subsidiaries' ability to:

     o    borrow money, pay dividends or make distributions;

     o    purchase or redeem stock;

     o    make investments and extend credit;

     o    engage in transactions with affiliates;

     o    engage in sale-leaseback transactions;

     o    freely distribute the proceeds from certain asset sales;

     o effect a consolidation or merger or sell, transfer, lease or otherwise dispose of all or substantially all of its assets; and

     o    create liens on its assets.

     In addition, these financing arrangements require Kronos' subsidiaries to maintain specified financial ratios and satisfy certain financial tests, which may require that action be taken to reduce debt or to act in a manner contrary to Kronos' long-term business objectives. Events beyond Kronos' control, including changes in general business and economic conditions, may affect Kronos' ability to meet those financial ratios and satisfy certain financial covenants. Kronos cannot assure you that it will meet those tests or that the lenders will waive any failure to meet those tests. A breach of any of these covenants would result in a default under one or more of these credit facilities and any acceleration of debt obligations under the European subsidiaries' credit facility may result in a default under the indenture governing the KII Senior Notes. If an event of default under KII's subsidiaries' credit facility occurs, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     The statements contained in this information statement that are not historical facts, including, but not limited to, statements found in the section entitled "Risk Factors," are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Forward-looking statements include the information concerning Kronos' possible or assumed future results of operations, business strategies, need for financing, competitive position, potential growth opportunities, potential operating performance improvements, ability to retain and recruit personnel, benefits resulting from Kronos' distribution from NL, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "intends," "may," "will," "should," "anticipates," "expects," "could," or comparable terminology or by discussions of strategy or trends. Although Kronos believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will prove to be correct. Such statements by their nature involve risks and uncertainties that could significantly affect expected results, and actual future results could differ materially from those described in such forward-looking statements.


     Among the factors that could cause actual future results to differ materially are the risks and uncertainties discussed in this information statement. While it is not possible to identify all factors, Kronos continues to face many risks and uncertainties including, but not limited to, the cyclicality of the titanium dioxide industry, global economic and political conditions, global productive capacity, customer inventory levels, changes in product pricing, changes in product costing, changes in foreign currency exchange rates, competitive technology positions, operating interruptions (including, but not limited to, labor disputes, leaks, fires, explosions, unscheduled downtime, transportation interruptions, war and terrorist activities), the ultimate outcome of NL's pending or possible future lead pigment litigation and legislative developments related to the lead pigment litigation and the outcome of other litigation and tax controversies. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those expected. NL and Kronos disclaim any intention or obligation to update publicly or revise such statements whether as a result of new information, future events or otherwise.


     The risk factors discussed in "Risk Factors" could cause Kronos' results to differ materially from those expressed in forward-looking statements. There may also be other risks and uncertainties that Kronos is unable to predict at this time or that Kronos does not now expect to have a material adverse impact on its business.

                                THE DISTRIBUTION

Reasons for the Distribution


     The Board of Directors of NL has determined that the distribution is in the best interests of NL and its shareholders. Through the recapitalization of Kronos and distribution of approximately 48.7% of the outstanding shares of Kronos common stock, NL believes significant benefits will be achieved.


     First, it is believed that Kronos will be recognized in the TiO2 industry and the financial markets as an entity whose business operations are distinct from NL. Investors, suppliers, customers and employees worldwide will be able to view and evaluate the Kronos business independently from NL and its historical operations, and acquire a direct equity ownership interest in Kronos. The separation and resulting public company recognition should enhance the ability of Kronos to capitalize on the Kronos brand name and to develop separate business relationships and strategies distinct from operating as a wholly-owned subsidiary of NL, which is expected to enhance Kronos' global competitive position.

     Second, NL will retain a significant equity ownership interest in Kronos and will continue to benefit from the affiliate group holding a controlling interest in a public company serving the global TiO2 market. As Kronos continues to grow and develop its TiO2 business separate from NL, the potential long-term investment return to NL and its shareholders is anticipated to increase. In 2002, KII issued (euro)285 million aggregate principal amount of the KII Senior Notes, primarily in the European financial market. Proceeds of such financing were used in part to repay intercompany debt owed by KII to Kronos, which in turn was used to repay intercompany debt owed by Kronos to NL. NL used a portion of such proceeds to repay all of its third party long-term indebtedness with the balance used for general corporate purposes. As demonstrated by KII's successful public debt offering in 2002, and the continuing market interest in such debt, as well as other recent financing arrangements entered into by KII and its subsidiaries, it is believed that the equity of Kronos will also be attractive to the financial markets. It is further believed that with a separate public trading market, the Kronos common stock retained by NL will provide significant increased value to NL as a result of the anticipated favorable valuation of Kronos in the financial markets. NL over time could sell a portion of its holdings of Kronos common stock in the established trading market or more readily use such stock as collateral for future credit arrangements if such additional liquidity is determined to be beneficial to NL in the future.


     Third, NL believes that the distribution will provide it with greater opportunity for diversification of its holdings and business interests. Through its future diversification efforts, NL may be able to provide potentially more consistent and stable financial performance compared to its current holdings. In order to accomplish a diversification of its holdings, it is believed NL will require additional sources of liquidity. As a result of the 2002 public debt offering by KII, and repayment of intercompany debts, NL achieved additional liquidity while discharging all of its long-term debt obligations. Through the recapitalization of Kronos, NL will receive significant additional consideration through the payment of a dividend in the form of the Term Note, which will provide NL with additional financial resources and liquidity. The results of the 2002 financing activities and the dividend of the Term Note effectively converts a portion of NL's investment in Kronos into a more liquid form (with respect to the proceeds received from the 2002 financing activities) and into a more senior position (with respect to the Term Note) that will also provide additional liquidity to NL, which should, among other things, enable NL to explore diversification opportunities beyond the scope of its existing assets and business. Additionally, the distribution of Kronos common stock should enhance NL's ability to increase its liquidity through potential future sales of a portion of its remaining holdings of Kronos common stock or the use of Kronos common stock as collateral for any future credit arrangements. Upon the completion of the distribution, NL will explore diversification opportunities beyond the scope of its existing business, which should reduce the risks inherent in continuing to conduct its operations primarily in a single highly competitive industry that is capital intensive and subject to significant historically cyclical demand and pricing variations.


     Prior to the distribution, there has been no trading market for Kronos common stock. After the distribution, NL, Tremont and Valhi will own a total of approximately 92.5% of the outstanding shares of Kronos common stock and the other stockholders will own approximately 7.5% of the outstanding Kronos shares.

Kronos expects that its common stock will trade on the New York Stock Exchange. Neither NL nor Kronos can predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of Kronos common stock will be volatile or provide any assurance as to an appropriate value or initial trading price for Kronos common stock. Determining the proper price of any equity security is very subjective and different investors will have different opinions regarding price and will apply varying pricing methodologies. The combined trading prices of Kronos common stock and NL common stock after the distribution may be less than, equal to or greater than the current trading price of NL common stock. The prices at which shares of Kronos common stock trade will be determined based on the composite of pricing expectations of all market participants and may be influenced by many factors, including, among others, Kronos' performance and prospects, quarter to quarter variations in Kronos' actual or anticipated financial results or those of other companies in the industries or the markets that Kronos serves, investor perception of Kronos and the TiO2 industry, the depth and liquidity of the market for Kronos common stock, Kronos' business and the industry in which it operates, Kronos' dividend policy, general financial and other market conditions, domestic and international economic conditions, and the impact of factors described in the "Risk Factors" section of this information statement. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. See "Risk Factors--Risks Relating to the Distribution--There has been no prior market for Kronos common stock, and it is difficult to predict the prices at which Kronos common stock might trade" and " The Distribution--Listing and Trading of Kronos Common Stock."

Description of the Distribution

     The following diagram illustrates the current ownership structure of Kronos (ownership is 100% unless otherwise noted).




[graph inserted here which shows (i) Contran's 90.2% ownership of Valhi, (ii) Valhi and Tremont's 84.5% aggregate ownership in NL, (iii) other stockholders 15.4% ownership of NL and (iv) NL's 100% ownership of Kronos]




(a) Includes 63.1% held by Valhi and 21.4% held by Tremont, a wholly-owned subsidiary of Valhi.



     Contran   directly   and   indirectly   through  its   subsidiaries   holds
approximately 90.2% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons. See "Principal Stockholders" and note 1 to Kronos' audited consolidated financial statements included in this information statements.

     The distribution will be accomplished by NL issuing approximately 23.85 million shares of Kronos common stock, representing approximately 48.7% of the outstanding shares of Kronos common stock, to its shareholders. After the distribution, NL and its affiliates will own approximately 92.5% of Kronos' common stock and shareholders who are not affiliates of Kronos will own the remaining 7.5%. The following diagram illustrates the expected effect of the distribution on the ownership structure of Kronos (ownership is 100% unless otherwise noted). [note - also add the Contran box in the following chart - and have the arrow from Contran to Valhi with the 90.2% label]

[graph inserted here which shows (i) Contran's 90.2% ownership of Valhi, (ii) Valhi and Tremont's 84.5% aggregate ownership in NL, (iii) other stockholders 15.4% ownership of NL, (iv) NL's 51.3% ownership of Kronos, (iv) Valhi and Tremont's 41.2% aggregate ownership of Kronos and (vi) other stockholders 7.5% ownership of Kronos]



(a) Includes 63.1% held by Valhi and 21.4% held by Tremont, a wholly-owned subsidiary of Valhi.




(b) Includes 30.8% held by Valhi and 10.4% held by Tremont, a wholly-owned subsidiary of Valhi.


     Contran directly and indirectly through its subsidiaries hold approximately 90.2% of Valhi's outstanding common stock. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons. See "Principal Stockholders" and note 1 to Kronos' audited consolidated financial statements included in this information statement.



     On November 6, 2003, the Board of Directors of NL formally approved the distribution. Each NL shareholder as of the close of business on November 17 2003, which is the record date for the distribution, will receive one share of Kronos common stock for every two shares of NL common stock held as of the record date. NL and Kronos expect that the distribution will take place on or about December 8, 2003, although completion of the distribution is contingent upon the satisfaction of conditions described in the distribution agreement. See "Relationships Among NL, Kronos and Their Affiliates After the Distribution."


     In determining the structure and appropriateness of the distribution, the NL Board, together with management, considered various legal and structural considerations, including the financial position of Kronos and NL prior to and after the distribution. The NL Board also considered the desirability for the distribution initially to result in there being outstanding approximately the same number of shares of Kronos common stock as the current number of outstanding shares of NL common stock. The NL Board also considered standards of the New York Stock Exchange as well as a desirable trading price for Kronos common stock. Based on the estimated number of holders of NL common stock, the NL Board concluded that a one-for-two distribution ratio should satisfy the listing requirements of the New York Stock Exchange.


     In the distribution, shares of Kronos common stock shall initially be distributed in book-entry form through Kronos' direct registration system. As soon as practicable on or after the distribution date, NL's transfer agent will provide NL's shareholders a statement showing such shareholder's ownership of Kronos common stock along with a check for any fractional shares of Kronos common stock to which the shareholder would otherwise be entitled. For NL common stock held through a broker, bank or other nominee, the transfer agent will credit the registered nominee's account with shares of Kronos common stock and the dollar amount of any fractional shares of Kronos common stock to which the holder is entitled, which in turn should be credited to the holder's account. Following the distribution, any record holder of Kronos common stock may obtain a physical stock certificate representing the holder's shares at no charge by contacting Kronos' transfer agent. See "Description of Capital Stock."



     NL will not distribute any fractional shares of Kronos common stock as part of the distribution. Instead, on or after the distribution date, the distribution agent will aggregate all fractional shares, sell them on the open market at prevailing market prices and distribute the aggregate proceeds less applicable taxes and a pro rata portion of the aggregate brokerage commission payable in connection with the sale of the fractional shares ratably to those NL shareholders otherwise entitled to fractional shares. See "--Material U.S. Federal Income Tax Consequences of the Distribution" for a discussion of the United States federal income tax treatment of proceeds from fractional share interests. The distribution agent will in its sole discretion, without influence from Contran, Valhi, NL or Kronos, determine when, how, through which broker-dealer and at what price to make its sales of the aggregated fractional shares. Neither the distribution agent nor the broker-dealers it uses will be affiliates of Contran, Valhi, NL or Kronos. None of NL, Kronos or the distribution agent can guarantee any minimum sale price for the fractional shares of Kronos common stock. Neither NL nor Kronos will pay any interest on the proceeds from the sale of aggregated fractional shares. Neither NL, Kronos nor any of their affiliates will receive any of the proceeds from the sale of fractional shares.


     No vote of NL shareholders is required or sought in connection with the distribution, and NL shareholders will have no appraisal or dissenters' rights in connection with the distribution.

     No NL shareholder will be required to pay cash or other consideration for any shares of Kronos common stock received in the distribution, or to surrender or exchange shares of NL common stock.

Results of the Distribution



     After the distribution, Kronos will be a separate public company, owned approximately 92.5% in the aggregate by NL, Tremont and Valhi. As a result of the distribution, Kronos expects to have approximately 6,000 holders of record and approximately 48.9 million shares of Kronos common stock outstanding, based on the number of NL record shareholders and the distribution ratio and the number of outstanding shares of NL common stock as of the close of business on November 10, 2003. The actual number of shares of Kronos common stock to be distributed will be determined as of the record date. The distribution will not affect the number of outstanding shares of NL common stock or the rights of NL shareholders.



Material U.S. Federal Income Tax Consequences of the Distribution

         General

     The following is a summary description of the material federal income tax consequences of the distribution. This summary is not intended as a complete description of all of the tax consequences of the distribution and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction other than the federal income tax laws of the United States. Moreover, the following discussion may not apply to particular categories of holders subject to special tax treatment under the federal income tax laws, including, without limitation, insurance companies, financial institutions, broker-dealers, estates, trusts, tax-exempt organizations, real estate investment trusts, regulated investment companies, non-United States holders, or persons that will hold their shares of Kronos common stock as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, other than a capital asset. This summary does not include a description of any alternative minimum tax consequences that may be applicable to the receipt of Kronos shares pursuant to the distribution. This summary assumes that you hold your shares of Kronos common stock as a capital asset within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, or the "Code." In this regard, special rules not discussed in this summary may apply to some of NL's shareholders.

     The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary Treasury Department regulations promulgated under the Code and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any of these changes could affect the validity of the following discussion.

     Please consult your tax advisor as to the particular tax consequences to you of the distribution described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes in applicable tax laws.

         Consequences of the Distribution

     Each shareholder of NL receiving shares of Kronos common stock in the distribution generally will be treated as if the shareholder received a taxable distribution in an amount equal to the fair market value of Kronos common stock received. Since the amount of the distribution will not exceed NL's current and accumulated earnings and profits, the distribution will be a dividend. The taxation of the dividend to a NL shareholder will depend on whether the shareholder is a corporation. If the shareholder is a corporation, such amount will be taxable as ordinary income, subject to the corporate dividends received deduction. However, for such shareholder, if the distribution is treated as an "extraordinary dividend" pursuant to Code section 1059, then such shareholder may be required to reduce its basis in its NL stock and/or recognize gain up to the amount of the dividends received deduction claimed on the distribution. A shareholder that is a corporation should consult its tax advisor to determine whether the distribution will be treated as an extraordinary dividend to the shareholder. If the shareholder is not a corporation, under recently enacted legislation, such amount will generally be taxable at the more favorable dividend rate (15% in most cases) if the shareholder has held its NL stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date. Otherwise, such amount will be taxable as ordinary income. The favorable dividend rate applies only with respect to dividends that the non-corporate shareholder does not treat as investment income under section 163(d)(4)(B) of the Code.

     Each shareholder's initial tax basis in the Kronos common stock received by the shareholder will be equal to the fair market value of such stock at the time of the distribution.

     Each shareholder who receives cash as a result of the sale of fractional shares of Kronos stock by the distribution agent will be treated as if such fractional share had been received by the shareholder as part of the distribution and then sold by the shareholder. Accordingly, the shareholder will recognize short-term gain or loss equal to the difference between the cash so received and the portion of the tax basis in Kronos stock that is allocable to the fractional share.

     NL will be required to recognize taxable gain or loss equal to the difference between the fair market value of the Kronos common stock distributed at the time of the distribution and NL's adjusted tax basis in such stock, which tax basis is expected to be nominal at the time of the distribution. NL currently intends to defer payment of the income tax owed on such taxable gain, and instead NL currently intends to offset against such payment the amount of any future income tax attributes. It is anticipated that such future income tax attributes would eventually offset the amount otherwise payable. There are no direct or indirect corporate tax consequences to Kronos as a result of the distribution.

     Back-Up Withholding Requirements

     NL is required to withhold federal income tax at a rate of 30% with respect to payments such as dividends, interest or proceeds from the sale of stock made to (a) persons who do not have a social security number or taxpayer identification number, (b) persons that the IRS has determined have a history of evading federal income tax or (c) persons who have refused to furnish NL with information sufficient to enable it to comply with its applicable federal income tax information reporting obligations. Such withholding is known as back-up withholding. Back-up withholding is not an additional tax and may be refunded (or credited against the shareholder's U.S. federal income tax liability, if any), provided that required information is furnished to NL. United States information reporting requirements and back-up withholding may apply to NL shareholders and Kronos stockholders with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, NL or Kronos common stock unless the holder:

     o is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or

     o provides a correct taxpayer identification number, certifies that there has been no loss of exemption from back-up withholding and otherwise complies with applicable requirements of the back-up withholding rules.

     You may be subject to penalties imposed by the IRS if you do not supply NL with your correct taxpayer identification number. You should consult your tax advisor as to your qualification for exemption from back-up withholding and the procedure for obtaining such an exemption. If information-reporting requirements apply to you, the amount of dividends paid with respect to your shares will be reported annually to the IRS and to you.

Listing and Trading of Kronos Common Stock


     There has been no public market for Kronos common stock. An active trading market may not develop or be sustained in the future. However, Kronos expects that a limited market for shares of Kronos common stock, commonly known as a "when issued" trading market, will develop on or shortly before the record date for the distribution. The term "when-issued" means that shares can be traded prior to the time of the distribution of the shares. Even though when-issued trading may develop, none of these trades would settle prior to the effective date of the distribution, and if the distribution does not occur, all when-issued trading will be null and void. Kronos has applied for the listing of its common stock on the New York Stock Exchange under the trading symbol "KRO" and believes that Kronos common stock will be acceptable to the New York Stock Exchange for listing. Beginning on the first New York Stock Exchange trading day after the distribution, Kronos expects that its common stock will trade on a "regular" basis. The term "regular" refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction.


     Prior to the distribution, there has been no trading market for Kronos common stock. After the distribution, NL, Tremont and Valhi will own a total of approximately 92.5% of the outstanding shares of Kronos common stock and the other stockholders will own approximately 7.5% of the outstanding Kronos shares. Kronos expects that its common stock will trade on the New York Stock Exchange and in the over-the-counter market in the United States. Neither NL nor Kronos can predict the extent to which investors' interest will lead to a liquid trading market or whether the market price of Kronos common stock will be volatile. While it is expected that a limited market for Kronos common stock, commonly known as a "when issued" trading market, will develop near the record date, until Kronos common stock is fully distributed and an orderly trading market develops, the prices at which trading in Kronos common stock occurs may fluctuate significantly. Neither NL nor Kronos can provide any assurance as to an appropriate value or initial trading price for Kronos common stock. Determining the proper price of any equity security is very subjective and different investors will have different opinions regarding price and will apply varying pricing methodologies. The combined trading prices of Kronos common stock and NL common stock after the distribution may be less than, equal to or greater than the current trading price of NL common stock. The prices at which shares of Kronos common stock trade will be determined based on the composite of pricing expectations of all market participants and may be influenced by many factors, including, among others, Kronos' performance and prospects, quarter to quarter variations in Kronos' actual or anticipated financial results or those of other companies in the industries or the markets that Kronos serves, investor perception of Kronos and the TiO2 industry, the depth and liquidity of the market for Kronos common stock, Kronos' business and the industry in which it operates, Kronos' dividend policy, general financial and other market conditions, domestic and international economic conditions, and the impact of factors described in the "Risk Factors" section of this information statement. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. See "Risk Factors--There has been no prior market for Kronos common stock, and it is difficult to predict the prices at which Kronos common stock might trade."


     Approximately 3.6 million shares of Kronos common stock that will be distributed to NL shareholders will be eligible for immediate resale. In transactions similar to the distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the transaction because of the differing objectives and strategies of investors who acquire shares of Kronos common stock in the transaction. Kronos is not able to predict whether significant amounts of its common stock will be sold in the open market following the distribution or what effect these sales may have on prices at which Kronos common stock may trade. Any sale of significant amounts of Kronos common stock in the public market as a percentage of the total number of outstanding shares of Kronos common stock held by non-affiliates, or the perception that such sales might occur, whether as a result of the distribution or otherwise, could depress the market price of Kronos common stock.

     Shares of Kronos common stock received in the distribution by "affiliates" (as defined under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act")) will not be freely transferable. Persons who can be considered Kronos' affiliates after the distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, Kronos, and include some of Kronos' officers and directors. Affiliates of Kronos may only sell common stock received in the distribution:


     o under a registration statement that the Securities and Exchange Commission (the "SEC") has declared effective under the Securities Act; or

     o under an exemption from registration under the Securities Act, such as the exemption afforded by SEC Rule 144, which, among other requirements, limits sales by affiliates based on the average four-week trading volume or 1% of the outstanding common stock.


     NL expects that its common stock will meet the continued listing standards of the New York Stock Exchange and that its common stock will continue to trade on a regular basis under the symbol "NL" following the distribution. NL common stock may also trade on a when-issued basis, reflecting an assumed post-distribution value for NL common stock. When-issued trading in NL common stock, if available, could last from on or about the record date through the effective date of the distribution. If when-issued trading in NL common stock is available, NL shareholders may trade their existing NL common stock prior to the effective date of the distribution in either the when-issued market or in the regular market for NL common stock. If a shareholder trades in the when-issued market, it will have no obligation to transfer to a purchaser of NL common stock the Kronos common stock such shareholder receives in the distribution. If a shareholder trades in the regular market, the shares of NL common stock traded after the record date will be accompanied by due bills representing the Kronos common stock to be distributed in the distribution. If when-issued trading in NL common stock is not available, the NL common stock will only trade in the regular market during the period from the record date through the effective date of the distribution.

     If a when-issued market for NL common stock develops, an additional listing for NL common stock will appear on the New York Stock Exchange. Differences may exist between the combined value of when-issued Kronos common stock plus when-issued NL common stock and the price of NL common stock during this period. Until the market has fully analyzed the operations of NL without the operations of Kronos, the prices at which NL common stock trades may fluctuate significantly.

     You should consider consulting your financial and tax advisors prior to making any decision with respect to the purchase, retention or sale of shares of NL common stock or Kronos common stock. Neither NL nor Kronos makes recommendations on the purchase, retention or sale of your shares of NL common stock or Kronos common stock.

   RELATIONSHIPS AMONG NL, KRONOS AND THEIR AFFILIATES AFTER THE DISTRIBUTION

     This section of the information statement summarizes certain material agreements, including certain intercorporate services, indemnification, tax and other matters, relating to the distribution between NL, Kronos and their affiliates that will govern the ongoing relationships after the distribution. Additional or modified agreements, arrangements and transactions may be entered into among NL, Kronos and their affiliated entities after the distribution. Kronos' business consists of the businesses previously conducted by the Kronos subsidiary of NL. On an overall basis, Kronos' business will constitute substantially the same business as that previously conducted by the Kronos subsidiary of NL. You should also read the agreements, forms of which have been filed as exhibits to the registration statement on Form 10 of which this information statement forms a part.

Distribution Agreement

     The distribution agreement provides that the following conditions must be satisfied or waived before or as of the date of the distribution for the distribution to occur:

     o the SEC has declared Kronos' registration statement on Form 10 effective, and there has been no suspension, withdrawal or stop-order in effect with respect thereto and no proceeding for that purpose has been instituted by the SEC;

     o the New York Stock Exchange has approved the listing of the Kronos common stock, subject to official notice of issuance;

     o the actions and filings with regard to state securities and blue sky laws of the United States (and any comparable law under any foreign jurisdiction) have been taken and, where applicable, have become effective or accepted;

     o there has been no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal constraint or prohibition preventing the consummation of the transactions contemplated by the distribution agreement in effect;

     o    all  material  consents  and  governmental   approvals   necessary  to
          consummate the transactions contemplated by the distribution agreement have been obtained and are in full force and effect;

     o the NL Board of Directors is satisfied that the distribution is lawful under applicable state and federal law;

     o    the NL  Board of  Directors  has  approved  the  distribution  and not
          abandoned  or  revoked  the   distribution  at  any  time  before  the
          completion of the distribution;

     o Kronos' amended and restated certificate of incorporation and bylaws, as filed as exhibits to the Form 10 and described in this information statement, are in effect;

     o    the  various  ancillary   agreements  described  in  this  information
          statement have been executed and delivered by the parties thereto, including:

     o    the Tax Sharing Agreement among Contran, Valhi and Kronos; and


     o    the Intercorporate Services Agreement between Contran and Kronos;


     o no other events or developments have occurred subsequent to the date of the distribution agreement such that, in the judgment of NL, would result in the distribution having an adverse effect on NL or on the shareholders of NL; and

     o    the distribution agreement has not been terminated.

     Mutual Releases and Indemnification


     In the distribution agreement, effective as of the distribution date, Kronos and NL have released and discharged each other and certain related parties from all liabilities existing or arising from acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the distribution date, other than, among other things, liabilities provided in or resulting from continuing agreements between NL and Kronos.

     Kronos has agreed to indemnify NL and certain persons related to NL from and against any and all damages, losses, liabilities and expenses relating to, arising out or resulting from, among other things:



     o Kronos' or any other person's failure to discharge any liability (the "Kronos Liabilities") relating to, arising out of or resulting from Kronos' operation of the titanium dioxide and related business and operations, each as conducted on the distribution date (the "Kronos Business");



     o the Kronos Business, all assets used in connection with the Kronos Business and the Kronos Liabilities; and



     o a material breach by Kronos of the distribution agreement or the various ancillary agreements described in this information statement.



     NL has agreed to indemnify Kronos and certain persons related to Kronos from and against any and all damages, losses, liabilities and expenses relating to, arising out or resulting from, among other things:



     o NL's or any other person's failure to discharge any liability relating to, arising out of or resulting from the operation of NL's business (excluding the Kronos Business);



     o    NL's business (excluding the Kronos Business); and



     o a material breach by NL of the distribution agreement or the various ancillary agreements described in this information statement.


     None of these indemnities applies to indemnification for income tax liabilities, which are addressed in the tax sharing agreement among Kronos, Contran and Valhi described below under "Tax Sharing Agreement." The distribution agreement also includes procedures for notice and payment of indemnification claims and generally provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of the indemnity. In addition, the distribution agreement provides that if indemnification is unavailable or insufficient to hold the indemnified party harmless, the indemnifying party will contribute to the amount paid or payable in a manner appropriate to reflect all relevant equitable considerations.

     Term Note


     Immediately prior to the distribution, Kronos will declare and pay a dividend to NL in the form of the $200 million Term Note. The Term Note payable to NL will be unsecured and will bear interest at 9% per annum. Interest on the Term Note will be payable quarterly with the principal and all accrued and unpaid interest due at maturity on December 31, 2010. The Term Note is intended to, among other things, provide NL with liquidity to explore diversification opportunities beyond the scope of its existing assets and business.


     Stock Options

     The Board of Directors of NL has authorized an adjustment to the option exercise price for all outstanding employee and non-employee director options to purchase NL common stock in an amount per share equal to the taxable value of the distribution of shares of Kronos common stock for each share of NL common stock. In addition, to the extent that NL makes any adjustments to its outstanding options as a result of the distribution, similar adjustments will be made to the NL options held by Kronos employees.

     Access to Information; Provision of Witnesses; Confidentiality

     Under the distribution agreement, Kronos and NL will allow the other party and their specified representatives reasonable access to all records in Kronos' or its possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as audit, accounting, litigation, disclosure reporting and regulatory compliance. Each party will also use reasonable efforts to make available to the other party and its accountants, counsel and other designated representatives, upon written request, its directors, officers, employees and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party's business and operations before the distribution. Subject to limited exceptions, Kronos, NL and their respective directors, officers, employees, agents, consultants and advisors will hold in strict confidence all information in its or their possession concerning the other party.

     Transaction Expenses

     The distribution agreement provides for each of NL and Kronos to pay their own respective expenses in connection with the distribution.

Intercorporate Services Agreement


     The distribution agreement provides that prior to completion of the distribution, Kronos will enter into a intercorporate services agreement with Contran pursuant to which Contran will provide certain management, financial and administrative services to Kronos on a fee basis.


Tax Sharing Agreement

     Effective on the date of the distribution, Kronos will no longer be a member of the consolidated income tax group of which NL is the common parent, and Kronos will remain a member of the consolidated income tax group of which Valhi is the common parent. The tax sharing agreement between NL and Kronos will terminate on the effective date of the distribution and will be replaced by a tax sharing agreement among Kronos, Contran and Valhi. The terms of the Kronos/Contran/Valhi tax sharing agreement will be substantially similar to the terms of the terminated NL/Kronos tax sharing agreement. In accordance with the group's policy for the intercompany allocation of federal income taxes, Kronos will compute its tax payments to or receive payments from Valhi in the amounts it would have paid to or received from the Internal Revenue Service had Kronos not been a member of the consolidated income tax group of which Valhi is the common parent. Kronos' separate company provisions and payments will be computed using the elections made by Contran.

                                 DIVIDEND POLICY



     The declaration and payment of dividends is subject to the discretion of Kronos' Board of Directors, and any determination as to the payment of such dividends, as well as the type and amount of such dividends, will depend on, among other things, Kronos' results of operations and financial condition, general economic and business conditions, Kronos' cash requirements for its businesses and other factors deemed relevant by Kronos' Board of Directors. Kronos cannot provide any assurance that any dividends will be declared and paid.

                             SELECTED FINANCIAL DATA


     The following selected historical financial data of Kronos with respect to the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002, is derived from, and should be read in conjunction with, Kronos' audited consolidated financial statements included in this information statement. The selected historical financial data for the years ended December 31, 1998 and 1999 and for the six months ended June 30, 2002 and 2003, and as of December 31, 1998, 1999 and 2000 and June 30, 2003, is derived from Kronos' unaudited consolidated financial statements. The selected historical financial data for the six months ended June 30, 2002 and 2003 and as of June 30, 2003, should be read in conjunction with the unaudited consolidated financial statements of Kronos included in this information statement. Operating results for 2002 and 2003 interim periods are not necessarily indicative of the operating results that Kronos will experience for the entire year. The selected historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this information statement. The earnings per share and cash dividends per share data presented below has been restated to give effect to the September 2003 change in Kronos' capital structure discussed in Note 1 to Kronos' consolidated financial statements included in this information statement in which the 1,000 shares of Kronos' common stock previously outstanding were reclassified in the form of a stock split into approximately 48.9 million shares of Kronos' common stock. The selected historical financial data reflects Kronos' results as it has historically been operated as a part of NL, and these results may not be indicative of Kronos' future performance as a publicly traded company following the distribution.



                                                              Year Ended December 31,                    Six Months
                                            -----------------------------------------------------      Ended June 30,
                                               1998       1999       2000      2001       2002          2002      2003
                                            ---------- ------------------------------- ----------    -----------------
                                                                (in millions, except per share data)


INCOME STATEMENT DATA:
   Net sales................................$    894.7 $   908.4  $   922.3 $   835.1  $    875.2  $   429.3 $    519.6
   Net income(1).............................     63.7     125.9      130.2     154.5        66.3       40.3       58.5
   Net income per share......................     1.30      2.57       2.66      3.16        1.35        .82       1.19
   Cash dividends per share..................      .31       .61       1.12       .62        2.27        -          .14

BALANCE SHEET DATA at period end:
   Total assets.............................$  1,015.4 $   973.6  $   893.4 $   910.1  $    988.5  $ 1,000.2 $  1,014.3
   Notes payable and long-term debt,
     including current maturities............    608.0     340.4      266.1     242.7       370.5      325.0      361.2
   Common stockholder's equity...............     65.3     310.9      346.6     378.5       314.2      411.4      353.4

--------------


(1) Net income in 1998 includes an $8.2 million income tax benefit resulting from the refund of certain prior-year German dividend withholding taxes. Net income in 1999 includes a $57.7 million income tax benefit related to
     (i) a favorable resolution of Kronos' previously-reported tax contingency in Germany ($29.1 million) and (ii) a net reduction in Kronos' deferred income tax asset valuation allowance due to a change in the estimate of
     Kronos'  ability  to  utilize  certain  income  tax  attributes  under  the
     "more-likely-than-not" recognition criteria ($28.6 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of certain unusual items occurring during 2000, 2001 and 2002 and the first six months of 2002 and 2003.

     The following selected unaudited pro forma financial data of Kronos with respect to the year ended December 31, 2002 and the six months ended June 30, 2003, and as of June 30, 2003, has been derived from, and should be read in conjunction with, Kronos' Unaudited Pro Forma Condensed Consolidated Financial Statements and the June 30, 2003 Unaudited Pro Forma Balance Sheet, both of which are included in this information statement. While such Unaudited Pro Forma Condensed Consolidated Financial Statements is based on adjustments that Kronos deems appropriate and that were factually supported based on currently available data, the pro forma information may not be indicative of what actual results would have been, nor does this information purport to present Kronos' financial results for future periods.



                                                              Year ended     Six months ended
                                                           December 31, 2002  June 30, 2003
                                                         (In millions, except per share data)

INCOME STATEMENT DATA:
   Net sales .............................................  $   875.2          $   519.6
   Net income ............................................       41.0               52.6
   Net income per share ..................................        .84               1.08

BALANCE SHEET DATA at period end:
   Total assets ..........................................        N/A          $ 1,014.3
   Notes payable and long-term debt, including current
     maturities ..........................................        N/A              561.2
   Common stockholder's equity ...........................        N/A              153.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies and Estimates

     The accompanying "Management's Discussion and Analysis of Financial Condition and Results of Operations" are based upon Kronos' consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the U.S. ("GAAP"). The preparation of these financial statements requires Kronos to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reported period. On an on-going basis, Kronos evaluates its estimates, including those related to inventory reserves, the recoverability of other long-lived assets, pension and other postretirement benefit obligations and the underlying actuarial assumptions related thereto, and the realization of deferred income tax assets and accruals for income tax and other contingencies. Kronos bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from previously-estimated amounts under different assumptions or conditions.

     Kronos believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

     o Inventory allowances. Kronos provides reserves for estimated obsolescence or unmarketable finished goods inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand for its products and market conditions. If actual market conditions are less favorable than those projected by management, additional finished goods inventory reserves may be required. Kronos provides reserves for tools and supplies inventory generally based on both historical and expected future usage requirements.

     o Impairments of long-lived assets. Kronos recognizes an impairment charge associated with its long-lived assets, including property and equipment, whenever it determines that recovery of such long-lived asset is not probable. Such determination is made in accordance with applicable GAAP requirements associated with the long-lived asset, and is based upon, among other things, estimates of the amount of future net cash flows to be generated by the long-lived asset and estimates of the current fair value of the asset. Adverse changes in such estimates of future net cash flows or estimates of fair value could result in an inability to recover the carrying value of the long-lived asset, thereby possibly requiring an impairment charge to be recognized in the future.

          Under applicable GAAP (Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), property and equipment is not assessed for impairment unless certain impairment indicators, as defined, are present. During 2002, no such impairment indicators were present with respect to Kronos' net property and equipment.

     o Deferred income tax valuation allowance. Kronos records a valuation allowance to reduce its deferred income tax assets to the amount that is believed to be realizable under the "more-likely-than-not" recognition criteria. While Kronos has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, it is possible that in the future Kronos may change its estimate of the amount of the deferred income tax assets that would "more-likely-than-not" be realized, resulting in an adjustment to the deferred income tax asset valuation allowance that would either increase or decrease, as applicable, reported net income in the period such change in estimate was made.

     o    Defined  benefit  pension and  postretirement  benefit plans.  Kronos'
          defined benefit pension and postretirement benefits other than pensions ("OPEB") expenses and obligations are calculated based on several estimates, including discount rates, expected rates of returns on plan assets and expected healthcare trend rates. Kronos reviews these rates annually with the assistance of its actuaries. See further discussion of the potential effect of these estimates in the Assumptions on Defined Benefit Pension Plans and OPEB Plans sections in the Liquidity and Capital Resources section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

     o Other contingencies. Kronos records an accrual for income tax and other contingencies when estimated future expenditures associated with such contingencies become probable, and the amounts can be reasonably estimated. However, new information may become available, or circumstances (such as applicable laws and regulations) may change, thereby resulting in an increase or decrease in the amount required to be accrued for such matters (and therefore a decrease or increase in reported net income in the period of such change).

     Other significant accounting policies and use of estimates are described in the Notes to Kronos' audited consolidated financial statements included in this information statement.

Results of Operations

         General


     As discussed below, average TiO2 selling prices in billing currencies (which excludes the effects of foreign currency translation) were generally increasing during most of 2000, were generally decreasing during all of 2001 and the first quarter of 2002, were flat during the second quarter of 2002, were generally increasing during the third and fourth quarters of 2002 and the first quarter of 2003 and were generally flat during the second quarter of 2003.


     Many factors influence TiO2 pricing levels, including (i) competitor actions, (ii) industry capacity, (iii) worldwide demand growth, (iv) customer inventory levels and purchasing decisions and (v) relative changes in foreign currency exchange rates. Kronos believes that the TiO2 industry has long-term growth potential, as discussed in "Business--Industry" and "--Competition."




     Sales and Income from Operations - Six Months Ended June 30, 2002 and 2003






                                                                        Six months ended                   %
                                                                            June 30,                    Change
                                                              ------------------------------------- ----------------
                                                                      2002               2003
                                                              --------------------- ---------------
                                                                (In millions, except percentages and metric tons)


Net sales                                                        $    429.3            $    519.6          +21%
Cost of sales                                                         332.5                 386.1          +16%
                                                                 ----------            ----------
  Gross margin                                                         96.8                 133.5          +38%

Seling, general and administrative expense                             49.6                  60.4          +22%
Currency transaction gains (losses), net                               (1.5)                 (3.8)
Corporate expense                                                      (1.5)                 (1.7)
Other operating income (expense), net                                    .6                    .1
                                                                 ----------            ----------
  Income from operations                                         $     44.8            $     67.7          +51%
                                                                 ==========            ==========



                                       29


TiO2 operating statistics:
  Percentage change in average selling price:
    Using actual foreign currency exchange rates                                                           +18%
    Impact of changes in foreign currency exchange rates                                                   -12%
                                                                                                           ----
    In billing currencies                                                                                   +6%
                                                                                                           ====

    Sales volume (metric tons in thousands)                           235                240                +2%
    Production volume (metric tons in thousands)                      219                237                +8%



     Kronos' sales and income from operations increased $90.3 million (21%) and $22.9 million (51%), respectively, in the first six months of 2003 compared to the first six months of 2002 due primarily to higher average TiO2 selling prices as well as higher TiO2 sales and production volumes partially offset by higher operating costs (particularly energy costs, which increased by approximately $5.3 million). Excluding the effect of fluctuations in the value of the U.S. dollar relative to other currencies, Kronos' average TiO2 selling price in billing currencies in the first six months of 2003 was 6% higher than the first six months of 2002. When translated from billing currencies to U.S. dollars using actual foreign currency exchange rates prevailing during the respective periods, Kronos' average TiO2 selling prices in the first six months of 2003 increased 18% compared to the first six months of 2002.




     Kronos' sales are denominated in various currencies, including the U.S. dollar, the euro, other major European currencies and the Canadian dollar. The disclosure of the percentage change in Kronos' average TiO2 selling price in billing currencies (which excludes the effects of fluctuations in the value of the U.S. dollar relative to other currencies) is considered a "non-GAAP" financial measure under regulations of the SEC. The disclosure of the percentage change in Kronos' average TiO2 selling prices using actual foreign currency exchange rates prevailing during the respective periods is considered the most directly comparable financial measure presented in accordance with accounting principles generally accepted in the United States ("GAAP measure"). Kronos discloses percentage changes in its average TiO2 prices in billing currencies because Kronos believes such disclosure provides useful information to investors to allow them to analyze such changes without the impact of changes in foreign currency exchange rates, thereby facilitating period-to-period comparisons of the realtive changes in average selling prices in the actual various billing currencies. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the percentage change in average selling prices in billing currencies will be higher or lower, respectively, than such percentage changes would be using actual exchange rates prevailing during the respective periods. The difference between the 18% change in Kronos' average TiO2 selling prices during the first six months of 2003 as compared to the first six months of 2002 using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure) and the 6% percentage change in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) during such periods is due to the effect of changes in foreign currency exchange rates. The above table presents in a tabular format (i) the percentage change in Kronos' average TiO2 selling prices using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure), (ii) the percentage change in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) and (iii) the percentage change due to changes in foreign currency exchange rates (or the reconciling item between the non-GAAP measure and the GAAP measure).


     Kronos' TiO2 sales volume in the first six months of 2003 was a first six-month record and was 2% higher than the first six months of 2002. Kronos' TiO2 production volume in the first six months of 2003, also a first six-month record, was 8% higher than the first six months of 2002, with operating rates at near full capacity in 2003 compared to 98% of capacity in 2002. These increases in TiO2 sales and production volume increased income from operations by $6.5 million and $10.1 million, respectively, while the increase in average TiO2 selling prices increased income from operations by $20.6 million.


     Kronos' cost of sales increased $53.6 million (16%) in the first six months of 2003 compared to the first six months of 2002. Kronos' cost of sales as a percentage of net sales decreased 4% in the first six months of 2003 primarily due to the higher average selling prices and higher production volume, partially offset by the higher energy costs. Kronos' selling, general and administrative expenses in the first six months of 2003 increased $10.7 million (22%) as compared to the first six months of 2002 due to higher distribution expenses in the first six months of 2003 of $2.7 million associated with the higher sales volume, as well as the impact of relative changes in foreign currency exchange rates which increased Kronos' expenses in the 2003 period as compared to the same period in 2002. Kronos' selling, general and administrative expenses were approximately 12% of sales in both the first six months of 2003 and the first six months of 2002.


     Kronos' gross margin increased $36.7 million (38%) from the first six months of 2002 to the first six months of 2003 due to the net effects of the changes in sales and cost of sales during such periods.

     Other operating income (expenses) were comprised principally of foreign currency transaction gains and losses, and the intercorporate service agreement charges (included in corporate expense) discussed in Note 17 to Kronos' audited consolidated financial statements included in this information statement.

     Kronos expects that its income from operations in 2003 will be higher than in 2002 primarily due to higher average TiO2 selling prices, slightly higher sales volumes and higher production volumes, partially offset by higher operating costs (particularly energy costs). Kronos' TiO2 production volume in 2003 is expected to be higher than Kronos' 2003 TiO2 sales volume, with finished goods inventories rising modestly. Kronos' expectations as to its future prospects of Kronos and the TiO2 industry are based upon a number of factors beyond Kronos' control, including worldwide growth of gross domestic product, competition in the market place, unexpected or earlier-than-expected capacity additions by competitors and technological advances. If actual developments differ from Kronos' expectations, Kronos' results of operations could be unfavorably affected.


     Kronos has substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). As discussed above, a significant amount of Kronos' sales generated from its non-U.S. operations are denominated in currencies other than the U.S. dollar, principally the euro, other major European currencies and the Canadian dollar. In addition, a portion of Kronos' sales generated from its non-U.S. operations are denominated in the U.S. dollar. Certain raw materials, primarily titanium-containing feedstocks, are purchased in U.S. dollars, while labor and other production costs are denominated primarily in local currencies. Consequently, the translated U.S. dollar value of Kronos' foreign sales and operating results are subject to currency exchange rate fluctuations which may favorably or adversely impact reported earnings and may affect the comparability of period-to-period operating results. Overall, fluctuations in the value of the U.S. dollar relative to other currencies, primarily the euro, increased Kronos' sales in the first six months of 2003 by a net $54.4 million compared to the same period in 2002. Fluctuations in the value of the U.S. dollar relative to other currencies similarly impacted Kronos' foreign currency-denominated operating expenses. Kronos' operating costs that are not denominated in the U.S. dollar, when translated into U.S. dollars, were higher in the first six months of 2003 compared to the first six months of 2002. Overall, the net impact of currency exchange rate fluctuations decreased Kronos' income from operations by $2.4 million in the first six months of 2003 when compared to the year-earlier period.




     Sales and Income from Operations--Years Ended December 31, 2000, 2001 and 2002




                                                         Years ended December 31,                 % Change
                                                  --------------------------------------- --------------------------
                                                      2000        2001          2002       2001-00      2002-01
                                                  ----------- ------------  ------------- ------------ -------------
                                                              (In millions)

Net sales                                            $  922.3   $  835.1       $  875.2         -9%          +5%
Cost of sales                                           610.4      578.1          671.8         -5%         +16%
                                                     --------   --------       --------
  Gross margin                                          311.9      257.0          203.4        -18%         -21%

Selling, general and administrative expense             107.6       98.7          107.7         -8%          +9%
Insurance recoveries, net                                 -          7.2            -
Currency transaction gains (losses), net                  6.5        1.2            (.5)
Corporate expense                                        (7.0)      (4.9)          (3.3)
Other operating income (expense), net                     (.6)        .2            (.4)
                                                     --------   --------       --------
  Income from operations                             $  203.2   $  162.0       $   91.5        -20%         -44%
                                                     ========   ========       ========
TiO2 operating statistics:
  Percent change in average selling prices:
    Using actual foreign currency exchange rates                                                -5%          -7%
    Impact of changes in foreign currency
     exchange rates                                                                             +2%          -2%
                                                                                               ----         ----
    In billing currencies                                                                       -3%          -9%
                                                                                               ====         ====

    Sales volume (metric tons in thousands)             436        402            455           -8%         +13%
    Production volume (metric tons in thousands)        441        412            442           -6%          +7%
    Production rate as a percent of capacity           Full         91%            96%



     Kronos' sales increased $40.1 million (5%) in 2002 compared to 2001 due primarily to higher TiO2 sales volumes, offset by lower average TiO2 selling prices. Kronos' record TiO2 sales volumes in 2002 were 13% higher compared to 2001 primarily due to higher volumes in European and North American markets of 14% and 17%, respectively. By volume, approximately one-half of Kronos' 2002 TiO2 sales volumes were attributable to markets in Europe, with 39% attributable to North America and the balance to export markets. The lower TiO2 sales volumes in 2001 were due in part to the effect of a fire at Kronos' Leverkusen, Germany facility in March 2001 that disrupted operations discussed in Note 15 to Kronos' audited consolidated financial statements included in this information statement.




     Kronos' income from operations declined $70.5 million (44%) in 2002 compared to 2001 as the effect of lower average TiO2 selling prices (which decreased income from operations by $81.4 million) more than offset the effect of higher TiO2 sales and production volumes (which combined increased income from operations by $46.7 million). The effect of the higher sales and production volumes was offset in part by the

$27.3 million of business interruption proceeds received in 2001, as discussed below. Excluding the effect of fluctuations in the value of the U.S. dollar relative to other currencies, Kronos' average TiO2 selling price in 2002 was 9% lower than 2001, with prices lower in all major regions. While Kronos' average TiO2 selling prices had generally been declining during all of 2001 and the first quarter of 2002, and were flat during the second quarter of 2002, average TiO2 selling prices increased during the third and fourth quarters of 2002. Kronos' average TiO2 selling prices in the fourth quarter of 2002 were 2% higher compared to the third quarter of the year, with increases in all major markets. When translated from billing currencies to U.S. dollars using actual foreign currency exchange rates prevailing during the respective periods, Kronos' average TiO2 selling prices in 2002 decreased 7% compared to 2001. The difference between the 7% decrease in Kronos' average TiO2 selling prices during 2002 as compared to 2001 using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure) and the 9% percentage decrease in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) during such periods is due to the effect of changes in foreign currency exchange rates. As discussed above, Kronos discloses percentage changes in its average TiO2 prices in billing currencies beause Kronos believes such disclosure provides useful information to investors to allow them to analyze such changes without the impact of changes in foreign currency exchange rates, theeby facilitating period-to-period comparisons of the relative changes in average selling prices in the actual various billing currencies. The above table presents in a tabular format (i) the percentage change in Kronos' average TiO2 selling prices using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure), (ii) the percentage change in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) and
(iii) the percentage change due to changes in foreign currency exchange rates (or the reconciling item between the non-GAAP measure and the GAAP measure).





     Kronos' record TiO2 production volume in 2002 was 7% higher than 2001. Kronos' operating rates in 2001 were lower as compared to 2002 primarily due to lost production resulting from the Leverkusen fire.



     Kronos' income from operations in 2001 includes $27.3 million of business interruption insurance proceeds as payment for losses (unallocated period costs and lost margin) caused by the Leverkusen fire. The effects of the lower TiO2 sales and production volumes were offset in part by the business interruption insurance proceeds. Of such $27.3 million of business interruption insurance proceeds, $20.1 million was recorded as a reduction of cost of sales to offset unallocated period costs that resulted from lost production, and the remaining $7.2 million, presenting recovery of lost margin, was recorded in other operating income (as shown on the table above). The business interruption insurance proceeds distorted the income from operations margin percentage in 2001 as there are no sales associated with the $7.2 million of lost margin recognized. See Note 15 to Kronos' audited consolidated financial statements included in this information statement.


     Kronos also recognized insurance recoveries of $29.1 million in 2001 for property damage and related cleanup and other extra expenses related to the Leverkusen fire, resulting in an insurance gain of $17.5 million, as the insurance recoveries exceeded the carrying value of the property destroyed and the cleanup and other extra expenses incurred. Such insurance gain is not reported as a component of income from operations but is included in other income and expense. Kronos does not expect to recognize any additional insurance recoveries related to the Leverkusen fire. See Note 15 to Kronos' audited consolidated financial statements included in this information statement.




     Kronos' cost of sales increased $93.8 million (16%) in 2002 compared to 2001 due to the higher sales volume partially offset by lower unit costs, which resulted primarily from the higher production levels. The effects of lower TiO2 sales and production volumes in 2001 were partially offset by receipt of the business interruption proceeds discussed above. Kronos' cost of sales, as a percentage of net sales, increased from 69% in 2001 to 77% in 2002 primarily due to the impact on net sales of the lower average selling prices partially offset by lower unit costs. Kronos' selling, general and administrative expenses ("SG&A expenses") increased $9.0 million (9%) in 2002 as compared to 2001 primarily due to higher distribution expenses ($600,000) associated with the higher sales volume in 2002 and higher administrative expenses of $5.8 million, as well as the impact of relative changes in foreign currency exchange rates, which increased Kronos' expenses in 2002 compared to 2001. SG&A expenses were approximately 12% of sales in both 2001 and 2002.


     Kronos' gross margin decreased $53.6 million (21%) from 2001 to 2002 due to the net effects of the changes in sales and cost of sales during such periods.


     Kronos' sales decreased $87.2 million (9%) in 2001 compared to 2000 due primarily to lower TiO2 sales volumes and lower TiO2 average selling prices. Excluding the effect of fluctuations in the value of the U.S. dollar relative to other currencies, Kronos' average TiO2 selling prices (in billing currencies) during 2001 were 3% lower compared to 2000, with prices lower in all major regions. When translated from billing currencies to U.S. dollars using actual foreign currency exchange rates prevailing during the respective periods, Kronos' average TiO2 selling prices in 2001 decreased 5% compared to 2000. The difference between the 5% decrease in Kronos' average TiO2 selling prices during

2001 as compared to 2000 using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure) and the 3% decrease in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) during such periods is due to the effect of change in foreign currency exchange rates. As discussed above, Kronos discloses percentage changes in its average TiO2 prices in billing currencies because Kronos believes such disclosure provides useful information to investors to allow them to analyze such changes without the impact of changes in foreign currency exchange rates, thereby facilitating period-to-period comparisons of the relative changes in average selling prices in the actual various billing currencies. The above table presents in a tabular format (i) the percentage change in Kronos' average TiO2 selling prices using actual foreign currency exchange rates prevailing during the respective periods (the GAAP measure), (ii) the percentage change in Kronos' average TiO2 selling price in billing currencies (the non-GAAP measure) and (iii) the percentage change due to changes in foreign currency exchange rates (or the reconciling item between the non-GAAP measure and the GAAP measure).

     Kronos' TiO2 sales volumes in 2001 were 8% lower than the prior record sales volumes of 2000, primarily due to lower volumes in North America and Europe of 6% and 13%, respectively.



     Kronos' income from operations in 2001 decreased $41.2 million (20%) compared to 2000 due primarily to the lower TiO2 sales volumes and average selling prices as well as lower TiO2 production volume. Kronos' TiO2 production volume was 6% lower in 2001 compared to the prior record production volume in 2000. The lower production volume in 2001 was due primarily to the effects of the Leverkusen fire. The lower average TiO2 selling prices decreased income from operations by $19.2 million in 2001 compared to 2000, while the lower TiO2 sales and production volumes decreased income from operations by $22.3 million and $21.8 million, respectively. The effect of the lower sales and production volumes was offset in part by the $27.3 million of business interruption proceeds received in 2001, as discussed above.




     Kronos' cost of sales decreased $32.4 million (5%) in 2001 compared to 2000 primarily due to the lower sales volume, partially offset by higher unit costs, which resulted primarily from lower production levels. Kronos' cost of sales, as a percentage of net sales, increased from 66% in 2000 to 69% in 2001 primarily due to the impact on net sales of the lower average selling prices and higher unit costs, partially offset by business interruption insurance recoveries.


     Kronos' gross margin decreased $54.9 million (18%) from 2000 to 2001 due to the net effects of the changes in sales and cost of sales during such periods.


     Kronos' SG&A expenses decreased by $8.9 million (8%) in 2001 compared to 2000 due to lower selling expenses ($3.2 million) associated with the lower 2001 sales volume and lower administrative expenses of $3.7 million, as well as the effect of relative changes in foreign currency exchange rates, which decreased Kronos' expenses in 2001 as compared to 2000. SG&A expenses were approximately 12% of sales in both 2000 and 2001.


     Other operating income (expense) in each period were comprised principally of foreign currency transaction gains and losses, and the intercorporate service agreement charges (included in corporate expenses) discussed in Note 17 to Kronos' audited consolidated financial statements included in this information statement. In addition, corporate expenses in 2001 included $1.5 million of German real estate transfer taxes associated with a legal restructuring of Kronos' German operations.



     Pricing within the TiO2 industry is cyclical, and changes in industry economic conditions can significantly impact Kronos' earnings and operating cash flows. The average TiO2 selling price index (using 1983 = 100) of 142 in 2002 was 9% lower than the 2001 index of 156 (2001 was 3% lower than the 2000 index of 161). In comparison, the 2002 index was 19% below the 1990 price index of 176 and 9% higher than the 1993 price index of 130. Many factors influence TiO2 pricing levels, including industry capacity, worldwide demand growth and customer inventory levels and purchasing decisions.


     Kronos' efforts to debottleneck its production facilities to meet long-term demand continue to prove successful. Kronos expects its TiO2 production capacity will increase by about 10,000 metric tons (primarily at its chloride-process facilities), with moderate capital expenditures, to increase its aggregate production capacity to about 480,000 metric tons during 2005.



     As discussed above, Kronos has substantial operations and assets located outside the United States (primarily in Germany, Belgium, Norway and Canada). Overall, fluctuations in the value of the U.S. dollar relative to other currencies, primarily the euro, increased Kronos' sales in 2002 by a net $21 million compared to 2001, and decreased Kronos' sales by a net $19 million in 2001 compared to 2000. Overall, the net impact of currency exchange rate fluctuations decreased Kronos' income from operations by $1.6 million in 2002 compared to 2001, and decreased Kronos' income from operations by $8.2 million in 2001 compared to 2000.



         Other Income (Expense) Items


     The following table sets forth certain information regarding other income and expense items for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003.


                                                        Years ended December 31,           Six months ended June 30,
                                                --------------------------------------   ----------------------------
                                                    2000          2001          2002         2002           2003
                                                -----------   ------------   ---------   -----------  ---------------
                                                                            (In thousands)
Interest income from affiliates...............  $   20,250     $   33,379   $   20,754    $   17,475   $      723
Trade interest income                                2,333          2,332        1.709           555          361
Other interest income                               1,078             349          702            71           74
Insurance recoveries, net.....................       --            17,468       --            --             --
Currency transaction gain.....................       --            --            6,271         6,271         --
Interest expense..............................      (2,005)        (4,305)     (16,837)       (1,698)     (16,350)
Interest expense to affiliates................     (28,979)       (22,969)     (12,290)      (12,167)        (703)
                                                ----------     ----------   ----------    ----------   ----------
                                                $   (7,323)    $   26,254   $      309    $   10,507   $  (15,895)
                                                ==========     ==========   ==========    ==========   ==========


     Kronos has certain loans to affiliates, more fully described in Notes 11 and 13 to Kronos' audited consolidated financial statements included in this information statement. Period-to-period changes in the amount of interest income on such loans to affiliates is due to changes in the average outstanding balance of such loans during the respective periods. Period-to-period changes in the amount of trade and other interest income is due primarily to changes in the average amount of funds available for investment.



     The insurance recoveries, net of $17.5 million in 2001 related to insurance proceeds received from property damage resulting from the Leverkusen fire, as the insurance proceeds received exceeded the carrying value of the property destroyed and cleanup costs incurred. See Note 15 to Kronos' audited consolidated financial statements included in this information statement.


     The $6.3 million foreign currency transaction gain in 2002 relates to the extinguishment of certain intercompany indebtedness associated with the offering of the KII Senior Notes in June 2002. See Notes 2 and 10 to Kronos' audited consolidated financial statements included in this information statement.


     Interest expense on third-party debt was $14.7 million higher in the first six months of 2003 compared to the first six months of 2002, and was $12.5 million higher in 2002 compared to 2001, due primarily to the issuance of the KII Senior Notes in 2002 as well as borrowings under KII subsidiaries' bank credit facility entered into in 2002. Interest expense on third-party debt was $2.3 million higher in 2001 compared to 2000 due to higher levels of bank debt. Interest expense on third-party debt is expected to be higher in 2003 compared to 2002 due to higher outstanding levels of debt, partially offset by lower average interest rates.

     Interest expense on affiliate debt was $11.5 million lower in the first six months of 2003 compared to the first six months of 2002, and was $10.7 million lower in 2002 compared to 2001 and $6.0 million lower in 2001 compared to 2000, due primarily to lower average balances of outstanding debt owed to affiliates. See "--Liquidity and Capital Resources--Financing Cash Flows."


         Provision for Income Taxes

     The principal reasons for the difference between the U.S. Federal statutory income tax rates and Kronos' effective income tax rates are explained in Note 14 to Kronos' audited consolidated financial statements included in this information statement. Kronos' operations are conducted on a worldwide basis and the geographic mix of income can significantly impact Kronos' effective income tax rate. In 2002, Kronos' effective income tax rate varied from the normally expected rate in part due to a reduction in the Belgian income tax rate and the recognition of certain deductible tax assets which previously did not meet the "more-likely-than-not" recognition criteria. In 2001, Kronos' effective income tax rate varied from the normally expected rate primarily due to the geographic mix of income and the recognition of certain German income tax attributes which previously did not meet the "more-likely-than-not" recognition criteria. In 2000, Kronos' effective income tax rate varied from the normally expected rate primarily due to the geographic mix of income, changes in the German income tax "base" rate and the recognition of certain deductible tax assets which previously did not meet the "more-likely-than-not" recognition criteria. Also in 2000, Kronos recognized certain one-time benefits related to German tax settlements.

     Kronos and its qualifying subsidiaries are members of NL's consolidated U.S. federal income tax group (the "NL Tax Group"). As a member of the NL Tax Group, Kronos is a party to a tax sharing agreement (the "NL Tax Agreement"). Effective January 1, 2001, the NL Tax Group, including Kronos, was included in the consolidated U.S. federal tax return of Contran (the "Contran Tax Group"). As a member of the Contran Tax Group, NL is a party to a separate tax sharing agreement (the "Contran Tax Agreement"). The Contran Tax Agreement provides that NL and its qualifying subsidiaries, including Kronos, compute their provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the NL Tax Sharing Agreement and using the tax elections made by Contran, Kronos makes payments to or receives payments from NL in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of the NL Tax Group but instead was a separate taxpayer. Refunds are limited to amounts previously paid under the tax sharing agreement.


     Following the completion of NL's distribution of 48.7% of the outstanding shares of Kronos common stock to NL shareholders, Kronos and its qualifying subsidiaries would no longer be members of the NL Tax Group, but Kronos and its qualifying subsidiaries would remain as members of the Contran Tax Group. Kronos would enter into a new tax sharing agreement with Valhi and Contran (the "Kronos/Contran/Valhi Tax Agreement"). The Kronos/Contran/Valhi Tax Agreement will contain similar terms to the NL Tax Agreement.


         Other


     Related Party Transactions. Kronos is a party to certain transactions with related parties. See "Liquidity and Capital Resources--Investing Cash Flows" and
Note 17 to Kronos' audited consolidated financial statements included in this information statement.


     Recently Adopted Accounting Principles. As described in Note 2 to Kronos' audited consolidated financial statements included in this information statement, Kronos adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003.

Liquidity and Capital Resources


     Kronos' consolidated cash flows from operating, investing and financing activities for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 are presented below.


                                                                                                Six months ended
                                                        Years ended December 31,                     June 30,
                                                -----------------------------------------  --------------------------
                                                    2000           2001          2002          2002          2003
                                                ------------   -------------   ----------  -----------     ----------
                                                                            (In millions)
Net cash provided (used) by:
   Operating activities                         $     154.7    $     135.7   $     109.9   $      40.1   $      29.3
   Investing activities.......................        (31.0)         (33.7)        (33.4)        (11.2)        (14.7)
   Financing activities.......................       (172.2)         (99.0)        (93.9)         33.1         (27.4)
                                                -----------    -----------   -----------   -----------   -----------
Net cash provided (used) by operating,
   investing and financing activities.........  $     (48.5)   $       3.0   $     (17.4)  $      62.0   $     (12.8)
                                                ===========    ===========   ===========   ===========   ===========



         Operating Cash Flows

     Certain items included in the determination of net income do not represent current inflows or outflows of cash. For example, insurance recoveries, net of $17.5 million in 2001, are excluded from the determination of operating cash flow. These insurance proceeds are shown in the statement of cash flows under investing activities to partially offset the cash outflow impact of capital expenditures related to the Leverkusen sulfate plant reconstruction. Certain other items included in the determination of net income have an impact on cash flows from operating activities, but the impact of such items on cash will differ from their impact on net income. For example, the amount of income or expense recorded for pension and OPEB assets and obligations (which depend upon a number of factors, including actuarial assumptions used to value obligations) will generally differ from the outflows of cash for such benefits. See Note 12 to Kronos' audited consolidated financial statements included in this information statement.

     The TiO2 industry is cyclical and changes in economic conditions within the industry significantly impact the earnings and operating cash flows of Kronos. Cash flow from operations is considered the primary source of liquidity for Kronos. Changes in TiO2 pricing, production volume and customer demand, among other things, could significantly affect the liquidity of Kronos.


     Relative changes in assets and liabilities generally result from the timing of production, sales, purchases and income tax payments. Such relative changes can significantly impact the comparability of cash flow from operations from period to period, as the income statement impact of such items may occur in a different period from when the underlying cash transaction occurs. For example, raw materials may be purchased in one period, but the payment for such raw materials may occur in a subsequent period. Similarly, inventory may be sold in one period, but the cash collection of the receivable may occur in a subsequent period.


     Cash flows from operating activities decreased from $40.1 million in the first six months of 2002 to $29.3 million in the first six months of 2003. This $10.8 million decrease was due primarily to the net effect of (i) higher net income of $18.2 million, (ii) migher depreciation expense of $4.0 million, (iii) noncash interest income of $14.6 million in the first six months of 2002 compared to nil in the first six months of 2003, (iv) $21.1 million of higher refundable income taxes in the first six months of 2003 and (v) a higher amount of net cash used to fund changes in Kronos' inventories, receivables, payables and accounts with affiliates of $27.3 million in the first six months of 2003. Relative changes in accounts receivable are affected by, among other things, the timing of sales and the collection of the resutling receivable. Relative changes in inventories and accounts payable and accrued liabilities are affected by, among other things, the timing of raw material purchases and the payment for such purchases and the relative difference between production volume and sales volume.

     Cash flows from operating activities decreased from $135.7 million in 2001 to $109.9 million in 2002. This $25.8 million decrease was due primarily to the net effects of (i) lower net income of $88.2 million, (ii) higher depreciation expense of $3.2 million, (ii) $15.0 million higher deferred income tax expense in 2002 as compared to 2001, (iv) insurance recoveries, net of $17.5 million in 2001 as compared to nil in 2002, (v) lower distributions from the manufacuting joint venture of $3.4 million in 2002 and (vi) a higher amount of net cash generated from relative changes in Kronos' inventories, receivables, payables and accounts with affiliates of $22.9 million in 2002 as compared to 2001. Relative changes in accounts receivable are affected by, among other things, the timing of sale and the collection of the resulting receivable. Relative changes in inventories and accounts payable and accrued liabilities are affected by, among other things, the timing of raw material purchases and the payment for such pruchases and the relative difference between production volume and sales volume.



     Cash flows from operating activities decreased from $154.7 million in 2000 to $135.7 million in 2001. This $19.0 million decrease was due primarily to the net effect of (i) higher net income of $24.3 million, (ii) lower deferred income tax expense of $16.1 million in 2001 as compared to 2000, and $15.9 million of higher net cash used related to cash income tax payments, (iii) higher distributions from the manufacturing joint venture of $3.8 million in 2001, (iv) insurance recoveries, net of $17.5 million in 2001 as compared to nil in 2000 and (v) a lower amount of net cash used from relative changes in Kronos' inventories, receivables, payables and accounts with affiliates of $3.4 million in 2001 as compared to 2000. Relative changes in accounts receivable are affected by, among other things, the timing of sales and the collection of the resulting receivable. Relative changes in inventories and accounts payable and accrued liabilities are affected by, among other things, the timing of raw material purchases and the payment for such purchases and the relative difference between production volume and sales volume.

         Investing Cash Flows


     Kronos' capital expenditures were $12.1 million and $13.8 million in the first six months of 2002 and 2003, respectively. Capital expenditures in first six months of 2002 included approximately $2.2 million related to reconstruction of Kronos' Leverkusen, Germany sulfate plant damaged in the March 2001 fire.


     Kronos' capital expenditures were $31.1 million, $53.7 million and $32.6 million in 2000, 2001 and 2002, respectively. Capital expenditures in 2001 and 2002 included an aggregate of $22.3 million and $3.1 million, respectively, for the rebuilding of Kronos' Leverkusen, Germany sulfate plant. In 2001, Kronos received $23.4 million of insurance proceeds for property damage resulting from the Leverkusen fire and paid $3.2 million of expenses related to repairs and clean-up costs. Capital expenditures at LPC were approximately $4.0 million in each of 2000, 2001 and 2002 and are not included in Kronos' capital expenditures.

     Kronos' capital expenditures during the past three years include an aggregate of approximately $18.2 million ($5.0 million in 2002) for Kronos' ongoing environmental protection and compliance programs. Kronos' estimated 2003 capital expenditures are $34.0 million and include approximately $5.0 million in the area of environmental protection and compliance.

         Financing Cash Flows

     In March 2002, Kronos repaid $25 million in principal amount of affiliate indebtedness to NL. In June 2002, Kronos repaid $169 million principal amount, plus accrued interest of affiliate indebtedness to NL, with proceeds from the offering of the KII Senior Notes discussed below. See Notes 10 and 11 to Kronos' audited consolidated financial statements included in this information statement.

     In June 2002, KII issued (euro)285 million ($280 million when issued and $297 million at December 31, 2002) principal amount of the KII Senior Notes. The KII Senior Notes are collateralized by first priority liens on 85% of the common stock or other equity interests of certain of KII's first tier subsidiaries. The KII Senior Notes are issued pursuant to an indenture that contains a number of covenants and restrictions that, among other things, restrict the ability of KII and its subsidiaries to incur debt, incur liens or merge or consolidate with, or sell or transfer all or substantially all of their assets to, another entity. The indenture further restricts the ability of KII to pay dividends under certain circumstances. See Note 10 to Kronos' audited consolidated financial statements included in this information statement.

     In June 2002, Kronos' primary operating subsidiaries in Germany, Belgium and Norway entered into a new three-year (euro)80 million secured revolving credit facility ("European Credit Facility") and borrowed (euro)13 million ($13 million) and NOK 200 million ($26 million) which, along with available cash, was used to repay and terminate KII's short term notes payable ($53.2 million when paid). In the third and fourth quarters of 2002, Kronos repaid a net euro-equivalent (euro)12.7 million ($12.4 million when paid) and (euro)1.7 million ($1.6 million when paid), respectively, of the European Credit Facility. See Note 10 to Kronos' audited consolidated financial statements included in this information statement.

     In September 2002, Kronos' U.S. operating subsidiaries entered into a three-year $50 million asset-based revolving credit facility ("U.S. Credit Facility"). As of December 31, 2002, no borrowings were outstanding under the U.S. Credit Facility and Borrowing Availability was approximately $30 million. See Note 10 to Kronos' audited consolidated financial statements included in this information statement.

     In March 2003, Kronos borrowed (euro)15.0 million ($16.1 million when borrowed) under the European Credit Facility. In April 2003, Kronos repaid NOK 80 million (approximately $11 million when paid) under the European Credit Facility.


     At December 31, 2002, Kronos had borrowed a net $44.6 million from NL Environmental Management Services, Inc. ("EMS"), a majority-owned subsidiary of NL, under the terms of a $55 million revolving credit facility entered into with EMS in 2002. During the first six months of 2003, Kronos repaid this net outstanding balance in full, and the revolving credit agreement with EMS was terminated on June 30, 2003. See Note 11 to Kronos' audited consolidated financial statements included in this information statement.

     Deferred financing costs of $10.7 million for the KII Senior Notes, the European Credit Facility and the U.S. Credit Facility are being amortized over the life of the respective agreements and are included in other noncurrent assets. As of June 30, 2002, the deferred financing costs totaled $9.3 million.


     In 2001,  Kronos  repaid  (euro)7.6  million  ($6.5  million when paid) and
(euro)16.4   million   ($14.9   million   when  paid),   respectively,   of  its
euro-denominated short-term debt with excess cash flow from operations.


     In 2000,  Kronos repaid  (euro)17.9  million  ($16.7 million when paid) and
(euro)13.0 million ($12.2 million when paid), respectively, of its euro-denominated short-term debt with cash flow from operations. In January 2000, Kronos repaid a $43.0 million short-term affiliate note payable to NL Capital Corporation ("NLCC"). Prior to January 31, 2000, NLCC was a wholly-owned subsidiary of NL. See Note 20 to Kronos' audited consolidated financial statements included in this information statement. In December 2000, Kronos borrowed $43 million of short-term non-U.S. dollar-denominated bank debt and used the proceeds along with cash on hand to redeem $50 million (par value) of NL's 11.75% Senior Secured Notes.

     Other than  operating  lease  commitments  disclosed  in Note 18to  Kronos'
audited   consolidated   financial   statements  included  in  this  information
statement, Kronos is not party to any off-balance sheet financing arrangements.

     Dividends paid by Kronos to NL during 2000, 2001 and 2002 and the first six months of 2003 totaled $55.0 million, $30.5 million, $111.0 million and $7.0 million, respectively.

     Cash flows related to capital contributions and other transactions with affiliates aggregated net cash outflows of $40.0 million, $47.5 million, $73.7 million and $29.1 million in 2000, 2001, 2002 and the first six months of 2002, respectively, and aggregated a net cash inflow of $19.7 million in the first six months of 2003. Such amounts related principally to loans that Kronos made to affiliates (such notes receivable from affiliates being reported as reductions to Kronos' stockholder's equity, and therefore considered financing cash flows). Additionally, settlement of the above-mentioned notes receivable from affiliates was not currently contemplated in the foreseeable future. In July 2002, Kronos transferred certain such notes receivable from affiliates to NL, and as a result Kronos will no longer report cash flows related to certain such notes receivable from affiliates.

          Cash, Cash Equivalents, Restricted Cash and Restricted Marketable Debt Securities and Borrowing Availability


     At June 30, 2003, Kronos had current cash and cash equivalents aggregating $29.6 million, current restricted cash equivalents of $1.0 million and noncurrent restricted marketable debt securities of $2.0 million. Of such aggregate $32.6 million amount, $20.9 million was held by non-U.S. subsidiaries. At June 30, 2003, certain of Kronos' subsidiaries had $102 million available for borrowing with approximately $57 million available under non-U.S. credit facilities (including $55 million under the European Credit Facility) and approximately $45 million under the U.S. Credit Facility. At June 30, 2003, Kronos had complied with all financial covenants governing its debt agreements.


     Based upon Kronos' expectations for the TiO2 industry and anticipated demands on Kronos' cash resources as discussed herein, Kronos expects to have sufficient liquidity to meet its obligations including operations, capital expenditures, debt service and dividends. To the extent that actual developments differ from Kronos' expectations, Kronos' liquidity could be adversely affected.

         Income Taxes

     A reduction in the German "base" income tax rate from 30% to 25%, enacted in October 2000, became effective January 1, 2001. The reduction in the German income tax rate resulted in $5.7 million of deferred income tax expense in the fourth quarter of 2000 due to a reduction of Kronos' deferred income tax asset related to certain German tax attributes.

     A reduction in the Belgian income tax rate from 40.17% to 33.99%, enacted in December 2002, became effective January 1, 2003. The reduction in the Belgian income tax rate resulted in a $2.3 million decrease in deferred income tax expense in the fourth quarter of 2002 due to a reduction of Kronos' deferred income tax liabilities related to certain Belgian temporary differences.

     Certain of Kronos' tax returns in various U.S. and non-U.S. jurisdictions are being examined and tax authorities have proposed or may propose tax deficiencies, including penalties and interest. See Note 14 to Kronos' audited consolidated financial statements included in this information statement.


     Kronos has received preliminary tax assessments for the years 1991 to 1997 from the Belgian tax authorities proposing tax deficiencies, including related interest, of approximately (euro)10.1 million ($11.6 million at June 30, 2003). Kronos has filed protests to the assessments for the years 1991 to 1997. Kronos is in discussions with the Belgian tax authorities and believes that a significant portion of the assessments is without merit. In April 2003, Kronos received a notification from the Belgian tax authorities of their intent to assess a tax deficiency related to 1999. The anticipated assessment, including interest, is expected to approximate (euro)13.1 million ($15 million at June 30, 2003). Kronos believes the proposed assessment related to 1999 is without merit and in April 2003 filed a written response in opposition to the notification of intent to assess.



     In 2002, Kronos received a notification from the Norwegian tax authorities of their intent to assess tax deficiencies of approximately NOK 12.2 million ($1.7 million at June 30, 2003) relating to 1998 through 2000. Kronos has objected to this proposed assessment in a written response to the Norwegian tax authorities.



     In the first quarter of 2003, Kronos was notified by the German Federal Fiscal Court (the "Court") that the Court had ruled in Kronos' favor concerning a claim for refund suit in which Kronos sought refunds of prior taxes paid during the periods 1990 through 1997. Kronos has filed certain amended German tax returns and expects to file additional amended German tax returns claiming such tax refunds for all years affected by the Court's decision, which is expected to result in a net refund of taxes and interest of approximately $40 million. Receipt of the German tax refunds is subject to satisfaction of various procedural requirements, including a review and acceptance of the amended German tax returns by the German tax authorities. Certain of these procedural requirements were satisfied in the second quarter of 2003 with respect to a portion of the refund claim, and in July 2003 the German tax authorities refunded Kronos a portion of the total anticipated refund. The portion received in July was (euro)21.5 million ($24.6 million using June 30, 2003 exchange rates). Kronos has reflected this tax refund in its second quarter 2003 results of operations. Kronos expects to receive the remaining refunds over the next six to nine months, a portion of which may result in an additional income tax benefit.


     No assurance can be given that Kronos' tax matters will be favorably resolved due to the inherent uncertainties involved in court and tax proceedings. Kronos believes that it has provided adequate accruals for additional taxes and related interest expense which may ultimately result from all such examinations and believes that the ultimate disposition of such examinations should not have a material adverse effect on Kronos' consolidated financial position, results of operations or liquidity.


     At June 30, 2003, Kronos had the equivalent of approximately $470 million of income tax loss carryforwards in Germany with no expiration date. However, Kronos has provided a deferred tax valuation allowance against substantially all of these income tax loss carryforwards because Kronos currently believes that it does not meet the "more-likely-than-not" recognition criteria. In 2002, the German federal government proposed certain changes to its income tax law, including certain changes that would have imposed limitations on the annual utilization of income tax loss carryforwards. Such proposal, if enacted, would have significantly affected Kronos' 2003 and future income tax expense and cash tax payments. In April 2003, the German federal government passed a new tax law which does not contain the provision that would have restricted the utilization of tax loss carryforwards. Furthermore, the provisions contained in the new law are not expected to materially impact Kronos' income tax expense or cash tax payments. On August 1, 2003, the German federal government proposed new tax law amendments that, among other things, re-introduced the limitations on the annual utilization of income tax loss carryforwards, to become effective in 2004. There can be no assurance that these proposed law amendments will be enacted and, if enacted, when they would become effective. Similar to the 2002 proposal, if enacted as proposed, these amendments would significantly affect Kronos' future income tax expense and cash tax payments.



     At June 30, 2003, Kronos had net deferred tax liabilities of $86.9 million. Kronos operates in numerous tax jurisdictions, in certain of which it has temporary differences that net to deferred tax assets (before valuation allowance). Kronos has provided a deferred tax valuation allowance of $166.0 million at June 30, 2003, principally related to Germany, partially offsetting deferred tax assets that Kronos believes do not currently meet the "more-likely-than-not" recognition criteria.


     Environmental Matters and Litigation


     See   "Business--Legal   Proceedings"   and  Note  18  to  Kronos'  audited
consolidated financial statements included in this information statement.


     Foreign Operations


     As discussed above, Kronos has substantial operations located outside the United States for which the functional currency is not the U.S. dollar. As a result, the reported amount of Kronos' assets and liabilities related to its non-U.S. operations, and therefore Kronos' consolidated net assets, will fluctuate based upon changes in currency exchange rates. As of January 1, 2001, the functional currency of Kronos' German, Belgian, Dutch and French operations have been converted to the euro from their respective national currencies. At June 30, 2003, Kronos had substantial net assets denominated in the euro, Canadian dollar, Norwegian kroner and United Kingdom pound sterling.


     New Accounting Principles Not Yet Adopted

     See Note 2 to Kronos' audited consolidated financial statements included in this information statement.

     Other

     Kronos periodically evaluates its liquidity requirements, alternative uses of capital, capital needs and availability of resources in view of, among other things, its dividend policy, its debt service and capital expenditure requirements and estimated future operating cash flows. As a result of this process, Kronos in the past has sought, and in the future may seek, to reduce, refinance, repurchase or restructure indebtedness; raise additional capital; issue additional securities; repurchase shares of its common stock; modify its dividend policy; restructure ownership interests; sell interests in subsidiaries or other assets; or take a combination of such steps or other steps to manage its liquidity and capital resources. In the normal course of its business, Kronos may review opportunities for the acquisition, divestiture, joint venture or other business combinations in the chemicals or other industries, as well as the acquisition of interests in related companies. In the event of any acquisition or joint venture transaction, Kronos may consider using available cash, issuing equity securities or increasing its indebtedness to the extent permitted by the agreements governing Kronos' existing debt. See Note 10 to Kronos' audited consolidated financial statements included in this information statement.

     Summary of Debt and Other Contractual Commitments



     As more fully described in the notes to Kronos' audited consolidated financial statements included in this information statement, Kronos is a party to various debt, lease and other agreements which contractually and unconditionally commit Kronos to pay certain amounts in the future. See Notes 10, 11 and 18 to Kronos' audited consolidated financial statements included in this information statement. Kronos' obligations related to the long-term supply contract for the purchase of chloride-process TiO2 feedstock and certain landfills are more fully described in Note 18 to Kronos' audited consolidated financial statements included in this information statement. The following table summarizes such contractual commitments that are unconditional both in terms of timing and amount by the type and date of payment as of December 31, 2002.

                                                     Unconditional Payment Due Date
                                ----------------------------------------------------------------------
Contractual Commitment                  2003             2004-2005        2006-2007     2008 and after       Total
------------------------------  ----------------  --------------------  -------------  ---------------   -------------
                                                                    (In millions)

Indebtedness                     $       1.3          $      72.1       $        .2    $     296.9        $     370.5
Property and equipment                   6.4                 -                -                -                  6.4
Operating leases                         4.4                  6.4               3.4           18.9               33.1

Long-term supply contract
 for the purchase of
 chloride-process TiO2 feedstock       172.0                308.0             145.0           -                 625.0

Landfills                                1.3                  2.1             -                3.1                6.5
                                 -----------          -----------       -----------    -----------        -----------
                                 $     185.4          $     388.6       $     148.6    $     318.9        $   1,041.5
                                 ===========          ===========       ===========    ===========        ===========



     The  timing  and  amount   shown  for   Kronos'   commitments   related  to
indebtedness, property and equipment and operating leases are based upon the contractual payment amount and the contractual payment date for such commitments. The timing and amount shown for Kronos' commitment related to the long-term supply contract is based upon Kronos' current estimate of the quantity of feedstock that will be purchased in each time period shown, and the contractual payment that would be due based upon such estimated purchased quantity. The actual amount of feedstock purchased, and therefore the actual amount that would be payable by Kronos, may vary from such estimated amounts. The timing and amount shown for Kronos' commitment related to certain landfills is based upon Kronos' current estimate of when such payments will be made. The actual timing of such payments may vary depending upon the actual timing of the closure activities for such landfills.


     Assumptions on Defined Benefit Pension Plans and OPEB Plans

     Defined Benefit Pension Plans. Kronos maintains various defined benefit pension plans in Europe and Canada. Kronos accounts for its defined benefit pension plans using SFAS No. 87, "Employer's Accounting for Pensions." Under SFAS No. 87, defined benefit pension plan expense and prepaid and accrued pension cost are each recognized based on certain actuarial assumptions, principally the assumed discount rate, the assumed long-term rate of return on plan assets and the assumed increase in future compensation levels. Kronos recognized consolidated defined benefit pension plan expense of $4.5 million in 2000, $5.0 million in 2001 and $7.1 million in 2002. The amount of funding requirements for these defined benefit pension plans is generally based upon applicable regulation, and will generally differ from pension expense recognized under SFAS No. 87 for financial reporting purposes. Contributions made by Kronos to all of its defined benefit pension plans aggregated $8.2 million in 2000, $7.4 million in 2001 and $9.0 million in 2002.

     The discount rates Kronos utilizes for determining defined benefit pension expense and the related pension obligations are based on current interest rates earned on long-term bonds that receive one of the two highest ratings given by recognized rating agencies in the applicable country where the defined benefit pension benefits are being paid. In addition, Kronos receives advice about appropriate discount rates to use based upon discussions with Kronos' third-party actuaries, who may in some cases utilize their own market indices. The discount rates are adjusted as of each valuation date (September 30th for Kronos' plans) to reflect then-current interest rates on such long-term bonds. Such discount rates are used to determine the actuarial present value of the pension obligations as of December 31st of that year, and such discount rates are also used to determine the interest component of defined benefit pension expense for the following year.

     At December 31, 2002, approximately 63%, 11% and 17% of the projected benefit obligations for all of Kronos' defined benefit pension plans were attributable to Germany, Canada and Norway, respectively. Because Kronos maintains defined benefit pension plans in several different countries and because the interest rate environment differs from country to country, Kronos uses several different discount rate assumptions in determining its defined benefit pension plan obligations and expense.

     Kronos used the following discount rates for its defined benefit pension plans:

                                             Obligation at        Obligation at           Obligation at
                                           December 31, 2000    December 31, 2001       December 31, 2002
                                          and expense in 2001  and expense in 2002     and expense in 2003
                                          -------------------  -------------------     -------------------

  Germany..............................          6.0%                   5.8%                    5.5%
  Canada...............................          7.5%                   7.3%                    7.0%
  Norway...............................          6.0%                   6.0%                    6.0%

     The assumed long-term rate of return on plan assets represents the estimated average rate of earnings expected to be earned on the funds invested or to be invested in the plans' assets provided to fund the benefit payments inherent in the projected benefit obligation. Unlike the discount rate, which is adjusted each year based on changes in current long-term interest rates, the assumed long-term rate of return on plan assets will not necessarily change based upon the actual, short-term performance of the plan assets in any given year. Defined benefit pension expense each year is based upon the assumed long-term rate of return on plan assets for each plan and the actual fair value of the plan assets as of the beginning of the year. Differences between the expected return on plan assets for a given year and the actual return are deferred and amortized over future periods based either upon the expected average remaining service life of the active plan participants (for plans for which benefits are still being earned by active employees) or the average remaining life expectancy of the inactive participants (for plans for which benefits are not still being earned by active employees).

     At December 31, 2002, approximately 59%, 10% and 22% of the plan assets for all of Kronos' defined benefit pension plans were attributable to Germany, Canada and Norway, respectively. Because Kronos maintains defined benefit pension plans in several different countries, because the plan assets in different countries are invested in a different mix of investments and because the long-term rates of return for different investments differ from country to country, Kronos uses several different long-term rates of return on plan asset assumptions in determining its defined benefit pension plan expense.

     In determining the expected long-term rate of return on plan asset assumptions, Kronos considers the long-term asset mix (e.g. equity vs. fixed income) for the assets for each of its plans and the expected long-term rates of return for such asset components. In addition, Kronos receives advice about appropriate long-term rates of return to use based upon discussions with Kronos' third-party actuaries. Such assumed asset mixes are summarized below:

     o In Germany, the composition of plan assets is established to satisfy the requirements of the German insurance commissioner. The current plan asset allocation at December 31, 2002 was 30% to equity managers and 70% to fixed income managers.

     o In Canada, Kronos currently has a plan asset target allocation of 65% to equity managers and 35% to fixed income managers, with an expected long-term rate of return for such investments to average approximately 125 basis points above the applicable equity or fixed income index. The current plan asset allocation at December 31, 2002 was 54% to equity managers and 46% to fixed income managers.

     o In Norway, Kronos currently has a plan asset target allocation of 15% to equity managers and 85% to fixed income managers, with an expected long-term rate of return for such investments of approximately 8% and 6%, respectively. The current plan asset allocation at December 31, 2002 was 13% to equity managers and 87% to fixed income managers.

     Kronos regularly reviews its actual asset allocation for each of its plans, and will periodically rebalance the investments in each plan to more accurately reflect the targeted allocation when considered appropriate.

     Kronos' assumed long-term rates of return on plan assets for 2000, 2001 and 2002 were as follows:

                                     2000                           2001                           2002
                         ------------------------------ ------------------------------  ----------------------------

  Germany                            7.5%                           7.3%                           6.8%
  Canada                             8.0%                           7.8%                           7.0%
  Norway                             7.0%                           7.0%                           7.0%

     Kronos currently expects to utilize the same long-term rate of return on plan asset assumptions in 2003 as it used in 2002 for purposes of determining the 2003 defined benefit pension plan expense.

     To the extent that a plan's particular pension benefit formula calculates the pension benefit in whole or in part based upon future compensation levels, the projected benefit obligation and the pension expense will be based in part upon expected increases in future compensation levels. For all of Kronos' plans for which the benefit formula is so calculated, Kronos generally bases the assumed expected increase in future compensation levels based upon average long-term inflation rates for the applicable country.

     In addition to the actuarial assumptions discussed above, because Kronos maintains defined benefit pension plans outside the U.S. the amount of recognized defined benefit pension expense and the amount of prepaid and accrued pension cost will vary based upon relative changes in foreign currency exchange rates.

     Based on the actuarial assumptions described above and Kronos' current expectation for what actual average foreign currency exchange rates will be during 2003, Kronos expects its defined benefit pension expense will approximate $8 million in 2003. In comparison, Kronos expects to be required to make approximately $12 million of contributions to such plans during 2003.

     Defined benefit pension expense and the amount recognized as prepaid and accrued pension costs are based upon the actuarial assumptions discussed above. Kronos believes all of the actuarial assumptions used are reasonable and appropriate. If Kronos had lowered the assumed discount rate by 25 basis points for all of its plans as of December 31, 2002, Kronos' aggregate projected benefit obligation would have increased by approximately $9.4 million at that date, and Kronos' defined benefit pension expense would be expected to increase by approximately $1.3 million during 2003. Similarly, if Kronos lowered the assumed long-term rate of return on plan assets by 25 basis points for all of its plans, Kronos' defined benefit pension expense would be expected to increase by approximately $.5 million during 2003.

     OPEB Plans. Certain of Kronos' subsidiaries in the U.S. and Canada currently provide certain health care and life insurance benefits for eligible retired employees. Kronos accounts for such OPEB costs under SFAS No. 106, "Employers Accounting for Postretirement Benefits other than Pensions." Under SFAS No. 106, OPEB expense and accrued OPEB costs are based on certain actuarial assumptions, principally the assumed discount rate and the assumed rate of increases in future health care costs. Kronos recognized consolidated OPEB expense (income) of nil in 2000, $(.1) million in 2001 and $(.3) million in 2002. Similar to defined benefit pension benefits, the amount of funding will differ from the expense recognized for financial reporting purposes, and contributions to the plans to cover benefit payments aggregated $1.0 million in 2000, $1.2 million in 2001 and $1.0 million in 2002.

     The assumed discount rates Kronos utilizes for determining OPEB expense and the related accrued OPEB obligation is generally based on the same discount rates Kronos utilizes for its Canadian defined benefit pension plans.

     In estimating the health care cost trend rate, Kronos considers its actual healthcare cost experience, future benefit structures, industry trends and advice from its third-party actuaries. During each of the past three years, Kronos has assumed that the relative increase in health care costs will generally trend downward over the next several years, reflecting, among other things, assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. For example, at December 31, 2002, the expected rate of increase in future health care costs ranges from 9% in 2003, declining to 5.5% in 2007 and thereafter.

     Based on the actuarial assumptions described above and Kronos' current expectation for what actual average foreign currency exchange rates will be during 2003, Kronos expects its OPEB expense (income) will approximate $(.2) million in 2003. In comparison, Kronos expects to be required to make approximately $1.3 million of contributions to such plans during 2003.

     OPEB expense and the amount recognized as accrued OPEB costs are based upon the actuarial assumptions discussed above. Kronos believes all of the actuarial assumptions used are reasonable and appropriate. If Kronos had lowered the assumed discount rate by 25 basis points for all of its OPEB plans as of December 31, 2002, Kronos' aggregate accumulated OPEB obligation would have increased by approximately $.3 million at that date, and Kronos' OPEB expense would be expected to increase by a nil amount during 2003. Similarly, if the assumed future health care cost trend rate had been increased by 100 basis points, Kronos' accumulated OPEB obligation would have increased by approximately $.8 million at December 31, 2002, and OPEB expense would have increased by $.1 million in 2002.

Quantitative and Qualitative Disclosures About Market Risk

         General

     Kronos is exposed to market risk from changes in currency exchange rates, interest rates and equity security prices. In the past, Kronos has periodically entered into interest rate swaps or other types of contracts in order to manage a portion of its interest rate market risk. Otherwise, Kronos has not generally entered into forward or option contracts to manage such market risks, nor has Kronos entered into any such contract or other type of derivative instrument for trading purposes. Kronos was not a party to any forward or derivative option contracts related to currency exchange rates, interest rates or equity security prices at December 31, 2001 or 2002. See Notes 2 and 19 to Kronos' audited consolidated financial statements included in this information statement.

         Interest Rates

     Kronos is exposed to market risk from changes in interest rates, primarily related to indebtedness. At December 31, 2002, Kronos' aggregate indebtedness was split between 81% of fixed-rate instruments and 19% of variable-rate borrowings (2001 - 81% fixed-rate and 19% variable-rate). The large percentage of fixed-rate debt instruments minimizes earnings volatility which would result from changes in interest rates. The following table presents principal amounts and weighted-average interest rates, by contractual maturity dates, for Kronos' aggregate indebtedness at December 31, 2001 and 2002. At December 31, 2002, all outstanding fixed-rate indebtedness was denominated in euros (2001 - all fixed rate indebtedness denominated in U.S. dollars), and all outstanding variable-rate indebtedness was denominated in either euros, Norwegian kroner or U.S. dollars. Information shown below for such euro- and Norwegian kroner-denominated indebtedness is presented in its U.S. dollar equivalent at December 31, 2002 using that date's exchange rate of .96 euro per U.S. dollar (2001 - 1.13 euro per U.S. dollar) and 6.99 Norwegian kroner per U.S. dollar (2001 - 9.02 Norwegian kroner per U.S. dollar). Certain Norwegian kroner-denominated capital leases totaling $1.9 million in 2002 have been excluded from the table below.

                                                                   Amount
                                                        ------------------------------
                                                           Carrying         Fair         Interest       Maturity
         Indebtedness                                       value          value           rate           date
         ------------                                   ------------------------------ -------------- --------------
                                                                (In millions)
Fixed-rate indebtedness (euro-denominated):
    KII Senior Notes                                     $    296.9      $   299.9          8.875%          2009
                                                        ------------------------------ --------------
                                                              296.9          299.9          8.875%
                                                        ------------------------------ --------------
Variable-rate indebtedness:
    European Credit Facility:
        euro-denominated                                       15.6           15.6          4.8%            2005
        Norwegian kroner-denominated                           11.5           11.5          8.9%            2005
    Note payable to affiliate (U.S. dollar denominated)        44.6           44.6          3.1%            2005
                                                        ------------------------------ --------------
                                                               71.7           71.7          4.4%
                                                        ------------------------------ --------------
                                                         $    368.6      $   371.6          8.0%
                                                        ============================== ==============

     At December 31, 2001, fixed-rate indebtedness aggregated $194.0 million (fair value - $194.9 million) with a weighted-average interest rate of 11.75%; variable rate indebtedness at such date aggregated $46.2 million, which approximated fair value, with a weighted-average interest rate of 5.45%. All of such fixed rate indebtedness was denominated in U.S. dollars. Such variable rate indebtedness was denominated in the euro (52%) and the Norwegian kroner (48%). Certain Norwegian kroner-denominated capital leases totaling $2.5 million at December 31, 2001 have been excluded from the above analysis.

         Currency Exchange Rates

     Kronos is exposed to market risk arising from changes in currency exchange rates as a result of manufacturing and selling its products worldwide. Earnings are primarily affected by fluctuations in the value of the U.S. dollar relative to the euro, Canadian dollar, Norwegian kroner and the United Kingdom pound sterling. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of risks and uncertainties related to the conversion of certain of these currencies to the euro.

     At December 31, 2002, Kronos had $312.5 million of indebtedness denominated in euros (2001 - $24.0 million) and $11.5 million of indebtedness denominated in Norwegian kroner (2001 - $22.2 million). The potential increase in the U.S. dollar equivalent of the principal amount outstanding resulting from a hypothetical 10% adverse change in exchange rates would be approximately $32.4 million (2001 - $4.6 million).

         Other

     Kronos believes there are certain shortcomings in the sensitivity analyses presented above, which analyses are required under the SEC's regulations. For example, the hypothetical effect of changes in interest rates discussed above ignores the potential effect on other variables which affect Kronos' results of operations and cash flows, such as demand for Kronos' products, sales volumes and selling prices and operating expenses. Contrary to the above assumptions, changes in interest rates rarely result in simultaneous parallel shifts along the yield curve. Accordingly, the amounts presented above are not necessarily an accurate reflection of the potential losses Kronos would incur assuming the hypothetical changes in market prices were actually to occur.

     The above discussion and estimated sensitivity analysis amounts include forward-looking statements of market risk which assume hypothetical changes in market prices. Actual future market conditions could differ materially from such assumptions. Accordingly, such forward-looking statements should not be considered to be projections by Kronos of future events, gains or losses.

Non-GAAP Financial Measures

     In an effort to provide investors with additional information regarding Kronos' results as determined by GAAP, Kronos has disclosed certain non-GAAP information which Kronos believes provides useful information to investors:


     As discussed above, Kronos discloses percentage changes in its average TiO2 prices in billing currencies, which excludes the effects of foreign currency translation. Such disclosure of the percentage change in Kronos' average TiO2 selling price in billing currencies is considered a "non-GAAP" financial measure under regulations of the SEC. The disclosure of the percentage change in Kronos' average TiO2 selling prices using actual foreign currency exchange rates prevailing during the respective periods is considered the most direclty comparable GAAP measure. Kronos discloses percentage changes in its average TiO2 prices in billing currencies because Kronos believes such disclosure provides useful information to investors to allow them to analyze such changes without the impact of changes in foreign currency exchange rates, thereby facilitating period-to-period comparisons of the relative changes in average selling prices in the actual various billing currencies. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the percentage change in average selling prices in billing currencies will be higher or lower, respectively, than such percentage changes would be used actual exchange rates prevailing during the respective periods.

                                    BUSINESS

General

     Kronos is the world's fifth largest producer of TiO2 with an estimated 12% share of worldwide TiO2 sales volume in 2002. Approximately one-half of Kronos' 2002 sales volume was in Europe, where Kronos is the second largest producer of TiO2.

Industry

     Titanium dioxide pigments are chemical products used for imparting whiteness, brightness and opacity to a wide range of products, including paints, plastics, paper, fibers and ceramics. TiO2 is considered a "quality-of-life" product with demand affected by changes in gross domestic product in various regions of the world.


     Pricing within the global TiO2 industry over the long term is cyclical, and changes in industry economic conditions, especially in Western industrialized nations, can significantly impact Kronos' earnings and operating cash flows. Kronos' average TiO2 selling price on a billing currency basis increased from the preceding quarter during each of the third and fourth quarters of 2002 and the first quarter of 2003, reversing the downward trend in prices that began in the first quarter of 2001 and continued through the first quarter of 2002. Kronos' average TiO2 selling prices in the second quarter of 2003 were flat compared to the first quarter of 2003. Industry-wide demand for TiO2 strengthened throughout 2002, with full year demand estimated as 9% higher than the previous year. This is believed to have been the result of economic growth and restocking of customer inventory levels. Volume demand in 2003 is expected to increase moderately over 2002 levels.


     Kronos has an estimated 18% share of European TiO2 sales volume and an estimated 14% share of North American TiO2 sales volume. Per capita consumption of TiO2 in the United States and Western Europe far exceeds that in other areas of the world and these regions are expected to continue to be the largest consumers of TiO2. Significant regions for TiO2 consumption could emerge in Eastern Europe, the Far East or China if the economies in these regions develop to the point that quality-of-life products, including TiO2, are in greater demand. Kronos believes that, due to its strong presence in Western Europe, it is well positioned to participate in growth in consumption of TiO2 in Eastern Europe. Geographic segment information is contained in Note 3 to Kronos' audited consolidated financial statements included in this information statement.

Products and Operations

     TiO2 is produced in two crystalline forms: rutile and anatase. Rutile TiO2 is a more tightly bound crystal that has a higher refractive index than anatase TiO2 and, therefore, provides better opacification and tinting strength in many applications. Although many end-use applications can use either form of TiO2, rutile TiO2 is the preferred form for use in coatings, plastics and ink. Anatase TiO2 has a bluer undertone and is less abrasive than rutile TiO2, and it is often preferred for use in paper, ceramics, rubber and man-made fibers.

     Kronos believes that there are no effective substitutes for TiO2. However, extenders such as kaolin clays, calcium carbonate and polymeric opacifiers are used in a number of Kronos' markets. Generally, extenders are used to reduce to some extent the utilization of higher-cost TiO2. The use of extenders has not significantly changed TiO2 consumption over the past decade because, to date, extenders generally have failed to match the performance characteristics of TiO2. As a result, Kronos believes that the use of extenders will not materially alter the growth of the TiO2 business in the foreseeable future.

     Kronos currently produces over 40 different TiO2 grades, sold under the Kronos trademark, which provide a variety of performance properties to meet customers' specific requirements. Kronos' major customers include domestic and international paint, plastics and paper manufacturers.

     Kronos is one of the world's leading producers and marketers of TiO2. Kronos and its distributors and agents sell and provide technical services for its products to over 4,000 customers with the majority of sales in Europe and

North America. TiO2 is distributed by rail, truck and ocean carrier in either dry or slurry form. Kronos' manufacturing facilities are located in Germany, Canada, Belgium and Norway and Kronos owns a one-half interest in a TiO2 manufacturing joint venture located in Louisiana, U.S.A. Kronos has sales and marketing activities in over 100 countries worldwide. Kronos and its predecessors have produced and marketed TiO2 in North America and Europe for over 80 years. As a result, Kronos believes that it has developed considerable expertise and efficiency in the manufacture, sale, shipment and service of its products in domestic and international markets. By volume, approximately one-half of Kronos' 2002 TiO2 sales were to Europe, with 39% to North America and the balance to export markets.


     Kronos is also engaged in the mining and sale of ilmenite ore (a raw material used as a feedstock by sulfate-process TiO2 plants) pursuant to a governmental concession with an unlimited term that allows Kronos to operate an ilmenite mine in Norway. The ore body, owned by the Norwegian government, has estimated ilmenite reserves that are expected to last at least 20 years. Kronos is also engaged in the manufacture and sale of iron-based water treatment chemicals (derived from co-products of the pigment production processes). Kronos' water treatment chemicals (marketed under the name Ecochem) are used as treatment and conditioning agents for industrial effluents and municipal wastewater, and in the manufacture of iron pigments.


Manufacturing Process and Raw Materials

     TiO2 is manufactured by Kronos using both the chloride process and the sulfate process. Approximately 72% of Kronos' current production capacity is based on its chloride process which generates less waste than the sulfate process. The chloride process is a continuous process in which chlorine is used to extract rutile TiO2. In general, the chloride process requires less capital investment, labor and energy than the sulfate process. Because much of the chlorine is recycled and higher titanium-containing feedstock is used, the chloride process produces less waste. The sulfate process is a batch chemical process that uses sulfuric acid to extract TiO2. Sulfate technology normally produces either anatase or rutile pigment. Once an intermediate TiO2 pigment has been produced by either the chloride or sulfate process, it is '"finished" into products with specific performance characteristics for particular end-use applications through proprietary processes involving various chemical surface treatments and intensive milling and micronizing.

     Due to environmental factors and customer considerations, the proportion of TiO2 industry sales represented by chloride-process pigments has increased relative to sulfate-process pigments and, in 2002, chloride-process production facilities represented approximately 62% of industry capacity.

     Kronos produced a company record 442,000 metric tons of TiO2 in 2002, compared to 412,000 metric tons produced in 2001 and 441,000 metric tons in 2000. Kronos' average production capacity utilization rate in 2002 was 96%, up from 91% in 2001. Capacity utilization rates in 2001 were down due in part to lost sulfate production volume resulting from the Leverkusen fire. Kronos believes its current annual attainable production capacity is approximately 470,000 metric tons, including its one-half interest in the joint venture-owned Louisiana plant (see "TiO2 Manufacturing Joint Venture"). Kronos expects its production capacity will be increased by approximately 10,000 metric tons primarily at its chloride facilities, with moderate capital expenditures, bringing Kronos' capacity to approximately 480,000 metric tons during 2005.

     The primary raw materials used in the TiO2 chloride production process are titanium-containing feedstock derived from beach sand ilmenite, natural rutile ore, chlorine and coke. Chlorine and coke are available from a number of suppliers. Titanium-containing feedstock suitable for use in the chloride process is available from a limited number of suppliers around the world, principally in Australia, South Africa, Canada, India and the United States.

     Kronos purchases slag refined from ilmenite sand from Richards Bay Iron and Titanium (Proprietary) Limited (South Africa), a 51%-owned subsidiary of Rio Tinto plc (U.K.), under a long-term supply contract that expires at the end of 2007. Natural rutile ore is purchased primarily from Iluka Resources, Limited (Australia) under a long-term supply contract that expires at the end of 2004. Kronos does not expect to encounter difficulties obtaining long-term extensions to existing supply contracts prior to the expiration of the contracts. Raw materials purchased under these contracts and extensions thereof are expected to meet Kronos' chloride feedstock requirements over the next several years.

     The primary raw materials used in the TiO2 sulfate production process are titanium-containing feedstock derived primarily from rock and beach sand ilmenite and sulfuric acid. Sulfuric acid is available from a number of suppliers. Titanium-containing feedstock suitable for use in the sulfate process is available from a limited number of suppliers around the world, with the principal active sources currently located in Norway, Canada, Australia, India and South Africa. As one of the few vertically integrated producers of sulfate-process pigments, Kronos operates a rock ilmenite mine in Norway, which provided all of Kronos' feedstock for its European sulfate-process pigment plants in 2002. For its Canadian sulfate-process plant, Kronos also purchases sulfate grade slag primarily from Q.I.T. Fer et Titane Inc. (Canada), a wholly owned subsidiary of Rio Tinto Iron & Titanium, Inc., under a long-term supply contract that expires at the end of 2006.

     Kronos believes the availability of titanium-containing feedstock for both the chloride and sulfate processes is adequate for the next several years. Kronos does not expect to experience any interruptions of its raw material supplies because of its long-term supply contracts. However, political and economic instability in certain countries from which Kronos purchases its raw material supplies could adversely affect the availability of such feedstock. Should Kronos' vendors not be able to meet their contractual obligations or should Kronos be otherwise unable to obtain necessary raw materials, Kronos may incur higher costs for raw materials or may be required to reduce production levels, which may have a material adverse effect on Kronos' financial position, results of operations or liquidity.

TiO2 Manufacturing Joint Venture

     Subsidiaries of Kronos and Huntsman International Holdings LLC ("Huntsman") each own a 50%-interest in a manufacturing joint venture, Louisiana Pigment Company ("LPC"). LPC owns and operates a chloride-process TiO2 plant located in Lake Charles, Louisiana. Production from the plant is shared equally by Kronos and Huntsman (the "Partners") pursuant to separate offtake agreements.

     A supervisory committee, composed of four members, two of whom are appointed by each Partner, directs the business and affairs of LPC including production and output decisions. Two general managers, one appointed and compensated by each Partner, manage the operations of the joint venture acting under the direction of the supervisory committee.

     The manufacturing joint venture operates on a break-even basis and, accordingly, Kronos reports no equity in earnings of the joint venture. Kronos' cost for its share of the TiO2 produced is equal to its share of the joint venture's costs. Kronos' share of net costs is reported as cost of sales as the related TiO2 acquired from the joint venture is sold. See Note 7 to Kronos'
audited   consolidated   financial   statements  included  in  this  information
statement.

Competition

     The TiO2 industry is highly competitive. Kronos competes primarily on the basis of price, product quality and technical service, and the availability of high performance pigment grades. Although certain TiO2 grades are considered specialty pigments, the majority of Kronos' grades and substantially all of Kronos' production are considered commodity pigments with price generally being the most significant competitive factor. Kronos believes that it is the leading seller of TiO2 in several countries, including Germany and Canada.

     Kronos' principal competitors are E.I. du Pont de Nemours & Co. ("DuPont"); Millennium Chemicals, Inc.; Huntsman; Kerr-McGee Corporation; and Ishihara Sangyo Kaisha, Ltd. Kronos' five largest competitors have estimated individual shares of worldwide TiO2 production capacity ranging from 24% to 5%, and an estimated aggregate 70% share of worldwide TiO2 production volume. DuPont has about one-half of total U.S. TiO2 production capacity and is Kronos' principal North American competitor.

     Capacity additions that are the result of construction of greenfield plants in the worldwide TiO2 market require significant capital and substantial lead time, typically three to five years in Kronos' experience. As no new plants are currently under construction, additional greenfield capacity is not expected in the next three to five years, but industry capacity can be expected to increase as Kronos and its competitors debottleneck existing plants. In addition to potential capacity additions, certain competitors have either idled or shut down facilities. Based on the factors described in "Industry" above, Kronos expects that the average annual increase in industry capacity from announced debottlenecking projects will be less than the average annual demand growth for TiO2 over the next three to five years.

     No assurance can be given that future increases in the TiO2 industry production capacity and future average annual demand growth rates for TiO2 will conform to Kronos' expectations. If actual developments differ from Kronos' expectations, Kronos and the TiO2 industry's performance could be unfavorably affected.

Research and Development

     Kronos' expenditures for research and development and certain technical support programs averaged approximately $6 million during each of 2000, 2001 and 2002. Research and development activities are conducted principally at the Leverkusen, Germany facility. Such activities are directed primarily toward improving both the chloride and sulfate production processes, improving product quality and strengthening Kronos' competitive position by developing new pigment applications.

Patents and Trademarks

     Patents held for products and production processes are believed to be important to Kronos and to the continuing business activities of Kronos. Kronos continually seeks patent protection for its technical developments, principally in the United States, Canada and Europe, and from time to time enters into licensing arrangements with third parties.

     Kronos' major trademarks,  including Kronos,  are protected by registration
in  the  United  States  and  elsewhere   with  respect  to  those  products  it
manufactures and sells.

Foreign Operations


     Kronos' chemical businesses have operated in non-U.S. markets since the 1920s. Most of Kronos' current production capacity is located in Europe and Canada with non-U.S. net property and equipment aggregating approximately $399 million at June 30, 2003. Net property and equipment in the U.S., including 50% of the property and equipment of LPC, was approximately $118 million at such date. Kronos' European operations include production facilities in Germany, Belgium and Norway. Approximately $603 million of Kronos' 2002 consolidated sales were to non-U.S. customers, including $93 million to customers outside of Europe and Canada. Sales to customers in the U.S. aggregated $272 million in 2002. Foreign operations are subject to, among other things, currency exchange rate fluctuations and Kronos' results of operations have, in the past, been both favorably and unfavorably affected by fluctuations in currency exchange rates. Effects of fluctuations in currency exchange rates on Kronos' results of operations are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     Political and economic uncertainties in certain of the countries in which Kronos operates may expose it to risk of loss. Kronos does not believe that there is currently any likelihood of material loss through political or economic instability, seizure, nationalization or similar event. Kronos cannot predict, however, whether events of this type in the future could have a material effect on its operations. Kronos' manufacturing and mining operations are also subject to extensive and diverse environmental regulation in each of the foreign countries in which they operate. See "Regulatory and Environmental Matters."


Customer Base and Annual Seasonality


     Kronos believes that neither its aggregate sales nor those of any of its principal product groups are concentrated in or materially dependent upon any single customer or small group of customers. Kronos' largest ten customers accounted for approximately 25% of net sales in 2002. Neither Kronos' business as a whole nor that of any of its principal product groups is seasonal to any significant extent. Due in part to the increase in paint production in the spring to meet the spring and summer painting season demand, TiO2 sales are generally higher in the first half of the year than in the second half of the year.

Employees


     As of June 30, 2003, Kronos employed approximately 2,500 persons, excluding LPC employees, with approximately 100 employees in the United States and approximately 2,400 employees outside of the United States. Hourly employees in production facilities worldwide, including LPC, are represented by a variety of labor unions, with labor agreements having various expiration dates. Kronos believes its labor relations are good.


Regulatory and Environmental Matters

     Certain of Kronos' businesses are and have been engaged in the handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws. As with other companies engaged in similar businesses, certain past and current operations and products of Kronos have the potential to cause environmental or other damage. Kronos has implemented and continues to implement various policies and programs in an effort to minimize these risks. The policy of Kronos is to maintain compliance with applicable environmental laws and regulations at all its facilities and to strive to improve its environmental performance. It is possible that future developments, such as stricter requirements of environmental laws and enforcement policies thereunder, could adversely affect Kronos' production, handling, use, storage, transportation, sale or disposal of such substances as well as Kronos' consolidated financial position, results of operations or liquidity.

     Kronos' U.S. manufacturing operations are governed by federal environmental and worker health and safety laws and regulations, principally the Resource Conservation and Recovery Act ("RCRA"), the Occupational Safety and Health Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act ("CERCLA"), as well as the state counterparts of these statutes. Kronos believes LPC and a slurry facility owned by Kronos in Lake Charles, Louisiana are in substantial compliance with applicable requirements of these laws or compliance orders issued thereunder. Kronos has no other U.S. plants. From time to time, Kronos' facilities may be subject to regulatory enforcement under such statutes. Resolution of such matters typically involves the establishment of compliance programs. Occasionally, resolution may result in the payment of penalties, but to date such penalties have not involved amounts having a material adverse effect on Kronos' consolidated financial position, results of operations or liquidity.

     Kronos' European and Canadian production facilities operate in an environmental regulatory framework in which governmental authorities typically are granted broad discretionary powers which allow them to issue operating permits required for the plants to operate. Kronos believes that all its plants are in substantial compliance with applicable environmental laws.

     While the laws regulating operations of industrial facilities in Europe vary from country to country, a common regulatory denominator is provided by the European Union (the "EU"). Germany and Belgium are members of the EU and follow its initiatives. Norway, although not a member, generally patterns its environmental regulatory actions after the EU. Kronos believes that it has obtained all required permits and is in substantial compliance with applicable EU requirements, including EU Directive 92/112/EEC regarding establishment of procedures for reduction and eventual elimination of pollution caused by waste from the TiO2 industry.

     At all of Kronos' sulfate plant facilities other than Fredrikstad, Norway, Kronos recycles spent acid either through contracts with third parties or using Kronos' own facilities. At its Fredrikstad, Norway plant, Kronos ships its spent acid to a third party location where it is treated and disposed. Kronos has a contract with a third party to treat certain by-products of its German sulfate-process plants. Either party may terminate the contract after giving four years advance notice with regard to its Nordenham, Germany plant. Under certain circumstances, Kronos may terminate the contract after giving six months notice with respect to treatment of by-products from the Leverkusen, Germany plant.

     Kronos'  capital   expenditures   related  to  its  ongoing   environmental
protection and improvement programs in 2002 were approximately $5 million, and are currently expected to be approximately $5 million in 2003.

Properties


     Kronos currently operates five TiO2 plants in Europe (two in Leverkusen, Germany; one in Nordenham, Germany; one in Langerbrugge, Belgium; and one in Fredrikstad, Norway). In North America, Kronos has a TiO2 plant in Varennes, Quebec, Canada and, through LPC, the manufacturing joint venture described above, a one-half interest in a TiO2 plant in Lake Charles, Louisiana. Kronos operates an ilmenite ore mine in Hauge i Dalane, Norway pursuant to a governmental concession and also owns a TiO2 slurry plant in Lake Charles, Louisiana. See Note 7 to Kronos' audited consolidated financial statements included in this information statement.



     Kronos' principal German operating subsidiary leases the land under its Leverkusen TiO2 production facility pursuant to a lease expiring in 2050. The Leverkusen facility, with about one-third of Kronos' current TiO2 production capacity, is located within an extensive manufacturing complex owned by Bayer AG. Rent for the Leverkusen facility is periodically established by agreement with Bayer AG for periods of at least two years at a time. Under a separate supplies and services agreement expiring in 2011, Bayer provides some raw materials, including chlorine and certain amounts of sulfuric acid, auxiliary and operating materials and utilities services necessary to operate the Leverkusen facility. The lease and has certain restrictions regarding Kronos' ability to transfer ownership or use of the Leverkusen facility.



     Kronos owns, directly or through its joint venture, all of its principal production facilities described above, except for the land under the Leverkusen and Fredrikstad facilities and the ilmenite ore mine. Kronos has a governmental concession with an unlimited term to operate the ilmenite mine in Norway.


     Kronos has under lease various corporate and administrative offices located in the U.S. and various sales offices located in the U.S., France, the Netherlands, Denmark and the U.K.

     Kronos' principal executive offices are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697 and its telephone number is (972) 233-1700.

Legal Proceedings

     See "Regulatory and Environmental Matters" above.

     Kronos' Belgian subsidiary and various of its Belgian employees are the subject of an investigation by Belgian authorities relating to an accident resulting in two fatalities that occurred in its Langerbrugge, Belgium facility in October 2000. The investigation stage, which could ultimately result in civil and criminal sanctions against Kronos, was completed in 2002. In May 2003, the Belgian authorities referred the proceedings against Kronos' Belgian subsidiary and certain of its Belgium employees to the criminal court for trial. The matter has been set for trial in October 2003.

                                   MANAGEMENT

Directors and Officers


     As of the distribution date, the following persons are currently anticipated to serve as Kronos' officers and directors. Each of the directors below will be elected to serve until the next annual meeting of stockholders and his successor has been elected and has been qualified, or until his earlier death, resignation or removal.





Name                                              Age    Principal Positions and Directorships
----                                             ----    -------------------------------------

Harold C. Simmons..........................      72      Chairman of the Board and Chief Executive Officer
C. H. Moore, Jr............................      64      Director
George E. Poston...........................      66      Director
Glenn R. Simmons...........................      75      Director

Dr. R. Gerald Turner.......................      57      Director
Steven L. Watson...........................      52      Director
Dr. Ulfert Fiand...........................      55      Senior Vice President, Manufacturing and Technology
H. Joseph Maas.............................      51      Senior Vice President, Sales and Marketing
Douglas C. Weaver..........................      61      Senior Vice President, Development
Robert D. Graham...........................      48      Vice President, General Counsel and Secretary
Gregory M. Swalwell........................      46      Vice President, Finance
John A. St. Wrba...........................      47      Vice President and Treasurer
Kelly D. Luttmer...........................      40      Tax Director


     Harold C. Simmons has been a director of NL since 1986, Chairman of the Board of NL since 1987 and Chief Executive Officer of NL since July 2003. Mr. Simmons has served as Chairman of the Board and Chief Executive Officer of Kronos since August 2003. He has been Chairman of the Board of Valhi and Contran since prior to 1998, was Chief Executive Officer of Valhi and Contran from prior to 1998 to 2002, and was President of Valhi and Contran from prior to 1997 to 1998. Mr. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1961. He is a brother of Glenn R. Simmons.


     C. H. Moore, Jr. has been a director of NL since September 2003 and is anticipated to become a director of Kronos as of the distribution date. Mr. Moore retired from KPMG LLP in June 2000 after 37 years in which he served in various capacities with the firm. Among other positions, he served as managing partner of the firm's Dallas, Texas business unit from 1990 to 1999. Prior to 1990, Mr. Moore was partner-in-charge of the audit and accounting practice of the firm's Dallas business unit for 12 years. Mr. Moore is a certified public accountant. It is anticipated that Mr. Moore will become a member of Kronos' Audit Committee.


     George E. Poston has been a director of NL since 2002 and is anticipated to become a director of Kronos as of the distribution date. He is President of Poston Real Estate Co., a privately-held commercial real estate investment company, and President of Poston Capital Co., a privately-held investment company, since 1970. Mr. Poston is anticipated to become a member of Kronos' Audit Committee and Management Development and Compensation Committee.


     Glenn R. Simmons has been a director of NL since 1986 and is anticipated to become a director of Kronos as of the distribution date. Mr. Simmons is Chairman of the Board of Keystone Consolidated Industries, Inc. ("Keystone"), a steel fabricated wire products, industrial wire and carbon steel rod company that is affiliated with Contran, and CompX International Inc. ("CompX"), a manufacturer of ergonomic computer support systems, precision ball bearing slides and security products that is also affiliated with Contran. Since prior to 1998, Mr. Simmons has been Vice Chairman of the Board of Valhi and Contran. Mr. Simmons is also a director of Titanium Metals Corporation, an integrated producer of titanium metal products that is 40% owned by Valhi ("TIMET"). Mr. Simmons has been an executive officer and/or director of various companies related to Valhi and Contran since 1969. He is a brother of Harold C. Simmons.

     Dr. R. Gerald Turner has been a director of NL since May 2003 and is anticipated to become a director of Kronos as of the distribution date. Dr. Turner has served since 1995 as President of Southern Methodist University in Dallas, Texas. He held previous executive and administrative positions at the University of Mississippi, the University of Oklahoma, and Pepperdine University. He serves on the Board of Directors of J.C. Penney and American Aadvantage Funds. Dr. Turner is anticipated to become Chairman of Kronos' Audit and Management Development and Compensation Committees.


     Steven L. Watson has been a director of NL since 2000 and is anticipated to become a director of Kronos as of the distribution date. Mr. Watson has been President and a director of Valhi and Contran since 1998, and Chief Executive Officer of Valhi since 2002. Mr. Watson is also a director of CompX, Keystone and TIMET. Mr. Watson has served as an executive officer and/or director of various companies related to Valhi and Contran since 1980.

     Dr. Ulfert Fiand has served as Senior Vice President, Manufacturing and Technology of Kronos since August 2003. He has been KII's President of Manufacturing and Technology since 2001. Dr. Fiand joined KII in 1988, and has served as Group Leader and Director of Chloride Process Technology, Director of Process Technology, and VP Production & Process Technology.

     H. Joseph Maas has served as Senior Vice President, Sales and Marketing of Kronos since August 2003 and Vice President of Marketing Worldwide of Kronos since prior to 1998. Mr. Maas has served in various positions with Kronos or NL since 1978

     Douglas C. Weaver has served as Senior Vice President, Development of Kronos since August 2003 and Vice President, Business Development of Kronos since prior to 1998. Mr. Weaver has served in various positions with Kronos or NL since 1973.

     Robert  D.  Graham  has  served  as Vice  President,  General  Counsel  and
Secretary of NL since July 2003 and Vice President, General Counsel and Secretary of Kronos since August 2003. Mr. Graham has served as Vice President of Valhi and Contran since October 2002. From January 1997 to October 2002, Mr. Graham served as an executive officer, and most recently as Executive Vice President and General Counsel, of Software Spectrum, Inc. ("SSI"). SSI is a global business-to-business software services provider that is a wholly owned subsidiary of Level 3 Communications, Inc. From 1991 to June 2002, SSI was a publicly held corporation. From 1985 to 1997, Mr. Graham was a partner in the law firm of Locke Purnell Rain Harrell (A Professional Corporation), a predecessor to Locke Liddell and Sapp LLP.

     Gregory M. Swalwell has served as Vice President, Finance of NL since July 2003 and as Vice President, Finance of Kronos since August 2003. Mr. Swalwell has served as Vice President of Valhi and Contran since 1998 and controller of Valhi and Contran since prior to 1998. Mr. Swalwell has served in accounting positions with various companies related to Valhi and Contran since 1988.


     John A. St. Wrba has been Vice President and Treasurer of NL since February 2003 and Treasurer of Kronos since August 2003. Mr. St. Wrba was NL's Assistant Treasurer from 2002 to 2003. From 2000 to 2002, he was Assistant Treasurer of Kaiser Aluminum & Chemicals Corporation. From 1998 to 2000, Mr. St. Wrba served as NL's Assistant Treasurer.


     Kelly D. Luttmer has served as Tax Director of NL since July 2003 and as Tax Director of Kronos since August 2003. Ms. Luttmer has served as Tax Director of Valhi and Contran since 1998. Prior to 1998, Ms. Luttmer served as assistant tax manager of Valhi and Contran. Ms. Luttmer has served in tax accounting positions with various companies related to Valhi and Contran since 1989.

     In addition, Dr. Lawrence A. Wigdor, formerly Kronos' President and Chief Executive Officer since 1990, serves as a consultant to Kronos with ongoing management involvement in the TiO2 operations conducted by Kronos.

Board Committees

     As of the distribution date, Kronos' Board will establish two standing committees: an Audit Committee and a Management Development and Compensation Committee, each of which is composed entirely of individuals who are not employees of Kronos.


     Audit Committee. The principal responsibilities of the Audit Committee are to serve as an independent and objective party to review Kronos' auditing, accounting and financial reporting processes. Kronos' Board of Directors has adopted a written charter for the Audit Committee. Each of the members of the Audit Committee is independent within the meaning of the New York Stock Exchange listing standards. The current members of the Audit Committee are anticipated to be Dr. Turner (Chairman), Mr. Poston and Mr. Moore.



     Management Development and Compensation Committee. The principal responsibilities of the Management Development and Compensation Committee are to review and make recommendations regarding executive compensation policies, periodically to review and approve or make recommendations with respect to matters involving executive compensation, to take action or to review and make recommendations to the Board regarding employee benefit plans or programs, and to serve as a counseling committee to the Chief Executive Officer regarding matters of key personnel selection, organization strategies and such other matters as the Board may from time to time direct. The Management Development and Compensation Committee also is responsible for reviewing and approving stock option and other stock-based compensation awards under Kronos' incentive plan and for reviewing and approving Kronos' target and performance levels under variable compensation awards. The current members of the Management Development and Compensation Committee are anticipated to be Dr. Turner (Chairman) and Mr. Poston.


Compensation of Directors


     Annual fees will be paid to each director who was not an employee of Kronos or a subsidiary of Kronos consisting of an annual retainer of $20,000 for board members and $2,000 for each committee on which a member serves, payable in quarterly installments, and shares of Kronos common stock granted pursuant to the Kronos 2003 Long-Term Incentive Plan (discussed below), the number of shares to be determined based on the closing sale price of Kronos common stock on the date of grant. In addition, each non-employee director will receive an attendance fee of $1,000 for each day during which Board or committee meetings are held (including telephonic meetings) that a director attends. Non-employee directors will also receive a fee of $1,000 per day for each day spent on Kronos business at the request of the Board or the Chairman of the Board, other than the day related to Board or committee meetings. Directors will be reimbursed for reasonable expenses incurred in attending Board of Directors and committee meetings. If any director who is not an officer or employee of Kronos or any subsidiary or affiliate of Kronos dies while in active service, his or her designated beneficiary or estate will be entitled to receive a life insurance benefit equal to the annual retainer then in effect.


Compensation of Executive Officers

     The summary compensation table set forth below provides summary information for the years ended December 31, 2002, 2001 and 2000 regarding annual and long-term compensation awarded to, earned by or paid to Kronos' former Chief Executive Officer and one other Kronos executive officer for services they rendered to Kronos and its subsidiaries (the "named executive officers").

                                           SUMMARY COMPENSATION TABLE(1)

                                                                                            Long-Term
                                                                                         Compensation(2)
                                                       Annual Compensation                    Awards
                                                                                        Shares Underlying
                                                                         Other Annual      Options (#)         All Other
                                    Year     Salary         Bonus        Compensation                        Compensation
   Name and Principal Position                                               (3)

Dr. Ulfert Fiand.................   2002   $   142,179  $    99,501     $        -0-             -0-        $        -0-
Senior Vice President               2001       117,520      182,111              -0-          6,000(4)               -0-
   Manufacturing and Technology     2000       113,977       43,596              -0-          5,000(4)               -0-

Dr. Lawrence A. Wigdor(5)........   2002       750,000      750,000(6)           68(7)           -0-            186,848(8)
Former Chief Executive              2001       750,000    1,350,000(6)        2,729(7)      100,000(4)          351,658(8)
   Officer                          2000       750,000    2,625,000(6)        6,815(7)      100,000(4)          132,038(8)


----------

(1) Certain employees of NL provided services to Kronos during the years ended December 31, 2002, 2001 and 2000, including the services of Robert D. Hardy, Kronos' former chief financial officer, pursuant to a Services Agreement between NL, Kronos and KII dated as of January 1, 1995 and amended as of April 1, 2002 (the "NL ISA"). NL's charges to Kronos under the NL ISA for the services Mr. Hardy provided to Kronos are not specifically identifiable to his services. However, KII paid Mr. Hardy a bonus of $250,000 in 2001 outside of the NL ISA for services Mr. Hardy rendered to KII. See "Certain Relationships and Related Transactions."

(2) No shares of restricted stock were granted to the named executive officers nor payouts made to the named executive officers pursuant to long-term incentive plans during the last three years. Therefore, the columns for such compensation have been omitted.


(3) Other annual compensation for each of the named executive officers represents perquisites to the extent such amounts are required to be reported pursuant to SEC rules.



(4) Represents options to purchase shares of common stock of NL. Upon exercise, NL will bill Kronos the difference between the fair market value of the shares issued upon exercise and the aggregate exercise price for such shares.



(5) Dr. Wigdor resigned as Kronos' Chief Executive Officer in July 2003. Prior to his resignation, Dr. Wigdor was an executive officer of NL and Kronos and devoted all of his business time to Kronos. Accordingly, Kronos paid, accrued or was charged for all of Dr. Wigdor's compensation. Dr. Wigdor currently serves as a consultant to Kronos with ongoing management involvement in the TiO2 operations conducted by Kronos.



(6) Amounts Kronos paid Dr. Wigdor pursuant to NL's variable compensation plan, including in certain instances, discretionary bonus amounts.



(7) Theses amounts represent accruals on Dr. Wigdor's deferred compensation that exceeded 120% of the applicable federal long-term interest rate.



(8) As shown below, all other compensation for 2002, 2001, and 2000 for Dr. Wigdor consisted of (i) matching contributions Kronos made or accrued pursuant to the savings feature of the NL savings plan, (ii) retirement contributions Kronos made or accrued pursuant to the NL savings plan, (iii) life insurance premiums Kronos paid and (iv) amounts Kronos paid under the NL Supplemental Executive Retirement Plan (the "SERP") in 2002 and 2001 and amounts accrued by Kronos in 2000 under the SERP and paid by Kronos in 2001.


                                                             NL Savings
                                              NL Savings        Plan
                                                 Plan        Retirement   Life Insurance     SERP
          Named Executive Officer      Year      Match      Contributions   Premiums       Payments        Total
         ---------------------------  ------ ------------   -------------- ------------  ------------  ---------

         Lawrence A. Wigdor......     2002     $  8,000       $ 16,600      $ 10,248       $ 152,000    $ 186,848
                                      2001        6,800         14,110        10,248         320,500      351,658
                                      2000       10,200         14,110         9,328          98,400      132,038

     In 2001, NL amended the SERP to provide for the distribution of the accrued balance in each SERP participant's account and the payment of future SERP benefits to participants as accrued, thus reducing Kronos' interest costs. In connection with the amendment, in 2001 Kronos paid $1,761,661 to Dr. Wigdor, which represented the accrued vested balance in his SERP account with interest. These accrued amounts were previously reported as compensation in the years accrued.

Stock Option Exercises and Holdings

     The following table provides information with respect to the named executive officers concerning the exercise of options during 2002 and the value of unexercised options held as of December 31, 2002. The options described in the following table are options to purchase shares of common stock of NL pursuant to NL's 1998 Long-Term Incentive Plan. No stock options or stock appreciation rights were granted to the named executive officers during 2002.

                                   AGGREGATE STOCK OPTION EXERCISES IN 2002 AND
                                        DECEMBER 31, 2002 OPTION VALUES (1)


                               Shares                           Number of Shares
                              Acquired                              Underlying               Value of Unexercised
                                 on                           Unexercised Options at         In-the-Money Options
                              Exercise         Value            December 31, 2002 (#)       at December 31, 2002 (2)
            Name                  (#)        Realized       Exercisable   Unexercisable   Exercisable   Unexercisable
---------------------------  ----------- ---------------- ----------------------------- ------------- ---------------

Dr. Ulfert Fiand...........       -0-        $    -0-          3,000         11,000       $ 10,979     $   19,287

Dr. Lawrence A. Wigdor.....     4,547          27,846 (1)     96,000        217,600         14,040        288,207

----------

(1) In November 2002, NL entered into agreements with Dr. Wigdor and Robert D. Hardy, Kronos' former chief financial officer, among others, whereby they each exercised certain options to purchase NL common stock and thereafter NL purchased certain of the shares acquired upon exercise, as well as certain options to purchase NL common stock from each of them. For Dr. Wigdor, the shares he acquired upon exercise and the value he realized upon such exercise are reflected in the table above. For Mr. Hardy, he acquired 23,425 shares of NL common stock upon exercise and realized $127,458 upon such exercise. Dr. Wigdor and Mr. Hardy tendered 3,000 shares and 16,344 shares, respectively, of their own shares of NL common stock, which each had held for at least six months, to pay a portion of the stock option exercise price and to pay applicable withholding taxes, as permitted under NL's incentive plans. These shares were valued at the market price of NL common stock on the date of exercise. In addition, NL purchased options to purchase 155,835 shares of NL common stock and 25,575 shares of NL common stock from Dr. Wigdor and Mr. Hardy, respectively. In the same transactions, NL also purchased 1,547 shares of NL common stock from Dr. Wigdor and 7,081 shares of NL common stock from Mr. Hardy. These options were sold at a price equal to the market price of NL common stock on the date of sale, less the exercise price of the options, and the shares were sold at the market price of NL common stock on the date of sale. In connection with the NL purchase of the options and shares, NL paid $655,288 to Dr. Wigdor and $216,936 to Mr. Hardy. NL charged Kronos $580,902 for all of the foregoing transactions related to Dr. Wigdor but did not charge Kronos anything for the foregoing transactions related to Mr. Hardy.


(2) The value is based on the difference between the exercise price of the individual stock options and the $17.00 per share closing sales price of NL common stock on December 31, 2002. At December 31, 2002, Mr. Hardy held exercisable stock options to purchase 24,000 shares of NL common stock and unexercisable stock options to purchase 86,000 shares of common stock. Based on the difference between the exercise price of the individual stock options and the $17.00 per share closing sales price of NL common stock on December 31, 2002, the value of Mr. Hardy's exercisable and unexercisable stock options to purchase NL common stock was nil and $97,724, respectively.


Pension Plans


     The Retirement Program of NL Industries, Inc. for its U.S. employees (the "Pension Plan") provides lifetime retirement benefits to eligible employees. In 1996, NL approved the suspension of all future accruals under the salaried component of the Pension Plan. No amounts were paid or distributed to any of such persons in 2002. The estimated accrued annual benefits payable under the Pension Plan upon retirement at normal retirement age for Dr. Wigdor and Mr. Hardy are $29,439 and $12,348, respectively.


     Dr. Fiand is eligible to receive his pension through Kronos Germany through the Bayer Pensionskasse and the Supplemental Pension Promise. All of KII's employees in Germany (including wage earners) who have contributed for five years and are less than 55 years of age are covered by the Bayer Pensionskasse. Each employee contributes 2% of eligible earnings excluding bonus, up to the social security contribution ceiling (currently (euro)54,000) and the Bayer Pensionskasse provides a benefit of 44% of such employee's accumulated contributions (with a minimum benefit of approximately (euro)13 per month). All of KII's employees in Germany who have completed 10 years of service are also covered by the Supplemental Pension Promise. Kronos Germany accrues 11.25% of participants' eligible annual earnings excluding bonus in excess of the social security contribution ceiling, up to a maximum of (euro)98,500. The Supplemental Pension Promise provides an annual retirement benefit of 20% of all accruals made by Kronos Germany. Benefits for both plans are payable upon retirement and the attainment of ages specified in the plans. No amounts were paid or distributed under these plans to Dr. Fiand in 2002. The estimated accrued annual benefits payable upon normal retirement at normal retirement age for Dr. Fiand is (euro)24,425.


Kronos 2003 Long-Term Incentive Plan



     Prior to the distribution, Kronos' Board of Directors and sole stockholder are each expected to approve the Kronos 2003 Long-Term Incentive Plan. The purpose of the Kronos 2003 Long-Term Incentive Plan is to advance the interests of Kronos and its stockholders by providing incentives to persons who contribute significantly to the strategic and long-term performance objectives and growth of Kronos. The plan will provide for awards or grants of shares of Kronos common stock, incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance grants and other awards at the discretion of the Management Development and Compensation Committee. Key individuals employed by, or performing services for Kronos or its parents or subsidiaries will be eligible to receive such awards, including individuals who may be non-employee directors or other persons who are not employed by Kronos or its parents or subsidiaries. The plan will provide for a maximum of 150,000 shares of Kronos common stock for awards, subject to certain adjustments. The underlying shares of Kronos common stock issuable under the plan in any single fiscal year under awards to an individual may not exceed 50,000 shares. The plan generally will terminate on the tenth anniversary of its adoption unless Kronos' Board of Directors extends it for up to an additional five years for the grant of awards other than incentive stock options. Kronos has not granted any awards under the plan and has no other equity compensation plans.


Compensatory Arrangements

     Summarized below are certain benefit arrangements, other than arrangements applicable to all employees generally, that have been established for the benefit of Kronos' named executive officers following the distribution.



     Concurrently with his resignation as Chief Executive Officer of Kronos in July 2003, Dr. Wigdor entered into a consultancy arrangement with Kronos pursuant to which Dr. Wigdor will provide ongoing management involvement in Kronos' TiO2 operations. Dr. Wigdor received $461,000 on August 1, 2003 and will receive a monthly payment of $84,000 beginning on August 1, 2003. If Kronos achieves 2003 segment profit (as Kronos defines that term internally) of $130 million, Kronos will pay Dr. Wigdor an additional $461,000 on February 1, 2004. Beginning in 2004, Dr. Wigdor will receive annual discretionary bonuses that are no less than the average bonus paid to the three executives of NL and Kronos combined receiving the highest paid bonuses for 2004 and 2005, respectively, excluding the Chief Executive Officer of NL. If Kronos terminates the consultancy arrangement prior to September 30, 2005, Dr. Wigdor will receive eight months compensation, medical and dental coverage through September 30, 2005 and, if terminated in 2004 or after, a pro-rata portion of his discretionary bonus for the year in which the termination occurs. The arrangement provides Dr. Wigdor various other benefits, such as an office and secretarial support at Kronos' New Jersey office.



Compensation Committee Interlocks and Insider Participation

     No member of Kronos' compensation committee is a current or former officer or employee of Kronos or its subsidiaries or has had a relationship requiring disclosure by Kronos under applicable federal securities regulations. No executive officer of Kronos served as a director or member of the compensation committee of any entity that has one or more executive officers serving as a member of Kronos' Board of Directors or compensation committee.

                             PRINCIPAL STOCKHOLDERS

Ownership of NL and Kronos Common Stock



     The following table sets forth the number of shares of NL common stock and Kronos common stock that is beneficially owned, as defined by the regulations of the SEC, as of November 17, 2003 and the approximate number and percentage of shares of Kronos common stock that will be beneficially owned immediately following the distribution date, based on the number of outstanding shares of Kronos common stock as of November 17, 2003 and a distribution of one share of Kronos common stock for every two shares of NL common stock as of the record date, by each of Kronos' directors, the named executive officers, all Kronos current executive officers and directors as a group and each other person known to Kronos who will beneficially own 5% or more of Kronos common stock after the distribution. Kronos expects to have an estimated 48.9 million shares of Kronos common stock outstanding immediately after the completion of the distribution.





                                                                                                           Percentage
                                                                Number of Shares                            of Kronos
                                                                    of Kronos                                Common
                                         Number of Shares         Common Stock      Number of Shares          Stock
                                           of NL Common             Owned on        of Kronos Common          Owned
                                          Stock Owned on      November 17, 2003     Stock Owned After       After the
                                        November 17, 2003(1)         (1)          the Distribution (1)   Distribution
                                         ------------------    -----------------  ---------------------  --------------



Harold C. Simmons ......................
  NL Industries, Inc....................           -0-             48,943,049  (2)    25,091,457  (3)        51.3%
  Valhi, Inc............................  30,135,390    (3)               -0-         15,067,695  (3)        30.8%
  Tremont LLC...........................  10,215,541    (3)               -0-          5,107,770  (3)        10.4%
  Other ................................      83,475    (3)(4)            -0-             37,737  (3)(5)       *
                                          ----------               ----------         ----------             ----
                                          40,434,406    (3)(4)     48,943,049         45,304,659  (3)(5)     92.6%

C. H. Moore, Jr.........................           -0-                    -0-                -0-              -0-
George E. Poston........................         2,000                    -0-              1,000  (3)          *
Glenn R. Simmons........................        12,000  (3)(4)            -0-              2,000  (3)          *

Dr. R. Gerald Turner....................         1,000                    -0-                500  (3)          *
Steven L. Watson........................        11,000  (3)(7)            -0-              3,500  (3)          *
Dr. Lawrence A. Wigdor..................       196,800  (3)(8)            -0-              1,500  (3)          *
Dr. Ulfert Fiand........................         7,400  (9)               -0-                -0-              -0-
All current executive officers and
    directors of Kronos as a group (11    ------------
    persons)............................    40,664,606  (3)(4)            -0-         45,313,159  (3)(5)     92.6%
                                                        (6)(7)(8)(9)
                                                        (10)




*    Less than 1%.

(1)  All beneficial ownership is sole and direct unless otherwise noted.

(2)  Prior to the distribution, Kronos is a wholly-owned subsidiary of NL.

(3) Valhi and Tremont are the direct holders of approximately 63.2% and 21.4%, respectively, of the outstanding common stock of NL. Valhi is the direct holder of 100% of the membership interests of Tremont. Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), Contran, the Harold Simmons Foundation, Inc. (the "Foundation"), the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and The Combined Master Retirement Trust (the "CMRT") are the direct holders of approximately 77.6%, 9.1%, 3.0%, 1.3%, 0.4% and 0.1%, respectively, of the outstanding shares of Valhi common stock. National, NOA, Inc. ("NOA") and Dixie Holding Company ("Dixie Holding") are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National. Contran and Southwest Louisiana Land Company, Inc. ("Southwest") are the direct holders of approximately 48.9% and 51.1%, respectively, of the outstanding common stock of NOA. Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% of the outstanding common stock of Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and approximately 88.9% of the outstanding common stock of Southwest. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold
     C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Harold C. Simmons is the Chairman of the Board and Chief Executive Officer of NL, the Chairman of the Board of each of Tremont, Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran and, as of the distribution date, is anticipated to be the Chairman of the Board and Chief Executive Officer of Kronos. The Foundation directly holds approximately 1.3% of the outstanding shares of Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold C. Simmons is the Chairman of the Board of the Foundation and may be deemed to control the Foundation. The CDCT No. 2 directly holds approximately 0.4% of the outstanding shares of Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owes to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran (i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares. The CMRT directly holds approximately 0.1% of the outstanding shares of Valhi common stock. Valhi established the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Valhi's board of directors selects the trustee and members of the trust investment committee for the CMRT. Harold C. Simmons, Glenn R. Simmons, Steven L. Watson, Lawrence A. Wigdor and certain other executive officers of Kronos are participants in one or more of the employee benefit plans that invest through the CMRT. Each of such persons disclaims beneficial ownership of the shares of Valhi common stock held by the CMRT, except to the extent of his individual vested beneficial interest, if any, in the assets held by the CMRT. By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above,
     (a) Harold C. Simmons may be deemed to control such entities and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares directly held by certain of such other entities. However, Mr. Simmons disclaims such beneficial ownership of the shares beneficially owned directly or indirectly by any of such entities, except to the extent of his vested beneficial interest, if any, in shares held by the CMRT and his interest as a beneficiary of the CDCT No. 2. Mr. Harold Simmons and all other directors and executive officers of Valhi or NL disclaim beneficial ownership of all shares of NL common stock or Kronos common stock that NL, Valhi or Tremont may directly hold, as applicable. Valmont Insurance Company ("Valmont"), NL and a subsidiary of NL directly own 1,000,000, 3,522,967 and 1,186,200 shares of Valhi common stock, respectively. Valhi is the direct holder of 100% of the outstanding common stock of Valmont. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont, NL, and the subsidiary of NL own as treasury stock for voting purposes. For the purposes of the percentage calculations herein, such shares are not deemed outstanding. The business address of NL, Valhi, Tremont, VGI, National, NOA, Dixie Holding, the CMRT, the Foundation and Contran is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697. The business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The business address of Southwest is 402 Canal Street, Houma, Louisiana 70360.



(4) The shares of NL common stock shown as beneficially owned by Harold C. Simmons include 69,475 shares held by Harold C. Simmons' wife with respect to which beneficial ownership is disclaimed by Mr. Simmons and 8,000 shares which Mr. Simmons has the right to acquire by exercise of options within 60 days of November 17, 2003 under the 1998 Incentive Plan.


(5) The shares of Kronos common stock shown as beneficially owned by Harold C. Simmons include 34,737 shares held by Harold C. Simmons' wife with respect to which beneficial ownership is disclaimed by Mr. Simmons.


(6) The shares of NL common stock shown as beneficially owned include 8,000 shares that Glenn R. Simmons has the right to acquire by exercise of options within 60 days of November 17, 2003 under NL's 1998 Long-Term Incentive Plan (the "1998 Incentive Plan").

(7) The shares of NL common stock shown as beneficially owned include 4,000 shares that Mr. Watson has the right to acquire by exercise of options within 60 days of November 17, 2003 under the 1998 Incentive Plan and NL's 1989 Incentive Plan (collectively, the "Incentive Plans").

(8) The shares of NL common stock shown as beneficially owned include 193,800 shares that Dr. Wigdor has the right to acquire by exercise of options within 60 days of November 17, 2003 under the Incentive Plans.

(9) The shares of NL common stock shown as beneficially comprise 7,400 shares of NL common stock that Dr. Fiand has the right to acquire by exercise of options within 60 days of November 17, 2003.

(10) The shares of NL common stock shown as beneficially owned include 221,200 shares of NL common stock that all current executive officers and directors of Kronos as a group (11 persons) have the right to acquire by exercise of options within 60 days of November 17, 2003.



Ownership of Valhi Common Stock



     The following table and accompanying notes set forth as of November 17, 2003 the beneficial ownership, as defined above, of Valhi common stock held by each director of Kronos, each named executive officer and all current executive officers and directors of Kronos as a group. See note (3) to the ownership of NL and Kronos common stock table above for information concerning individuals and entities who may be deemed to indirectly beneficially own those shares of NL common stock directly held by Valhi or Tremont.




                                                                   Valhi Common Stock
                                                    -------------------------------------------------
                                                         Amount and Nature of
Name                                                    Beneficial Ownership(1)   Percent of Class(2)
-------------------------------------------------   ---------------------------- ---------------------
C. H. Moore, Jr............................                       -0-                       -0-
George E. Poston...........................                       -0-                       -0-
Glenn R. Simmons...........................                   113,247  (3)(4)                *
Harold C. Simmons..........................                     3,383  (3)                   *

Dr. R. Gerald Turner.......................                       -0-                       -0-
Steven L. Watson...........................                   157,246  (3)(4)                *
Dr. Lawrence A. Wigdor.....................                       -0-                       -0-
Dr. Ulfert Fiand...........................                       -0-                       -0-
All current executive officers and directors
    of Kronos as a group (11 persons)......                   360,442  (3)(4)                *


-----------

*    Less than 1%.

(1)  All beneficial ownership is sole and direct unless otherwise noted.

(2) For purposes of calculating the percent of class owned, 3,522,967 shares of Valhi common stock held by NL, 1,186,200 shares of Valhi common stock held by a subsidiary of NL and 1,000,000 shares of Valhi common stock held by Valmont are excluded from the amount of Valhi common stock outstanding.
     Kronos understands that, pursuant to Delaware law, Valhi treats these excluded shares as treasury stock for voting purposes.


(3) Excludes certain shares that may be deemed to be indirectly beneficially owned by such individual as to which he disclaims beneficial ownership. See note (3) to the ownership of NL and Kronos common stock table above.



(4) Includes shares that such person or group could acquire upon the exercise of stock options within 60 days of November 17, 2003. During such 60-day period, options for 100,000 shares of Valhi common stock are exercisable by Glenn R. Simmons, options for 140,000 shares of Valhi common stock are exercisable by Steven L. Watson and options for 85,400 shares of Valhi common stock are exercisable by all other Kronos executive officers as a group. In each case, only the shares exercisable by the particular option holder during such 60-day period are deemed outstanding for purposes of calculating the percent of class owned by such holder. For Mr. Glenn Simmons, of the shares reported that he beneficially owns, 800 shares are held by his wife in her retirement account, with respect to which he disclaims beneficial ownership.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Prior to the distribution, Kronos is a wholly-owned subsidiary of NL. At November 10, 2003, Valhi and Tremont held a total of approximately 85% of NL's outstanding common stock. At November 10, 2003, Contran, directly or through its subsidiaries, held approximately 90% of Valhi's outstanding common stock.
Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is the sole trustee. Mr. Simmons is the Chairman of the Board of each of Contran, Valhi and Tremont and the Chairman of the Board and Chief Executive Officer of NL, and may be deemed to control each such company and Kronos. Following the distribution date, Mr. Simmons is anticipated to be the Chairman of the Board and Chief Executive Officer of Kronos, and will still be deemed to control Kronos. See "Principal Stockholders." For a discussion of potential conflicts of interest that may arise in connection with Kronos' ownership structure, see "Risk Factors--NL and its affiliates may have conflicts of interest with Kronos, and these conflicts could adversely affect Kronos' business."


     Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly held minority equity interest in another related party. While no transactions of the type described above are planned or proposed with respect to Kronos other than as set forth in this information statement, Kronos continuously considers, reviews and evaluates, and understands that Contran, Valhi, Tremont and NL and related entities consider, review and evaluate, such transactions. Depending upon the business, tax and other objectives then relevant, and restrictions under the indentures and other agreements, it is possible that Kronos might be a party to one or more such transactions in the future.

     Kronos' policy is to engage in transactions with related parties on terms, in Kronos' opinion, no less favorable to Kronos than could be obtained from unrelated parties.



     After the distribution, it is anticipated that a majority of NL's Board of Directors will also serve on Kronos' Board of Directors. NL is currently in compliance with, and as of the distribution date Kronos will comply with, all New York Stock Exchagne rules regarding interlocking directorates and independence of directors. Certain executive officers of NL also serve as executive officers of Kronos. Such relationships may lead to possible conflicts of interest. These possible conflicts of interest may arise from the duties of loyalty owed by persons acting as corporate fiduciaries to two or more companies under circumstances in which such companies may have adverse interests. No specific procedures are in place that govern the treatment of transactions among Kronos and related entities, although such entities may implement specific procedures as appropriate for particular transactions. In addition, under applicable principles of law, in the absence of stockholder ratification or approval by directors who may be deemed disinterested, transactions involving contracts among companies under common control must be fair to all companies involved. Furthermore, directors of companies owe fiduciary duties of good faith and fair dealing to all stockholders of the companies for which they serve.




     Kronos is a party to intercorporate services agreements ("ISAs") with various related parties discussed below. Under the ISAs, employees of one company will provide certain management, tax planning, financial and administrative services to the other company on a fee basis. Such charges are based upon estimates of the time devoted by employees (or in certain instances, groups of employees) of the provider of the services to the affairs of the recipient, and the compensation of such persons.


     Under the NL ISA, NL provided certain management, financial and administrative services to Kronos and its subsidiaries on a fee basis.
Intercorporate services fee expense related to the NL ISA was $5.0 million in 2000, $3.5 million in 2001 and $3.7 million in 2002, and $1.9 million in the first six months of 2003. Under the NL ISA and included in the total fee NL charged Kronos in 2000 and 2001, Kronos paid fees of approximately $1.7 million and $1.4 million for tax and controller services, respectively, which included the amount Kronos paid NL for the services of Robert D. Hardy as tax director and controller of Kronos. Under the NL ISA and included in the total fee NL charged Kronos in 2002 and the first six months of 2003, Kronos paid fees of approximately $1.4 million and $.7 million for chief financial, tax and treasury services, respectively, which included the amount Kronos paid NL for the services of Robert D. Hardy as chief financial officer of Kronos. NL's charges to Kronos under the NL ISA for the services Mr. Hardy provided to Kronos are not specifically identifiable to his services. However, KII paid Mr. Hardy a bonus of $250,000 in 2001 outside of the NL ISA for services Mr. Hardy rendered to KII.



     From time to time, Kronos loans funds to related parties. See Notes 11 and 13 to Kronos' audited consolidated financial statements included in this information statement. These loans permit Kronos to earn a higher rate of return on cash not needed at the time for use in its operations than it could otherwise earn. While such loans are of a lesser credit quality than cash equivalent instruments otherwise available to Kronos, Kronos believes that it has evaluated the credit risks involved, and that those risks are reasonable and reflected in the terms of the loans. Interest income from affiliates related to such loans was $20.3 million in 2000, $33.4 million in 2001 and $20.8 million in 2002, and $.7 million in the first six months of 2003.



     Interest expense on loans from affiliates was $29.0 million in 2000, $23.0 million in 2001 and $12.3 million in 2002, and $.7 million in the first six months of 2003. See Note 11 to Kronos' audited consolidated financial statements included in this information statement. See also "Relationships Among NL, Kronos and Their Affiliates--Outstanding Debt to NL."



     Tall Pines Insurance Company ("Tall Pines"), Valmont Insurance Company ("Valmont") and EWI provide for or broker certain of Kronos' and LPC's and its affiliates' insurance policies. A son-in-law of Harold C. Simmons is the Chairman of the Board of EWI. Kronos purchased EWI from certain affiliates of Contran in January 2002, and Kronos distributed EWI to NL as a dividend in June 2003. See Notes 1 and 17 to Kronos' audited consolidated financial statements included in this information statement. Consistent with insurance industry practices, Tall Pines, Valmont and EWI receive commissions from the insurance and reinsurance underwriters for the policies that they provide or broker. Kronos and LPC paid approximately $5.6 million in 2000, $9.7 million in 2001 and $10.1 million in 2002, and $1.1 million in the first six months of 2003, for policies provided or brokered by Tall Pines, Valmont and EWI. The premiums paid by affiliates (other than Kronos and LPC) for policies provided or brokered by EWI was approximately $7.6 million in 2002, and $1.8 million in the first six months of 2003. These amounts principally included payments for reinsurance and insurance premiums paid to unrelated third parties, but also included commissions paid to Tall Pines, Valmont and EWI. In Kronos' opinion, the amounts that Kronos paid for these insurance policies and the allocation among Kronos and its affiliates of relative insurance premiums are reasonable and similar to those they could have obtained through unrelated insurance companies and/or brokers. Kronos expects that these relationships with Tall Pines, Valmont and EWI will continue through 2003.


     During 2000, NL and an officer of both Kronos and NL entered into an agreement whereby stock options held by the officer to purchase an aggregate of 100,000 shares of NL's common stock were exercised. On a net basis, NL made aggregate cash payments to the officer of approximately $1.3 million and NL charged Kronos an equivalent amount for stock compensation expense.

     During 2002, NL and an officer of both Kronos and NL entered into an agreement whereby stock options held by the officer to purchase an aggregate of 160,400 shares of NL's common stock were exercised or canceled for value. On a net basis, NL made aggregate cash payments to the officer of approximately $.7 million, and NL charged Kronos an equivalent amount for stock compensation expense.


     Purchases of TiO2 from LPC were $92.5 million in 2000, $93.4 million in 2001 and $92.4 million in 2002, and $53.6 million in the first six months of 2003. See Notes 7 and 17 to Kronos' audited consolidated financial statements included in this information statement.



     Kronos is a member of NL's consolidated U.S. federal income tax group. Kronos is currently a party to a U.S. federal tax sharing agreement with NL. Effective January 1, 2001, NL and its qualifying subsidiaries, including Kronos and its qualifying subsidiaries were included in the consolidated U.S. federal tax return of Contran. As such, Kronos is a party to a tax sharing agreement that provides that Kronos will compute its provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the tax sharing agreement, Kronos makes payments to or receives payments from NL in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of the NL's consolidated tax group but instead was a separate taxpayer. Pursuant to its tax sharing agreement with NL, Kronos made payments to NL of $11.2 million in 2000, $7.7 million in 2001 and $5.3 million in 2002 and no payment was made in the first six months of 2003.

                          DESCRIPTION OF CAPITAL STOCK


     Kronos' authorized capital stock consists of 60 million shares of common stock, par value $.01 per share, and 100,000 shares of preferred stock, par value $.01 per share. Currently, approximately 48.9 million shares of Kronos' common stock are outstanding. On the distribution date and following the distribution of approximately 23.85 million shares of Kronos common stock held by NL to its shareholders, Kronos will have approximately 6,000 holders of record. No shares of Kronos' preferred stock are currently outstanding.



     The following description of Kronos' capital stock is intended as a summary and is qualified in its entirety by reference to the First Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") filed as exhibits to the registration statement on Form 10, of which this information statement forms a part, and to Delaware corporate law.


Common Stock

         Voting Rights

     The holders of Kronos common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Kronos common stock are not entitled to cumulate their votes in the election of directors. Generally, at a meeting at which a quorum is present, all matters on which stockholders vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any outstanding preferred stock, amendments to the Certificate of Incorporation must be approved by holders of a majority of all outstanding shares of common stock.

         Dividends

     Holders of common  stock will share  ratably in any  dividend  declared  by
Kronos'  Board  of  Directors,   subject  to  any  preferential  rights  of  any
outstanding preferred stock.

         Other Rights

     In the event of any merger or consolidation of Kronos with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

     If Kronos is liquidated, dissolved or wound up after payment to creditors, Kronos will pay the full amounts required to be paid to holders of shares of any outstanding preferred stock before Kronos makes any payments to holders of shares of Kronos common stock. All holders of shares of Kronos common stock are entitled to share ratably in any assets available for distribution to these holders, after all of Kronos' other creditors and preferred stockholders have been satisfied.

     No shares of Kronos common stock may be redeemed. Holders of shares of Kronos common stock do not have any preemptive rights to purchase additional shares of Kronos common stock.

Preferred Stock


     Kronos may issue up to 100,000 shares of preferred stock in one or more classes or series and with the terms of each class or series stated in Kronos' Board of Director's resolutions providing for the designation and issue of that class or series. The Certificate of Incorporation authorizes Kronos' Board of Directors to determine the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions pertaining to each class or series of preferred stock that Kronos issues.

     Kronos believes that the ability of its Board of Directors to issue one or more series of preferred stock will provide Kronos with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Kronos preferred stock, as well as authorized shares of Kronos common stock, will be available for issuance without further action by Kronos' stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which Kronos' securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If Kronos stockholder approval is not required for the issuance of shares of preferred or common stock, Kronos' Board of Directors may determine not to seek stockholder approval.

Provisions That May Have an Anti-Takeover Effect

     Some provisions of the Certificate of Incorporation and the Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that some, or a majority, of Kronos' stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

         Board of Directors

     The Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors of Kronos consisting of one or more members shall be fixed from time to time by resolution adopted by the affirmative vote of a majority of the Board of Directors or pursuant to the action of the stockholders. In addition, the Certificate of Incorporation and the Bylaws provide that newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification or removal may be filled only by a majority vote of the directors then in office.

         Amendments to the Certificate of Incorporation and Bylaws

     The Certificate of Incorporation generally provides that the Bylaws and certain provisions of the Certificate of Incorporation may be altered, amended or repealed by the affirmative vote of the holders of at least the majority of Kronos' securities entitled to vote in the election of directors. The Bylaws may be altered, amended or repealed by a majority vote of Kronos' Board of Directors or its stockholders.

         Preferred Stock

     Kronos' Board of Directors could issue a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a change in control of Kronos. Kronos' Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of Kronos and its stockholders. Kronos' Board of Directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of Kronos' Board of Directors, including a tender offer or other transaction that some, or a majority, of Kronos' stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of such stock.

     Advance Notice Provisions for Stockholder Proposals or Director Nominations

     For stockholder proposals or director nominations to be brought before an annual meeting of stockholders, the Bylaws require that the proposal or nomination must be delivered or mailed to the principal executive offices of Kronos no later than 45 days prior to the earlier of the date (as if in the current year) on which notice of the date of the last annual meeting was mailed or public disclosure of the date the meeting was made. If Kronos did not mail or publicly disclose the date of the last annual meeting or Kronos has moved the date of the annual meeting by 30 days from the date of the last annual meeting

(as if in the current year), the stockholder proposal or nomination must be delivered or mailed to the principal executive offices of Kronos no later than 90 days prior to the meeting. With respect to an election of directors to be held at a special meeting of stockholders, stockholder director nominations must be delivered or mailed to the principal executive offices of Kronos no later than the tenth day following the date on which notice of such meeting is first given to stockholders.

Liability and Indemnification of Directors and Officers

     Delaware General  Corporation Law, the Certificate of Incorporation and the
Bylaws  contain   provisions   relating  to  the  limitation  of  liability  and
indemnification of Kronos' directors and officers.


     The Certificate of Incorporation provides that Kronos' directors are not personally liable to Kronos or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for such liability as is expressly not subject to limitation under Delaware corporate law, as the same exists or may be amended to further limit or eliminate such liability. Existing Delaware law permits the elimination or limitation of directors' personal liability to Kronos or its stockholders for monetary damages for breach of their fiduciary duties as directors, except liability for:


     o any breach of a director's duty of loyalty to Kronos or its stockholders;

     o    acts  or  omissions  not  in  good  faith  or  involving   intentional
          misconduct or a knowing violation of law;

     o any transaction from which a director derived improper personal benefit;

     o    the unlawful payment of dividends; and

     o    unlawful stock repurchases or redemptions.

     Because of these exculpation provisions, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or that otherwise violate their fiduciary duties as directors, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to stockholders, stockholders may not have an effective remedy against a director in connection with the director's conduct.

     The Certificate of Incorporation provides as follows:

     o Kronos must, to the fullest extent permitted by law, indemnify any and all of its officers and directors;


     o Kronos may, to the fullest extent permitted by law or to such lesser extent as is determined in the discretion of the Board of Directors, indemnify all other persons; and


     o Kronos may advance expenses to all persons to whom it has the power to indemnify.

     The Bylaws provide as follows:

     o Kronos must indemnify its directors and officers to the fullest extent permitted under Delaware law;

     o Kronos must advance reasonable expenses (including attorneys' fees) of a director or officer for an indemnifiable claim upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to by indemnified by Kronos as authorized in the Bylaws;

     o if Kronos receives a claim for indemnification of expenses of an indemnifiable claim and does not pay the claim within 30 days of its receipt, the claimant may bring suit to recover the unpaid amount and, if successful in whole or in part, the claimant will also be entitled to be paid the expenses of prosecuting such claim; and

     o Kronos may grant rights of indemnification and advancement of expenses to any person who is not at the time a current director or officer of Kronos.

     Additionally, Kronos will seek to obtain directors and officers liability insurance prior to the distribution.


Stockholder Approval of Certain Business Combinations



     In its original certificate of incorporation and in the amended and restated Certificate of Incorporation, Kronos has expressly elected not to be governed by Section 203 of the Delaware General Corporation Law. Section 203 prohibits a Delaware corporation from engaging in certain business combinations with an "interested stockholder" for three years following the date that such person becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns 15% or more of a corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. Because Kronos has elected not to be governed by Section 203, Section 203 will not apply to Kronos.


Transfer Agent

     The transfer agent and registrar for Kronos common stock is EquiServe Trust Co., N.A. The contact information for the transfer agent and registrar is:


         EquiServe Trust Co., N.A.
         150 Royall Street
         Canton, Massachusetts  02021


                       WHERE YOU CAN FIND MORE INFORMATION


     This information statement is part of a Form 10 registration statement that Kronos filed with the SEC relating to the shares of Kronos common stock to be distributed to NL shareholders. As allowed by SEC rules, this information statement does not contain all of the information that you can find in the Form 10 or the exhibits to the Form 10. You can get a copy of the Form 10 (SEC File No. 001-31763):


     o at the Public Reference Room of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; and

     o from the Internet site that the SEC maintains at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

     You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.


     After the distribution, Kronos will be required to comply with the reporting requirements of the Exchange Act and to file with the SEC reports, proxy statements and other information as required by the Exchange Act. Additionally, Kronos will be required to provide annual reports containing audited financial statements to its stockholders in connection with its annual meetings of stockholders. After the distribution, these reports, proxy statements and other information will be available to be inspected and copied at the public reference facilities of the SEC or obtained by mail or over the Internet from the SEC, as described above. Kronos expects to receive approval, subject to official notice of issuance, to have its common stock listed on the New York Stock Exchange under the symbol "KRO." When Kronos common stock commences trading on the New York Stock Exchange, such reports, proxy statements and other information will be available for inspection at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.


                                      * * *

     This information statement is being provided to you solely to furnish information to shareholders of NL who will receive shares of Kronos common stock in the distribution. It is not, and is not intended to be construed as, an inducement or encouragement to buy or sell any of Kronos or NL securities. We believe that the information contained in this information statement is accurate as of the date set forth on the cover, and neither the mailing of this
information   statement   nor  the  delivery  of  Kronos  common  stock  in  the
distribution will create any implication to the contrary. Changes may occur after that date, and we will not update the information contained herein except in the normal course of public disclosure obligations and practices.

     Neither NL nor Kronos has authorized anyone to give you any information or to make any representation about the distribution or the companies that differs from or adds to the information contained in this information statement or in the documents NL has publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

                             KRONOS WORLDWIDE, INC.
                          INDEX OF FINANCIAL STATEMENTS

                                                                         Pages
Kronos Worldwide, Inc. Unaudited Pro Forma Condensed Consolidated
Financial Statements:
------------------------------------------------------------------------------

Summary................................................................    FA-1
Unaudited Pro Forma Condensed Consolidated Statements of Income--
   Year ended December 31, 2002 and
   Six Months Ended June 30, 2003.................................    FA-2/FA-3
Notes to Unaudited Pro Forma Condensed Consolidated
   Statements of Income...........................................    FA-4/FA-5

Kronos Worldwide, Inc. Consolidated Financial Statements:
Report of Independent Auditors.........................................    FB-2
Consolidated Balance Sheets-- December 31, 2001 and 2002;
    June 30, 2003 (unaudited); Pro Forma
   June 30, 2003 (unaudited)...........................................    FB-3
Consolidated Statements of Income-- Years ended
    December 31, 2000, 2001 and 2002; Six months ended.................    FB-5
    June 30, 2002 (unaudited) and 2003 (unaudited)
Consolidated Statements of Comprehensive Income-- Years
    ended December 31, 2000, 2001 and 2002;..........................      FB-6
   Six months ended June 30, 2002 (unaudited) and 2003 (unaudited)
Consolidated Statement of Stockholder's Equity-- Years
    ended December 31, 2000, 2001 and 2002; Six ........................   FB-7
   months ended June 30, 2003 (unaudited)
Consolidated Statements of Cash Flows-- Years ended
   December 31, 2000, 2001 and 2002; Six months ........................   FB-8
   ended June 30, 2002 (unaudited) and 2003 (unaudited)

Notes to Consolidated Financial Statements......................    FB-11/FB-40



     KRONOS UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The Unaudited Pro Forma Condensed Consolidated Statements of Income for the year ended December 31, 2002 and the six months ended June 30, 2003 gives effect to Kronos' distribution of the Term Note and other transactions involving Kronos' capital structure and indebtedness, as if such transactions had occurred on January 1, 2002. You should read this information in conjunction with the:


     o accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements; and


     o audited consolidated financial statements of Kronos for the year ended December 31, 2002, the unaudited consolidated financial statements of Kronos for the six months ended June 30, 2003 and the unaudited pro forma consolidated balance sheet of Kronos as of June 30, 2003, each of which are included elsewhere in this information statement.


     The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and to aid you in your analysis of the financial aspects of the distribution. The unaudited pro forma condensed consolidated financial statements have been derived from Kronos' historical consolidated financial statements. The pro forma adjustments, as described in the notes that follow, are based upon available information and upon certain assumptions that Kronos believes to be reasonable and factually supportable. The pro forma condensed consolidated financial statements are not necessarily indicative of what Kronos' results of operations actually would have been had we completed these transactions at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial statements do not purport to project the future operating results of Kronos following the distribution.



     An unaudited pro forma condensed consolidated balance sheet is not presented in these unaudited pro forma condensed consolidated financial statements. Instead, an unaudited pro forma condensed consolidated balance sheet is presented on pages FB-2 and FB-3 of this information statement.

            See accompanying notes to Unaudited Pro Forma Condensed
                        Consolidated Financial Statements


                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                          Year ended December 31, 2002
                     (In millions, except per share amounts)


                                                                Pro forma adjustment
                                                            ---------------------------
                                              Kronos           2002                              Kronos
                                            historical     Transactions       Term Note         pro forma
                                            ----------     ------------      -----------      -----------

Revenues and other income:
   Net sales                                $   875.2       $     -          $     -          $   875.2
   Interest income                               20.7           (20.6)             -                 .1
   Other, net                                     7.8                              -                7.8
                                            ---------       ---------        ----------       ---------
                                                903.7           (20.6)             -              883.1
                                            ---------       ---------        ----------       ---------

Costs and expenses:
   Costs of goods sold                          671.8             -                -              671.8
   Selling, general and administrative          111.0             -                -              111.0
   Interest                                      29.1              .4             18.0             47.5
                                            ---------       ---------        ----------       ---------
                                                811.9              .4             18.0            830.3
                                            ---------       ---------        ----------       ---------
       Interest before income taxes              91.8           (21.0)           (18.0)            52.8

Provision for income taxes                       25.5            (7.4)            (6.3)            11.8
                                            ---------       ---------        ----------       ---------

       Net income                           $    66.3       $   (13.6)       $   (11.7)       $    41.0
                                            ==========      =========        =========        =========
Net income per share                        $     1.35                                        $     .84
                                            ==========                                        ==========
Shares used in the calculation of per
   share amounts
                                                 48.9                                              48.9
                                            ==========                                        ==========


            See accompanying notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES
         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                         Six months ended June 30, 2003
                     (In millions, except per share amounts)



                                                                                Pro forma
                                                               Kronos          adjustment-       Kronos pro
                                                              historical        Term Note           form
                                                             ------------     ------------       -----------

Revenues and other income:
     Net sales                                                $   519.6           $     -        $   519.6
     Interest income                                                 .7                 -               .7
     Other, net                                                    (3.3)                -             (3.3)
                                                              ---------           -------        ---------
                                                                  517.0                 -            517.0
                                                              ---------           -------        ---------

Costs and expenses:
     Cost of goods sold                                           386.1                 -            386.1
     Selling, general and administrative                           62.0                 -             62.0
     Interest                                                      17.1               9.0             26.1
                                                              ---------           -------        ---------

                                                                  465.2               9.0            474.2
                                                              ---------           -------        ---------

       Income before income taxes                                  51.8              (9.0)            42.8

Provision for income taxes                                         (6.7)             (3.1)            (9.8)
                                                              ---------           -------        ---------

     Net income                                               $    58.5           $  (5.9)       $    52.6
                                                              =========           =======        =========


Net income per share                                          $     1.19                         $    1.08
                                                              ==========                         =========

Shares used in the calculation of per share amounts                 48.9                              48.9
                                                              ==========                          ========





            See accompanying notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements
                                      FA-3

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES
    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Basis of presentation:


     The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2002 and the six months ended June 30, 2003 reflect adjustments necessary to reflect the following transactions, as if each of such transactions had occurred on January 1, 2002:


     o The June 2002 issuance of (euro)285 million (approximately $283 million, using the June 30, 2002 exchange rate) of 8?% Senior Secured Notes ("KII Senior Notes") by Kronos International ("KII"), a wholly-owned subsidiary of Kronos, and the application of the net proceeds to repay certain indebtedness owed to NL ("Indebtedness to NL") in the aggregate amount of $287 million (collectively, the "KII Senior Note Issuance"),

     o The June 2002 borrowing of approximately (euro)40 million ($40 million) by certain subsidiaries of KII under their revolving credit facility ("European Credit Facility'), and the repayment in full of certain short-term notes payable ($53 million) to third parties ("European Notes Payable") using the net proceeds from the borrowing plus other available cash on hand (collectively, the "European Credit Facility Issuance"),

     o The July 2002 distribution of certain long-term notes receivable ($753 million at June 30, 2002) from NL in the form of a non-cash dividend as part of a recapitalization of Kronos (together with the KII Senior
          Note Issuance and the European Credit Facility Issuance, the "2002 Transactions"), and


     o The distribution of the Term Note by Kronos to NL, as contemplated as part of the distribution of 48.7% of Kronos' common stock to NL's shareholders as more fully described in this information statement.


Note 2 - Pro forma adjustments:

         Pro forma adjustments are summarized below.

2002 Transactions

     The $20.6 million adjustment to interest income for the year ended December 31, 2002 represents elimination of interest income on Kronos' notes receivable from affiliates distributed to NL in the form of a non-cash dividend in July 2002.

     The adjustment to interest expense related to the issuance of the KII Senior Notes and the European Credit Facility is comprised of the following:


                                                            Year ended              Six months ended
                                                         December 31, 2002            June 30, 2003
                                                        ----------------------     ------------------
                                                                       (In millions)
Increase in interest expense:
  KII Senior Notes                                      $      11.9                  $       -
  European Credit Facility                                      1.5                          -
                                                        -----------                  ---------
                                                               13.4                          -
                                                        -----------                  ---------
Decrease in interest expenses:
  Indebtedness to NL                                           11.4                          -
  European Notes Payable                                        1.6                          -
                                                        -----------                  ---------
                                                               13.0                          -
                                                        -----------                  ---------
    Net increase                                        $        .4                  $       -
                                                        ===========                  =========

     The increase in interest expense related to the KII Senior Notes, issued in June 2002, is based upon the 8.875% interest rate on the KII Senior Notes, and the (euro)285 million principal amount of the KII Senior Notes issued, and assumed the KII Senior Notes were issued on January 1, 2002 as discussed above. The increase in interest expense also is based upon the actual average exchange rate during the period from January to June 2002 of $.89 per euro. The increase in interest expense related to the KII Senior Notes also included $600,000 of amortization of deferred financing costs related to the KII Senior Notes.



     The increase in interest expense related to the European Credit Facility, also entered into in June 2002, is based upon average outstanding borrowings of $34.4 million and an assumed interest rate of 7.86%, and assumed such borrowing occurred on January 1, 2002 as discussed above. The $34.4 million amount represented the actual amount initially borrowed by Kronos under the European Credit Facility in June 2002. The 7.86% interest rate represented the average interest rate that would have been paid if such assumed borrowing had occurred on January 1, 2002. The increase in interest expense related to the European Credit Facility also included $100,000 of amortization of deferred financing costs related to the European Credit Facility. If the 7.86% interest rate has been increased by .125% to 7.99%, the increase in interest expense related to the European Credit Facility, including amortization of deferred financing costs, would have been increased by less than $100,000.



     The reduction in interest expense related to the Indebtedness to NL and the European Notes Payable, both of which were repaid in June 2002, assumed such indebtedness was repaid on January 1, 2002 as discussed above. These amounts represented the actual interest expense related to such indebtedness included in Kronos' historical consolidated results of operations for the year ended December 31, 2002.


     The income tax effect associated with these adjustments to interest income and interest expense have been calculated using applicable statutory income tax rates in the various tax jurisdictions to which the pre-tax pro forma adjustments relate.

Term Note


     Interest expense on the Term Note (9% per annum, and based on the $200 million principal amount of the Term Note), and the related income tax benefit using the statutory U.S. federal income tax rate of 35%.


Note 3 - Pro forma per share amounts:


     The pro forma earnings per share amounts are based upon the 48.9 million shares of Kronos' common stock that will be outstanding following the recapitalization of Kronos discussed in Note 1 to Kronos' consolidated financial statements included in this information statement.

                             KRONOS WORLDWIDE, INC.

                          Index of Financial Statements

Financial Statements                                                      Pages

Report of Independent Auditors                                            FB-2


Consolidated Balance Sheets - December 31, 2001 and 2002;
     June 30, 2003 (unaudited); and Pro Forma June 30, 2003 (unaudited)   FB-3


Consolidated Statements of Income - Years ended
     December 31, 2000, 2001 and 2002; Six months ended
     June 30, 2002 (unaudited) and 2003 (unaudited)                       FB-5


Consolidated Statements of Comprehensive Income -
     Years ended December 31, 2000,
     2001 and 2002; Six months ended
     June 30, 2002 (unaudited) and 2003 (unaudited)                       FB-6


Consolidated Statements of Stockholder's Equity -
     Years ended December 31, 2000,
     2001 and 2002; Six months ended
     June 30, 2003 (unaudited)                                            FB-7


Consolidated Statements of Cash Flows - Years ended
     December 31, 2000, 2001 and 2002; Six months ended
     June 30, 2002 (unaudited) and 2003 (unaudited)                       FB-8

Notes to Consolidated Financial Statements                                FB-11

                         REPORT OF INDEPENDENT AUDITORS




To the Stockholder and Board of Directors of Kronos Worldwide, Inc. (formerly known as Kronos, Inc.):



     In  our  opinion,   the  consolidated   balance  sheets  and  the  related
consolidated statements of income, comprehensive income, stockholder's equity and cash flows present fairly, in all material respects, the consolidated financial position of Kronos Worldwide, Inc. and its subsidiaries (collectively, the "Company") at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




                                                     PricewaterhouseCoopers LLP


Houston, Texas
July 28, 2003, except for Note 1, as to which the date is September 26, 2003

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                      (In thousands, except per share data)



                                                          December 31,                     Pro Forma
                                                    --------------------       June 30,     June 30,
                      ASSETS                           2001       2002           2003        2003
                                                    ---------  ---------       --------    ---------
                                                                                  (Unaudited)
Current assets:
   Cash and cash equivalents ....................   $ 54,717   $   40,685   $   29,565   $   29,565
   Restricted cash equivalents ..................       --           --            956          956
   Accounts and other receivables ...............    123,870      134,243      180,862      180,862
   Receivable from affiliates ...................         47        1,032           62           62
   Refundable income taxes ......................      1,528        1,777       25,595       25,595
   Inventories ..................................    231,056      209,882      199,760      199,760
   Prepaid expenses .............................      2,642        6,390        3,835        3,835
   Deferred income taxes ........................      4,640        4,404        4,598        4,598
                                                    --------     --------     --------     --------
      Total current assets ......................    418,500      398,413      445,233      445,233
                                                    --------     --------     --------     --------

Other assets:
   Notes receivable from NL Industries, Inc. ....       --         44,600         --           --
   Investment in TiO2 manufacturing joint venture    138,428      130,009      129,209      129,209
   Prepaid pension cost .........................     16,043       17,572       17,209       17,209
   Other ........................................     11,100       22,193       20,418       20,418
                                                    --------     --------     --------     --------
      Total other assets ........................    165,571      214,374      166,836      166,836
                                                    --------     --------     --------     --------

Property and equipment:
   Land .........................................     22,066       26,568       29,404       29,404
   Buildings ....................................    129,005      148,701      163,950      163,950
   Machinery and equipment ......................    534,089      636,336      693,089      693,089
   Mining properties ............................     48,167       65,296       63,114       63,114
   Construction in progress .....................      5,071        8,702       14,600       14,600
                                                    --------     --------     --------     --------
                                                     738,398      885,603      964,157      964,157
   Less accumulated depreciation and depletion ..    412,373      509,845      561,976      561,976
                                                    --------     --------     --------     --------
      Net property and equipment ................    326,025      375,758      402,181      402,181
                                                    --------     --------     --------     --------
                                                    $910,096   $  988,545   $1,014,250   $1,014,250
                                                    ========   ==========   ==========   ==========

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                      (In thousands, except per share data)



                                                             December 31,                          Pro Forma
                                                         ------------------         June 30,        June 30,
         LIABILITIES AND STOCKHOLDER'S EQUITY            2001          2002           2003            2003
                                                         ----          ----        ---------       ----------
                                                                                           (Unaudited)

Current liabilities:
    Notes payable ..............................   $    46,201    $      --      $      --      $      --
    Current maturities of long-term debt .......         1,033          1,298            781            781
    Accounts payable and accrued liabilities ...       152,633        148,257        129,221        129,221
    Payable to affiliates ......................        11,365          7,933         11,320         11,320
    Income taxes ...............................         7,181          6,193          5,609          5,609
    Deferred income taxes ......................         1,530          3,219          1,711          1,711
                                                   -----------    -----------    -----------    -----------
     Total current liabilities .................       219,943        166,900        148,642        148,642
                                                   -----------    -----------    -----------    -----------
Noncurrent liabilities:
    Long-term debt .............................         1,465        324,608        360,444        360,444
    Notes payable to affiliates ................       194,000         44,600           --          200,000
    Deferred income taxes ......................        64,538         79,234         90,032         90,032
    Accrued pension cost .......................        25,558         33,098         35,078         35,078
    Accrued postretirement benefits cost .......        13,036         11,806         11,567         11,567
    Other ......................................        12,733         13,742         14,573         14,573
                                                   -----------    -----------    -----------    -----------
     Total noncurrent liabilities ..............       311,330        507,088        511,694        711,694
                                                   -----------    -----------    -----------    -----------
Minority interest ..............................           284            383            465            465
                                                   -----------    -----------    -----------    -----------
Stockholder's equity:
    Preferred stock - $.01 par value; 100 shares
     authorized; no shares issued or outstanding          --             --             --             --
    Common stock - $.01 par value; 60,000 shares
     authorized; 48,943 shares issued ..........           489            489            489            489
    Additional paid-in capital .................     1,060,157      1,060,157      1,060,157      1,060,157
    Retained earnings (deficit) ................       180,048       (584,909)      (558,346)      (758,346)
    Notes receivable from NL Industries, Inc. ..      (655,918)          --             --             --
    Accumulated other comprehensive loss:
     Currency translation ......................      (199,885)      (148,082)      (135,370)      (135,370)
     Pension liabilities .......................        (6,352)       (13,481)       (13,481)       (13,481)
                                                   -----------    -----------    -----------    -----------
     Total stockholder's equity ................       378,539        314,174        353,449        153,449
                                                   -----------    -----------    -----------    -----------
                                                   $   910,096    $   988,545    $ 1,014,250    $ 1,014,250
                                                   ===========    ===========    ===========    ===========

Commitments and contingencies (Notes 14 and 19)

          See accompanying notes to consolidated financial statements.

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                      (In thousands, except per share data)


                                                                                        Six months ended
                                                      Years ended December 31,               June 30,
                                               -----------------------------------    ----------------------
                                                  2000         2001         2002         2002         2003
                                               ---------    ---------    ---------    ---------    ---------
                                                                                           (Unaudited)

Net sales ..................................   $ 922,319    $ 835,099    $ 875,188    $ 429,266    $ 519,604
Cost of sales ..............................     610,449      578,060      671,830      332,500      386,066
                                               ---------    ---------    ---------    ---------    ---------

        Gross margin .......................     311,870      257,039      203,358       96,766      133,538

Selling, general and administrative
  expense ..................................     107,554       98,667      107,675       49,626       60,354
Other operating income (expense):
    Currency transaction gains (losses), net       6,510        1,188         (547)      (1,451)      (3,841)
    Disposition of property and equipment ..      (1,562)        (735)        (625)         597          (44)
    Insurance recoveries, net ..............        --          7,222         --           --           --
    Other income ...........................       1,116          886          459          100          166
    Other expense ..........................        (230)         (78)        (172)        (117)         (54)
    Corporate expense ......................      (6,949)      (4,878)      (3,288)      (1,493)      (1,684)
                                               ---------    ---------    ---------    ---------    ---------

        Operating income ...................     203,201      161,977       91,510       44,776       67,727

General corporate income (expense):
    Currency transaction gain ..............        --           --          6,271        6,271         --
    Insurance recoveries, net ..............        --         17,468         --           --           --
    Interest expense .......................      (2,005)      (4,305)     (16,837)      (1,698)     (16,350)
    Interest expense to affiliates .........     (28,979)     (22,969)     (12,290)     (12,167)        (703)
    Trade interest income ..................       2,333        2,332        1,709          555          361
    Interest income from affiliates ........      20,250       33,379       20,754       17,475          723
    Other interest income ..................       1,078          349          702           71           74
                                               ---------    ---------    ---------    ---------    ---------

     Income before income taxes and
      minority interest ....................     195,878      188,231       91,819       55,283       51,832

Income tax expense (benefit) ...............      65,625       33,759       25,500       14,945       (6,674)
                                               ---------    ---------    ---------    ---------    ---------

     Income before minority interest .......     130,253      154,472       66,319       40,338       58,506

Minority interest ..........................          47           16           55           27           43
                                               ---------    ---------    ---------    ---------    ---------

     Net income ............................   $ 130,206    $ 154,456    $  66,264    $  40,311    $  58,463
                                               =========    =========    =========    =========    =========
Net income per basic and diluted share .....   $    2.66    $    3.16    $    1.35    $     .82    $    1.19
                                               =========    =========    =========    =========    =========
Basic and diluted weighted average
  shares used in the calculation of net
  income per share .........................      48,943       48,943       48,943       48,943       48,943
                                               =========    =========    =========    =========    =========

          See accompanying notes to consolidated financial statements.

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                 (In thousands)


                                                                                         Six months ended
                                                       Years ended December 31,              June 30,
                                                -----------------------------------    ------------------
                                                    2000         2001         2002       2002      2003
                                                ----------    ---------    ---------    -------   -------
                                                                                           (Unaudited)

Net income ...................................   $ 130,206    $ 154,456    $  66,264    $40,311   $58,463
                                                 ---------    ---------    ---------    -------   -------

Other comprehensive income (loss), net of tax:
    Minimum pension liabilities
     adjustment ..............................         691       (6,352)      (7,129)      --        --

    Currency translation adjustment ..........     (30,415)     (15,974)      51,803     51,174    12,712
                                                 ---------    ---------    ---------    -------   -------

     Total other comprehensive (loss)
        income ...............................     (29,724)     (22,326)      44,674     51,174    12,712
                                                 ---------    ---------    ---------    -------   -------

    Comprehensive income .....................   $ 100,482    $ 132,130    $ 110,938    $91,485   $71,175
                                                 =========    =========    =========    =======   =======

          See accompanying notes to consolidated financial statements.

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                  Years ended December 31, 2000, 2001 and 2002
                   Six months ended June 30, 2003 (Unaudited)
                                 (In thousands)


                                                                                    Notes       Accumulated other
                                                        Additional   Retained     receivable comprehensive income (loss)
                                              Common     paid-in     earnings        from      Currency      Pension
                                               stock     capital     (deficit)    affiliates  translation  liabilities    Total
                                              -------  ----------   ----------   ----------- ------------  ----------- ----------

Balance at December 31, 1999 ................   $489   $  483,694   $ (19,114)   $    --      $(153,496)   $   (691)   $ 310,882

Net income ..................................    --          --       130,206         --           --          --        130,206
Other comprehensive (loss) income, net of tax    --          --          --           --        (30,415)        691      (29,724)
Change in notes receivable from affiliates ..    --          --          --        (61,579)        --          --        (61,579)
Dividends declared ..........................    --          --       (55,000)        --           --          --        (55,000)
Capital contribution ........................    --       291,910        --       (240,116)        --          --         51,794
                                                ----   ----------    --------    ---------    ---------    --------    ---------
Balance at December 31, 2000 ................    489      775,604      56,092     (301,695)    (183,911)       --        346,579

Net income ..................................    --          --       154,456         --           --          --        154,456
Other comprehensive loss, net of tax ........    --          --          --           --        (15,974)     (6,352)     (22,326)
Change in notes receivable from affiliates ..    --          --          --        (69,678)        --          --        (69,678)
Dividends declared ..........................    --          --       (30,500)        --           --          --        (30,500)
Capital contribution ........................    --       284,553        --       (284,545)        --          --              8
                                                ----   ----------    --------    ---------    ---------    --------    ---------
Balance at December 31, 2001 ................    489    1,060,157     180,048     (655,918)    (199,885)     (6,352)     378,539

Net income ..................................    --          --        66,264         --           --          --         66,264
Other comprehensive income (loss), net of tax    --          --          --           --         51,803      (7,129)      44,674
Change in notes receivable from affiliates ..    --          --          --        (55,154)        --          --        (55,154)
Dividends declared:
   Cash .....................................    --          --      (120,149)        --           --          --       (120,149)
   Noncash ..................................    --          --      (711,072)     711,072         --          --           --
                                                ----   ----------    --------    ---------    ---------    --------    ---------
Balance at December 31, 2002 ................    489    1,060,157    (584,909)        --       (148,082)    (13,481)     314,174

Net income ..................................    --          --        58,463         --           --          --         58,463
Other comprehensive income ..................    --          --          --           --         12,712        --         12,712
Dividends declared: .........................    --          --          --           --           --          --           --
    Cash ....................................    --          --        (7,000)        --           --          --         (7,000)
    Noncash .................................    --          --       (24,900)        --           --          --        (24,900)
                                                ----   ----------    --------    ---------    ---------    --------    ---------
Balance at June 30, 2003 (unaudited) ........   $489   $1,060,157   $(558,346)   $    --      $(135,370)   $(13,481)   $ 353,449
                                                ====   ==========   =========    =========    =========    ========    =========

          See accompanying notes to consolidated financial statements.

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                                                          Six months ended
                                                      Years ended December 31,                 June 30,
                                                 -----------------------------------    ----------------------
                                                    2000        2001          2002        2002          2003
                                                 --------     ---------    ---------    --------    ----------
                                                                                             (Unaudited)

Cash flows from operating activities:
Net income ...................................   $ 130,206    $ 154,456    $  66,264    $ 40,311    $ 58,463
    Depreciation and amortization ............      28,989       28,907       32,152      15,287      19,287
    Noncash interest income from affiliates ..     (21,579)     (22,201)     (20,629)    (14,552)       --
    Noncash interest expense .................        --           --            932        --         1,102
    Deferred income taxes ....................      11,901       (4,242)      10,755       7,393       5,852
    Minority interest ........................          47           16           55          27          43
    Net loss (gain) from disposition of
     property and equipment ..................       1,562          735          625        (597)         44
    Pension cost, net ........................      (3,710)      (2,332)      (1,866)     (1,931)     (1,410)
    Other postretirement benefits, net .......      (1,056)      (1,236)      (1,250)       (634)       (555)
    Distributions from TiO2 manufacturing
     joint venture, net ......................       7,550       11,313        7,950       2,250         800
    Insurance recoveries, net ................        --        (17,468)        --          --          --
    Other, net ...............................        --            261         --          --          --
Change in assets and liabilities:
    Accounts and other receivables ...........       1,541        2,507        5,547     (18,710)    (36,570)
    Inventories ..............................     (23,395)     (32,698)      42,249      68,227      25,301
    Prepaid expenses .........................        (124)        (322)        (344)       (968)      2,901
    Accounts payable and accrued liabilities .      16,973       26,274      (25,049)    (52,413)    (27,168)
    Income taxes .............................      11,705       (4,211)      (2,239)     (3,003)    (24,131)
    Accounts with affiliates .................      (3,114)        (652)      (4,440)     (3,028)      5,244
    Other noncurrent assets ..................        (458)      (1,314)          74       3,211         337
    Other noncurrent liabilities .............      (2,309)      (2,111)        (866)       (749)       (209)
                                                  --------     --------     --------    --------     -------
     Net cash provided by operating activities     154,729      135,682      109,920      40,121      29,331
                                                  --------     --------     --------    --------     -------



                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                                 (In thousands)


                                                                                         Six months ended
                                                       Years ended December 31,              June 30,
                                                -----------------------------------   ----------------------
                                                   2000        2001        2002          2002        2003
                                                ---------  ----------  -----------    ---------  -----------
                                                                                           (Unaudited)

Cash flows from investing activities:
    Capital expenditures ....................   $ (31,066)   $(53,656)   $ (32,571)   $ (12,073)   $(13,766)
    Property damaged by fire:
     Insurance proceeds .....................        --        23,361         --           --          --
     Other, net .............................        --        (3,205)        --           --          --
    Change in restricted cash and restricted
     marketable debt securities, net ........        --          (577)      (1,665)        --        (1,005)
    Proceeds from disposition of property and
     equipment ..............................         110         399          864          832          47
    Other, net ..............................         (33)       --           --           --          --
                                                ---------    --------     --------     --------    --------
     Net cash used by investing activities ..     (30,989)    (33,678)     (33,372)     (11,241)    (14,724)
                                                ---------    --------     --------     --------    --------
Cash flows from financing activities:
    Indebtedness:
     Borrowings .............................      44,923       1,437      335,768      319,275      16,106
     Principal payments .....................     (29,162)    (22,428)     (84,814)     (53,688)    (11,615)
     Deferred financing fees ................        --          --        (10,706)      (9,342)       --
    Dividends paid ..........................     (55,000)    (30,500)    (111,000)        --        (7,000)
    Loans from affiliates:
     Loans ..................................        --          --         44,600         --         8,000
     Repayments .............................     (93,000)       --       (194,000)    (194,000)    (52,600)
    Other capital transactions with
     affiliates, net ........................     (40,000)    (47,477)     (73,749)     (29,149)     19,700
    Other, net ..............................          (6)          3          (11)         (11)       --
                                                ---------    --------     --------     --------    --------
     Net cash (used) provided by financing
      activities ............................    (172,245)    (98,965)     (93,912)      33,085     (27,409)
                                                ---------    --------     --------     --------    --------
     Net change during the period from ......
      operating, investing and financing
      activities ............................   $ (48,505)   $  3,039    $ (17,364)    $ 61,965    $(12,802)
                                                ---------    --------     --------     --------    --------

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                                 (In thousands)


                                                        Years ended                 Six months ended
                                                        December 31,                    June 30,
                                            ----------------------------------    ---------------------
                                               2000        2001        2002         2002        2003
                                            ---------   ----------  ----------    --------   ----------
                                                                                       (Unaudited)

Cash and cash equivalents:
  Net change during the period from:
   Operating, investing and financing
    activities ..........................   $ (48,505)   $  3,039    $(17,364)   $  61,965    $(12,802)
   Currency translation .................      (1,635)     (1,301)      3,332        3,050       1,682
                                            ---------    --------    --------    ---------    --------
                                              (50,140)      1,738     (14,032)      65,015     (11,120)

        Balance at beginning of period ..     103,119      52,979      54,717       54,717      40,685
                                            ---------    --------    --------    ---------    --------
        Balance at end of period ........   $  52,979    $ 54,717    $ 40,685    $ 119,732    $ 29,565
                                            =========    ========    ========    =========    ========
Supplemental disclosures - cash paid for:
    Interest ............................   $  32,304    $ 27,239    $ 33,169    $  18,747    $ 17,048
    Income taxes ........................      45,157      43,422      17,369        9,468       7,534



          See accompanying notes to consolidated financial statements.
                                      FB-10

                     KRONOS WORLDWIDE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Organization and basis of presentation:


     Kronos Worldwide, Inc. ("Kronos"), formerly known as Kronos, Inc., is a wholly owned subsidiary of NL Industries, Inc. ("NL"). NL conducts its titanium dioxide pigments ("TiO2") operations through Kronos. At June 30, 2003, Valhi, Inc. ("Valhi") and Tremont LLC ("Tremont"), a wholly owned subsidiary of Valhi, held an aggregate of approximately 85% of NL's outstanding common stock, and Contran Corporation ("Contran") and its subsidiaries held approximately 90% of Valhi's outstanding common stock. At December 31, 2002, (i) Contran and its subsidiaries held approximately 93% of Valhi's outstanding common stock, (ii) Tremont Group, Inc. ("Tremont Group"), which was 80% owned by Valhi and 20% owned by NL, held approximately 80% of the outstanding shares of Tremont Corporation ("Tremont Corp.") common stock and (iii) Valhi and Tremont Corp. held 63% and 21%, respectively, of the outstanding common stock of NL. Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons, of which Mr. Simmons is sole trustee. Mr. Simmons, the Chairman of the Board and Chief Executive Officer of Kronos and NL as well as the Chairman of the Board of each of Contran, Valhi and Tremont, may be deemed to control each of such companies and Kronos.


     In January 2002, the Company acquired all of the stock and limited liability company units of EWI RE, Inc. and EWI RE, Ltd. (collectively "EWI"), respectively, for an aggregate of $9.2 million in cash, including acquisition costs of $.2 million. An entity controlled by one of Harold C. Simmons' daughters owned a majority of EWI, and a wholly owned subsidiary of Contran owned the remainder of EWI. EWI provides reinsurance brokerage services for insurance policies of the Company, its joint venture and other affiliates of Contran as well as external third-party customers. The purchase was approved by a special committee of NL's Board of Directors consisting of two of its directors unrelated to Contran and the Company's Board of Directors, and the purchase price was negotiated by the special committee based upon its consideration of relevant factors, including not limited to due diligence performed by independent consultants and an appraisal of EWI conducted by an independent third party selected by the special committee. In June 2003 the Company distributed its investment in the common stock and limited liability company units in EWI to NL in the form of a noncash dividend. The Company has accounted for the distribution of EWI as a change in accounting entity, and accordingly the Company's consolidated financial statements have been retroactively restated to exclude the assets, liabilities, results of operations and cash flows of EWI for all periods presented since the January 2002 acquisition. The effect of the change in accounting entity on the Company's consolidated net income was immaterial for 2002 and 2003, and the effect of the change in accounting entity on the Company's previously reported stockholder's equity was a reduction of approximately $10 million. The $9.2 million purchase price for EWI is reflected as part of "other capital transactions with affiliates, net" in the accompanying consolidated statements of cash flows.


     Information included in the consolidated financial statements and related notes to the consolidated financial statements as of June 30, 2003 and for the six months ended June 30, 2002 and 2003, is unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the information for the interim periods have been made. The results of operations for the interim periods are not necessarily indicative of the operating results for a full year or of future operations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP") have been condensed or omitted for the interim periods.


     On September 26, 2003, Kronos amended and restated its articles of incorporation. Under the amended and restated articles of incorporation, among other things, (i) Kronos' authorized capital stock now consists of 60 million shares of common stock and 100,000 shares of preferred stock, each par value $.01 per share, and (ii) the 1,000 shares of Kronos' common stock previously outstanding were reclassified into an aggregate of 48.9 million shares. The accompanying consolidated financial statements have been retroactively reclassified to reflect such changes in Kronos' capital structure for all periods presented. Earnings per share data for all periods presented has been restated to reflect the 48.9 million shares of Kronos' common stock that was outstanding following effectiveness of the amended and restated articles of incorporation.

     In August 2003 NL announced a distribution of approximately 48.9% of the outstanding shares of Kronos' common stock to NL shareholders in the form of a pro-rata dividend. In September 2003, NL determined to reduce the percentage of Kronos' common stock to be distributed to 48.7%. Upon completion of such distribution, Valhi, Tremont and NL will own an aggregate of approximately 92.5% of Kronos' common stock, and other NL shareholders would own the remaining 7.5%. Immediately prior to such distribution, Kronos intends to pay a $200 million dividend to NL in the form of a long-term note payable. The $200 million long-term note payable to NL will be unsecured, bears interest at 9% per annum, with interest payable quarterly and all principal due in 2010.


     The accompanying unaudited pro forma balance sheet as of June 30, 2003 assumed Kronos had distributed the $200 million long-term note payable to NL as if the transaction had occurred on June 30, 2003. The unaudited pro forma balance sheet does not purport to project what Kronos' financial position will be in the future when Kronos actually completes these transactions.


Note 2 - Summary of significant accounting policies:


Principles of consolidation and management's estimates

     The accompanying consolidated financial statements include the accounts of Kronos and its majority-owned subsidiaries (collectively, the "Company"). All material intercompany accounts and balances have been eliminated. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from previously estimated amounts under different assumptions or conditions. The Company currently believes that it has no involvement with any variable interest entity covered by the scope of FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities."


Translation of foreign currencies



     Assets and liabilities of subsidiaries whose functional currency is other than the U.S. dollar are translated at year-end rates of exchange and revenues and expenses are translated at weighted average exchange rates prevailing during the year. Resulting translation adjustments are included in other comprehensive income (loss), net of related income taxes. Currency transaction gains and losses are recognized in income currently, and in 2002 included a $6.3 million gain related to the extinguishment of certain intercompany indebtedness that is classified as a component of other income (expense) in the accompanying consolidated statement of income.



Cash equivalents



     Cash  equivalents   include  U.S.  Treasury   securities   purchased  under
short-term agreements to resell and bank deposits with original maturities of three months or less.


Restricted marketable debt securities

     Restricted marketable debt securities are primarily invested in corporate debt securities. Restricted marketable debt securities of approximately $.6 million and approximately $2.5 million, as of December 31, 2001 and 2002, respectively, were used to support certain capital requirements regarding the Company's Norwegian operating subsidiaries' defined benefit pension plans in accordance with applicable Norwegian law. Restricted marketable debt securities are generally classified as either current or noncurrent assets depending upon the maturity date of each marketable debt security and are carried at market which approximates cost. See Note 6.



Inventories and cost of goods sold


     Inventories are stated at the lower of cost (principally average cost) or market. Amounts are removed from inventories at average cost. Cost of goods sold includes costs for materials, packing and finishing, utilities, salary and benefits, maintenance and depreciation.

Investment in TiO2 manufacturing joint venture

     Investment in a 50%-owned manufacturing joint venture is accounted for by the equity method.


Property, equipment, depreciation and depletion

     Property and equipment are stated at cost. Interest costs related to major, long-term capital projects are capitalized as a component of construction costs. Expenditures for maintenance, repairs and minor renewals are expensed; expenditures for major improvements are capitalized.



     The Company has a governmental concession with an unlimited term to operate an ilmenite mine in Norway. Mining properties consist of buildings and equipment used in the Company's Norwegian ilmenite mining operations. The Company does not own the ilmenite reserves associated with the mine.



     Depreciation of property and equipment (including mining properties) is computed principally by the straight-line method over the estimated useful lives of ten to forty years for buildings and three to twenty years for machinery and equipment. When events or changes in circumstances indicate that assets may be impaired, an evaluation is performed to determine if an impairment exists. Such events or changes in circumstances include, among other things, (i) significant current and prior periods or current and projected periods with operating losses, (ii) a significant decrease in the market value of an asset or (iii) a significant change in the extent or manner in which an asset is used. All relevant factors are considered. The test for impairment is performed by comparing the estimated future undiscounted cash flows (exclusive of interest expense) associated with the asset to the asset's net carrying value to determine if a write-down to market value or discounted cash flow value is required. Effective January 1, 2002, the Company commenced accounting for impairment of other long-lived assets (such as property and equipment and mining properties) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 as discussed under "Accounting principles adopted in 2002."


Long-term debt and interest expense


     Amortization of deferred financing costs, included in interest expense, is computed by the interest method over the term of the applicable issue.


Employee benefit plans

     Accounting and funding policies for retirement plans and postretirement benefits other than pensions ("OPEB") are described in Note 12.


     The Company has not issued any stock options to purchase Kronos' common stock. However, certain employees of the Company have been granted options by NL to purchase NL common stock. The Company has elected the disclosure alternative prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," and to account for its stock-based employee compensation related to these NL stock options in accordance with Accounting Principles Board Opinion ("APBO") No. 25, "Accounting for Stock Issued to Employees," and its various interpretations. Under APBO No. 25, no compensation cost is generally recognized for fixed stock options in which the exercise price is not less than the market price on the grant date. During the fourth quarter of 2002, and following NL's cash settlement of options to purchase NL common stock held by certain individuals, NL, including the Company, commenced accounting for its stock options using the variable accounting method because NL could not overcome the presumption that it would not similarly cash settle its remaining stock options. Under the variable accounting method, the intrinsic value of all unexercised stock options (including those with an exercise price at least equal to the market price on the date of grant) are accrued as an expense over their vesting period, with subsequent increases (decreases) in NL's market price resulting in additional compensation expense (income). See Notes 13 and 17. Upon exercise of such options to purchase NL common stock held by employees of the

Company, the Company pays NL an amount equal to the difference between the market price of NL's common stock on the date of exercise and the exercise price of such stock option. Aggregate compensation expense related to NL stock options held by employees of the Company was $2.1 million in 2000, nil in 2001 and $2.3 million in 2002, and nil in both the six months ended June 30, 2002 and 2003.

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.


                                                                                           Six months ended
                                                          Years ended December 31,              June 30,
                                                   -----------------------------------    --------------------
                                                      2000          2001        2002       2002        2003
                                                  ------------- ------------- --------    --------   ---------
                                                                                               (Unaudited)
                                                             (In thousands, except per share amounts)

Net income - as reported .......................   $ 130,206    $ 154,456    $ 66,264    $ 40,311    $ 58,463
Add back:  Stock-based compensation cost, net of
   tax, included in reported net income ........       1,349         --         1,549        --          --
Deduct:  Stock-based compensation cost, net of
   tax, determined under fair value based method
   for all awards ..............................      (1,077)      (1,112)       (740)       (370)       (165)
                                                   ---------    ---------    --------    --------    --------

Net income - pro forma .........................   $ 130,478    $ 153,344    $ 67,073    $ 39,941    $ 58,298
                                                   =========    =========    ========    ========    ========
Net income per basic and diluted common share:
     As reported ...............................   $    2.66    $    3.16    $   1.35    $    .82    $   1.19
     Pro forma .................................   $    2.67    $    3.13    $   1.37    $    .82    $   1.19

Environmental remediation costs

     Environmental remediation costs are accrued when estimated future expenditures are probable and reasonably estimable. The estimated future expenditures are generally not discounted to present value. Recoveries of remediation costs from other parties, if any, are reported as receivables when their receipt is deemed probable. At December 31, 2001 and 2002, no receivables for recoveries have been recognized.


Net sales


     The Company adopted the SEC's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended, in 2000. Revenue generally is realized or realizable and earned when all of the requirements of SAB No. 101 are met, including when title and the risks and rewards of ownership passes to the customer (generally at the time the product is shipped to the customer). The impact of adopting SAB No. 101 was not material. Amounts charged to customers for shipping and handling are included in net sales. Sales are stated net of price, early payment and distributor discounts and volume rebates.


Repair and maintenance costs


     The Company performs planned major maintenance activities during the year. Repair and maintenance costs estimated to be incurred in connection with planned major maintenance activities are accrued in advance and are included in cost of goods sold. Accrued repair and maintenance costs, included in other current liabilities (see Note 8), was $3.4 million and $4.0 million at December 31, 2001 and 2002, respectively.



Selling, general and administrative expenses; shipping and handling costs

     Selling, general and administrative expenses include costs related to marketing, sales, distribution, shipping and handling, research and development and administrative functions such as accounting, treasury and finance, and includes costs for salary and benefits, travel and entertainment, promotional materials and professional fees. Shipping and handling costs included in selling, general and administrative expense were $50 million in 2000, $49 million in 2001 and $51 million in 2002.

Income taxes


     Kronos and its qualifying subsidiaries are members of NL's consolidated U.S. federal income tax group (the "NL Tax Group"). As a member of the NL Tax Group, the Company is a party to a tax sharing agreement (the "NL Tax


Agreement"). Effective January 1, 2001, the NL Tax Group, including Kronos, was included in the consolidated U.S. federal tax return of Contran (the "Contran Tax Group"). As a member of the Contran Tax Group, NL is a party to a separate tax sharing agreement (the "Contran Tax Agreement"). The Contran Tax Agreement provides that NL and its qualifying subsidiaries, including Kronos, compute its provision for U.S. income taxes on a separate-company basis using the tax elections made by Contran. Pursuant to the NL Tax Sharing agreement and using the tax elections made by Contran, Kronos makes payments to or receives payments from NL in amounts it would have paid to or received from the U.S. Internal Revenue Service had it not been a member of NL's consolidated tax group but instead was a separate taxpayer. Refunds are limited to amounts previously paid under the tax sharing agreement.


     Following completion of NL's distribution of 48.7% of the outstanding shares of Kronos common stock to NL shareholders, Kronos and its qualifying subsidiaries are no longer members of the NL Tax Group, but Kronos and its qualifying subsidiaries remain as members of the Contran Tax Group. Kronos will enter into a new tax sharing agreement with Valhi and Contran (the "Kronos/Contran/Valhi Tax Agreement"). The Kronos/Contran/Valhi Tax Agreement is expected to contain similar terms to the NL Tax Agreement.

     Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the income tax and financial reporting carrying amounts of assets and liabilities, including investments in subsidiaries and unconsolidated affiliates not included in the NL Tax Group. The Company periodically evaluates its deferred tax assets in the various taxing jurisdictions in which it operates and adjusts any related valuation allowance. The Company's valuation allowance is equal to the amount of deferred tax assets which the Company believes do not meet the "more-likely-than-not" recognition criteria.


Derivatives and hedging activities

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, effective January 1, 2001. SFAS No. 133 establishes accounting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, all derivatives are recognized as either assets or liabilities and measured at fair value. The accounting for changes in fair value of derivatives is dependent upon the intended use of the derivative. As permitted by the transition requirements of SFAS No. 133, as amended, the Company exempted from the scope of SFAS No. 133 all host contracts containing embedded derivatives which were issued or acquired prior to January 1, 1999. At December 31, 2001 and 2002, the Company was not a party to any significant derivative or hedging instrument covered by SFAS No. 133. There was no impact on the Company's financial statements from adopting SFAS No. 133.

     The Company periodically uses interest rate swaps, currency swaps and other types of contracts to manage interest rate and foreign exchange risk with respect to financial assets or liabilities. The Company has not entered into these contracts for trading or speculative purposes in the past, nor does it currently anticipate doing so in the future. The Company was not a party to any such contracts during 2000, 2001 and 2002.


Accounting principles adopted in 2002

     The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective January 1, 2002. SFAS No. 144 retains the fundamental provisions of existing GAAP with respect to the recognition and measurement of long-lived asset impairment contained in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." However, SFAS No. 144 provides new guidance intended to address certain significant implementation issues associated with SFAS No. 121, including expanded guidance with respect to appropriate cash flows to be used to determine whether recognition of any long-lived asset impairment is required, and if required how to measure the amount of the impairment. SFAS No. 144 also requires that any net assets to be disposed of by sale to be reported at the lower of carrying value or fair value less cost to sell, and expands the reporting of discontinued operations to include any component of an entity with operations and cash flows that can be clearly distinguished from the rest of the entity. The adoption of SFAS No. 144 effective January 1, 2002 did not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

     The Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" effective April 1, 2002. SFAS No. 145, among other things, eliminated the prior requirement that all gains and losses from the early extinguishment of debt were to be classified as an extraordinary item. Upon adoption of SFAS No. 145, gains and losses from the early extinguishment of debt are now classified as an extraordinary item only if they meet the "unusual and infrequent" criteria contained in APBO No. 30. In addition, upon adoption of SFAS No. 145, all gains and losses from the early extinguishment of debt that had previously been classified as an extraordinary item are to be reassessed to determine if they would have met the "unusual and infrequent" criteria of APBO No. 30; any such gain or loss that would not have met the APBO No. 30 criteria are retroactively reclassified and reported as a component of income before extraordinary item. The adoption of SFAS No. 145 effective January 1, 2002 did not have a material effect on the Company's consolidated financial positions, results of operation or liquidity.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires a guarantor to recognize a liability at the inception of a guarantee covered by the scope of FIN No. 45, equal to the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 also expands the disclosures requirements with respect to certain guarantees. The initial recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis for any guarantees issued or modified after December 31, 2002, while the disclosure requirements were effective upon issuance. The Company is not a party to any guarantees covered by the scope of FIN No. 45 as of December 31, 2002.


Accounting principles adopted in 2003

     The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," effective January 1, 2003. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation covered under the scope of SFAS No. 143 is recognized in the period in which the liability is incurred, with an offsetting increase in the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity will either settle the obligation for its recorded amount or incur a gain or loss upon settlement.

     Under the transition provisions of SFAS No. 143, at the date of adoption on January 1, 2003 the Company recognized (i) an asset retirement cost capitalized as an increase to the carrying value of its property, plant and equipment, (ii) accumulated depreciation on such capitalized cost and (iii) a liability for the asset retirement obligation. Amounts resulting from the initial application of SFAS No. 143 were measured using information, assumptions and interest rates all as of January 1, 2003. The amount recognized as the asset retirement cost was measured as of the date the asset retirement obligation was incurred. Cumulative accretion on the asset retirement obligation, and accumulated depreciation on the asset retirement cost, were recognized for the time period from the date the asset retirement cost and liability would have been recognized had the provisions of SFAS No. 143 been in effect at the date the liability was incurred, through January 1, 2003. The difference between the amounts recognized as described above and the associated amounts recognized in the Company's balance sheet as of December 31, 2002 was recognized as a cumulative effect of a change in accounting principles as of January 1, 2003. The effect of adopting SFAS No. 143 as of January 1, 2003 as summarized in the table below did not have a material effect on the Company's consolidated financial position, results of operations or liquidity and is not separately recognized in the accompanying statement of income.

                                                                    Amount
                                                             -------------------
                                                                (In millions)

Increase in carrying value of net property,
 plant and equipment:
   Cost                                                         $         .4
   Accumulated depreciation                                             (.1)
Decrease in liabilities previously accrued
 for closure and post closure activities                                  .3
Asset retirement obligation recognized                                  (.6)
                                                                ------------
     Net impact                                                 $         -
                                                                ============

     The Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective January 1, 2003 for exit or disposal activities initiated on or after the date of adoption. Under SFAS No. 146, costs associated with exit activities, as defined, that are covered by the scope of SFAS No. 146 are recognized and measured initially at fair value, generally in the period in which the liability is incurred. Costs covered by the scope of SFAS No. 146 include termination benefits provided to employees, costs to consolidate facilities or relocate employees, and costs to terminate contracts (other than a capital lease). The adoption of SFAS No. 146 effective January 1, 2003 did not have a material effect on the Company's consolidated financial position, results of operations or liquidity.



Note 3 - Geographic information:

     The Company's operations are associated with the production and sale of TiO2. Titanium dioxide pigments are used to impart whiteness, brightness and opacity to a wide variety of products, including paints, plastics, paper, fibers and ceramics. At December 31, 2001 and 2002, the net assets of non-U.S. subsidiaries included in consolidated net assets approximated $394 million and $159 million, respectively.


     For geographic information, net sales are attributed to the place of manufacture (point of origin) and the location of the customer (point of destination); property and equipment are attributed to their physical location.

                                                  Years ended December 31,
                                          -------------------------------------
                                             2000          2001           2002
                                          ---------     ----------    ---------
                                                      (In thousands)
Geographic areas

    Net sales - point of origin:
 Germany .............................    $ 444,050     $ 398,470     $ 404,299
 United States .......................      313,426       278,624       291,823
 Canada ..............................      154,579       149,412       157,773
 Belgium .............................      137,829       126,782       123,760
 Norway ..............................       98,300       102,843       111,811
 Other ...............................       92,691        82,320        89,560
 Eliminations ........................     (318,556)     (303,352)     (303,838)
                                          ---------     ---------     ---------

                                          $ 922,319     $ 835,099     $ 875,188
                                          =========     =========     =========

Net sales - point of destination:
 Europe ..............................    $ 480,388     $ 425,338     $ 456,834
 United States .......................      283,327       258,347       271,865
 Canada ..............................       53,060        47,061        53,371
 Latin America .......................       27,104        25,514        19,970
 Asia ................................       45,922        46,169        47,549
 Other ...............................       32,518        32,670        25,599
                                          ---------     ---------     ---------

                                          $ 922,319     $ 835,099     $ 875,188
                                          =========     =========     =========


                                                             December 31,
                                                     --------------------------
                                                       2001               2002
                                                     --------           -------
                                                           (In thousands)
Identifiable assets

   Net property and equipment:
  Germany ................................           $182,387           $213,170
  Canada .................................             54,676             54,719
  Belgium ................................             46,841             54,625
  Norway .................................             38,549             49,737
  Other ..................................              3,572              3,507
                                                     --------           --------

                                                     $326,025           $375,758
                                                     ========           ========


Note 4 - Accounts and other receivables:


                                                  December 31,
                                            -----------------------     June 30,
                                               2001         2002         2003
                                            ---------    ----------   ----------
                                                                      (Unaudited)
                                                       (In thousands)

Trade receivables .......................   $  99,989    $ 124,044    $ 174,914
Insurance claims receivable .............      11,505          312          436
Recoverable VAT and other receivables ...      14,615       12,492        8,103
Allowance for doubtful accounts .........      (2,239)      (2,605)      (2,591)
                                            ---------    ---------    ----------
                                            $ 123,870    $ 134,243    $ 180,862
                                            =========    =========    =========

Note 5 - Inventories:


                                                  December 31,
                                            -----------------------     June 30,
                                               2001         2002         2003
                                            ---------    ----------   ----------
                                                                      (Unaudited)
                                                       (In thousands)


Raw materials ..................        $ 79,162        $ 54,077        $ 34,641
Work in process ................           9,675          15,936          16,980
Finished products ..............         117,201         109,203         114,731
  Supplies .....................          25,018          30,666          33,408
                                        --------        --------        --------
                                        $231,056        $209,882        $199,760
                                        ========        ========        ========

Note 6 - Other noncurrent assets:


                                                        December 31,
                                                     -----------------  June 30,
                                                       2001     2002      2003
                                                     -------   -------  --------
                                                                      (Unaudited)
                                                           (In thousands)

Deferred financing costs, net (see Note 10) ......   $    12   $10,550   $10,446
Unrecognized net pension obligations (see Note 12)     5,901     5,561     6,439
Restricted marketable debt securities ............       577     2,492     1,968
Other ............................................     4,610     3,590     1,565
                                                     -------   -------   -------
                                                     $11,100   $22,193   $20,418
                                                     =======   =======   =======

Note 7 - Investment in TiO2 manufacturing joint venture:

     Kronos Louisiana, Inc. ("KLA"), a wholly owned subsidiary of Kronos, owns a 50% interest in Louisiana Pigment Company, L.P. ("LPC"). LPC is a manufacturing joint venture that is also 50%-owned by Tioxide Americas Inc. ("Tioxide"), a wholly owned subsidiary of Huntsman International Holdings LLC, a 60%-owned subsidiary of Huntsman Corporation. LPC owns and operates a chloride-process TiO2 plant in Lake Charles, Louisiana.


     KLA is required to purchase one-half of the TiO2 produced by LPC. LPC operates on a break-even basis and, accordingly, the Company reports no equity in earnings of LPC. Kronos' cost for its share of the TiO2 produced is equal to its share of LPC's costs. Kronos' share of net costs is reported as cost of sales as the related TiO2 acquired from LPC is sold to third parties.



     Distributions from LPC, which generally relate to excess cash generated by LPC from its non-cash production costs, and contributions to LPC, which generally relate to cash required by LPC when it builds working capital, are reported as part of cash generated by operating activities in the Company's Consolidated Statements of Cash Flows. Such distributions are reported net of any contributions made to LPC during the periods. Net distributions of $7.6 million in 2000, $11.3 million in 2001 and $8.0 million in 2002 are stated net of contributions of nil in 2000, $6.2 million in 2001 and $14.2 million in 2002.


     LPC made cash distributions of $15.1 million in 2000, $22.6 million in 2001 and $15.9 million in 2002, equally split between the partners.

         Summary balance sheets of LPC are shown below.

                                                               December 31,
                                                         -----------------------
                                                           2001           2002
                                                         --------       --------
                                                              (In thousands)

     ASSETS

Current assets ...................................       $ 45,872       $ 56,745
Property and equipment, net ......................        250,501        235,739
                                                         --------       --------
                                                         $296,373       $292,484
                                                         ========       ========
     LIABILITIES AND PARTNERS' EQUITY

Other liabilities, primarily current .............       $ 16,767       $ 29,716
Partners' equity .................................        279,606        262,768
                                                         --------       --------
                                                         $296,373       $292,484
                                                         ========       ========

         Summary income statements of LPC are shown below.

                                                   Years ended December 31,
                                            ------------------------------------
                                              2000           2001          2002
                                            --------      ---------     --------
                                                       (In thousands)

Revenues and other income:
    Kronos ...........................      $ 92,530      $ 93,393      $ 92,428
    Tioxide ..........................        93,366        94,009        93,833
    Interest .........................           578           303            53
                                            --------      --------      --------
                                             186,474       187,705       186,314
                                            --------      --------      --------

Cost and expenses:
    Cost of sales ....................       186,045       187,295       185,946
    General and administrative .......           429           410           368
                                            --------      --------      --------

                                             186,474       187,705       186,314
                                            --------      --------      --------

      Net income .....................      $   --        $   --        $   --
                                            ========      ========      ========



Note 8 - Accounts payable and accrued liabilities:

                                                              December 31,
                                                     ---------------------------
                                                        2001              2002
                                                     --------           --------
                                                            (In thousands)

Accounts payable .........................           $ 95,837           $ 89,602
                                                     --------           --------
Accrued liabilities:
   Employee benefits .....................             22,488             27,042
   Other .................................             34,308             31,613
                                                     --------           --------

                                                       56,796             58,655
                                                     --------           --------

                                                     $152,633           $148,257
                                                     ========           ========

Note 9 - Other noncurrent liabilities:

                                                              December 31,
                                                       -------------------------
                                                         2001              2002
                                                       -------           -------
                                                             (In thousands)

Insurance claims expense ...................           $ 1,465           $ 1,480
Employee benefits ..........................             3,476             4,025
Environmental costs ........................             5,662             5,921
Other ......................................             2,130             2,316
                                                       -------           -------
                                                       $12,733           $13,742
                                                       =======           =======

Note 10 - Notes payable and long-term debt:

                                                                December 31,
                                                           ---------------------
                                                              2001       2002
                                                           --------     --------
                                                                (In thousands)

Notes payable - Kronos International, Inc.
 and subsidiaries ....................................     $ 46,201     $   --
                                                           ========     ========
Long-term debt:
   Kronos International, Inc. and subsidiaries:
     8.875% Senior Secured Notes .....................     $   --       $296,942
     Revolving credit facility .......................         --         27,077
     Other ...........................................        2,498        1,887
                                                           --------     --------
                                                              2,498      325,906
Less current maturities ..............................        1,033        1,298
                                                           --------     --------

                                                           $  1,465     $324,608
                                                           ========     ========

     Notes payable at December 31, 2001, consisted of (euro)27 million ($24.0 million) and NOK 200 million ($22.2 million). Notes payable totaling $53.2 million were repaid on June 28, 2002 with proceeds from the new European Credit Facility discussed below and available cash, and the agreements were terminated.


     In June 2002 Kronos International, Inc. ("KII"), a wholly owned subsidiary of Kronos, issued (euro)285 million ($280 million when issued and $297 million at December 31, 2002) principal amount of 8.875% Senior Secured Notes (the "Notes") due 2009. The Notes are collateralized by first priority liens on 65% of the common stock or other equity interests of certain of KII's first-tier subsidiaries. The Notes are issued pursuant to an indenture which contains a number of covenants and restrictions which, among other things, restricts the ability of KII and its subsidiaries to incur debt, incur liens, pay dividends or merge or consolidate with, or sell or transfer all or substantially all of their assets to another entity. In addition, the indenture contains customary cross-default provisions with respect to other debt and obligations of KII or its subsidiaries. The Notes are redeemable, at KII's option, on or after December 30, 2005 at redemption prices ranging from 104.437% of the principal amount, declining to 100% on or after December 30, 2008. In addition, on or before June 30, 2005, KII may redeem up to 35% of its Notes with the net proceeds of a qualified public equity offering at 108.875% of the principal amount. In the event of a change of control of KII, as defined, KII would be required to make an offer to purchase its Notes at 101% of the principal amount. KII would also be required to make an offer to purchase a specified portion of its Notes at par value in the event KII generates a certain amount of net proceeds from the sale of assets outside the ordinary course of business, and such net proceeds are not otherwise used for specified purposes within a specified time period. At December 31, 2002 and June 30, 2003, KII was in compliance with all the covenants, and the quoted market price of the Notes at December 31, 2002 was (euro)1,010 per (euro)1,000 principal amount. The Notes require cash interest payments on June 30 and December 30, commencing on December 30, 2002. KII completed an exchange offer on November 18, 2002 to exchange the Notes for registered publicly traded notes that have substantially identical terms as the Notes.

     In June 2002 KII's operating subsidiaries in Germany, Belgium and Norway (the "European Borrowers"), entered into a three-year (euro)80 million secured revolving credit facility ("European Credit Facility"). The European Credit Facility is available in multiple currencies, including U.S. dollars, euros and Norwegian kroner. In addition, the European Credit Facility has a (euro)5.0 million sub limit available for issuance of letters of credit. As of December 31, 2002, (euro)15 million ($15.6 million) and NOK 80 million ($11.5 million) were outstanding under the European Credit Facility and (euro)1.8 million ($1.8 million) of letters of credit was also outstanding under the European Credit Facility. At December 31, 2002, approximately (euro)52 million (approximately $54 million) was available for additional borrowings. Borrowings bear interest at the applicable interbank market rate plus 1.75%. As of December 31, 2002, the interest rate was 4.80% and 8.86% on the euro and Norwegian kroner borrowings, respectively, and the weighted average interest rate was 6.51%.


     In March 2003 the Company borrowed (euro)15 million ($16.1 million when borrowed) under the European Credit Facility. In April 2003 the Company repaid NOK 80 million (approximately $11 million when repaid) under the European Credit Facility.


     The European Credit Facility is collateralized by accounts receivable and inventory of the European Borrowers, plus a limited pledge of certain other assets of the Belgian borrower. The European Credit Facility contains, among others, various restrictive covenants, including restrictions on incurring liens, asset sales, additional financial indebtedness, mergers, investments and acquisitions, transactions with affiliates and dividends. In addition, the European Credit Facility contains customary cross-default provisions with respect to other debt and obligations of the European Borrowers, KII and its other subsidiaries. The European Borrowers were in compliance with all the covenants as of December 31, 2002 and June 30, 2003.


     Under the cross-default provisions of the Notes, the Notes may be accelerated prior to their stated maturity if KII or any of KII's subsidiaries default under any other indebtedness in excess of $20 million due to a failure to pay such other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under such other indebtedness). Under the cross-default provisions of the European Credit Facility, any outstanding borrowings under the European Credit Facility may be accelerated prior to their stated maturity if the European Borrowers or KII default under any other indebtedness in excess of (euro)5 million due to a failure to pay such other indebtedness at its due date (including any due date that arises prior to the stated maturity as a result of a default under such other indebtedness). In the event the cross-default provisions of either the Notes or the European Credit Facility become applicable, and such indebtedness is accelerated, the Company would be required to repay such indebtedness prior to their stated maturity.


     In September 2002 the Company's U.S. operating subsidiaries (the "U.S. Borrowers") entered into a three-year $50 million asset-based revolving credit facility ("U.S. Credit Facility"). Under the terms of the U.S. Credit Facility, the amount available for borrowing is based on a formula-derived borrowing base using eligible accounts receivable and eligible inventory and is subject to maintaining $5 million of minimum excess availability ("Borrowing Availability"). The maximum amount available under the U.S. Credit Facility is $45 million. Borrowings bear interest at either prime rate or eurodollar rates plus a margin spread based on average excess availability under the U.S. Credit Facility or certain levels of EBITDA (as defined) of the U.S. Borrowers. Margin spreads range from 0.25% to 1.00% for prime rate borrowings and 2.00% to 2.75% for eurodollar rate borrowings. The U.S. Credit Facility is available for future working capital requirements and general corporate purposes of the U.S. Borrowers, including dividend distributions. The U.S. Credit Facility is collateralized by accounts receivable, inventory and certain fixed assets of the U.S. Borrowers. The U.S. Credit Facility contains, among other things, various restrictive and financial covenants including restrictions on incurring liens, asset sales, mergers, and minimum EBITDA (as defined) of the U.S. Borrowers and Kronos. The U.S. Borrowers were in compliance with all the covenants as of December 31, 2002 and June 30, 2003. As of December 31, 2002 and June 30, 2003, no borrowings were outstanding under the U.S. Credit Facility and Borrowing Availability was approximately $45 million and approximately $45 million, respectively.

     Deferred financing costs of $10.7 million for the Notes, the European Credit Facility and the U.S. Credit Facility are being amortized over the life of the respective agreements and are included in other noncurrent assets as of December 31, 2002.

     Unused lines of credit available for borrowing under the Company's non-U.S. credit facilities approximated $57 million at December 31, 2002 (including approximately $54 million under the European Credit Facility of which approximately $3.2 million is available for letters of credit).

     The aggregate maturities of long-term debt at December 31, 2002 are shown in the table below.

Years ending December 31,                                            Amount
-------------------------                                       ---------------
                                                                 (In thousands)

         2003                                                      $      1,298
         2004                                                               279
         2005                                                            27,224
         2006                                                               145
         2007                                                                18
         2008 and thereafter                                            296,942
                                                                   ------------
                                                                   $    325,906
                                                                   ============

Note 11 - Notes receivable from and payable to affiliates:

                                                               December 31,
                                                         -----------------------
                                                            2001          2002
                                                         ---------      --------
                                                               (In thousands)

Notes receivable from affiliates:
   Variable rate - NL .............................       $   --         $44,600
                                                          ========       =======
Notes payable to affiliates:
   11.75% First-Tier Senior Mirror Note ...........       $194,000       $  --
   Revolving credit facility ......................           --          44,600
                                                          --------       -------

                                                          $194,000       $44,600
                                                          ========       =======

Notes receivable from affiliates


     At December 31, 2002, the Company had $44.6 million of loans outstanding to NL under the terms of a $55 million revolving credit facility entered into with NL during 2002. The loan bore interest at U.S. LIBOR plus 1.75% (3.1% at December 31, 2002), with interest payable quarterly, and all principal was due on December 31, 2005. This note receivable from NL is included in noncurrent assets at December 31, 2002, as settlement of the note was currently contemplated within the foreseeable future. During the first six months of 2003, NL repaid a net $19.7 million to the Company. In June 2003 the Company distributed the remaining $24.9 million of notes receivable from affiliate to NL in the form of a noncash dividend. The revolving credit agreement with NL was terminated on June 30, 2003.


Notes payable to affiliates

     NL had $194 million of 11.75% Senior Secured Notes due 2003 (the "NL Notes") at December 31, 2001. The Company had a First-Tier Senior Mirror Note (the "Mirror Note") payable to NL. The terms of the Mirror Note were identical to the terms of the NL Notes with respect to the maturity dates and interest rates with interest paid semi-annually. The Mirror Note was collateralized by a first priority lien on the common stock of KII and another subsidiary of the Company, as well as the Company's Second-Tier Senior Mirror Note ("Second-Tier Mirror Note") receivable from KII, the terms of which were identical to the terms of the Mirror Note. The Second-Tier Mirror Note was eliminated in the Company's consolidated financial statements. The NL Notes were collateralized by a first priority lien on the common stock of Kronos, the Mirror Note and other collateral pledged by NL.

     On March 22, 2002, NL redeemed $25 million principal amount of the NL Notes at the current call price of 100%, and Kronos concurrently repaid $25 million principal amount of the Mirror Notes. In addition, immediately following the closing of the Notes offering (see Note 10), the Company effectively loaned to NL sufficient funds for NL to redeem in full the remaining $169 million principal amount of the NL Notes. In accordance with the terms of the indenture governing the NL Notes, on June 28, 2002, NL irrevocably placed on deposit with the trustee funds in an amount sufficient to pay in full the redemption price plus all accrued and unpaid interest due on the July 28, 2002 redemption date. Immediately thereafter, NL was released from its obligations under such indenture, the indenture was discharged and all collateral was released to NL. Because NL had been released as being the primary obligor under the indenture as of June 30, 2002, the NL Notes were derecognized as of that date along with the funds placed on deposit with the trustee to effect the July 28, 2002 redemption. The Company recognized a loss on the early extinguishment of debt of approximately $1.5 million in the second quarter of 2002, consisting primarily of the interest on the Mirror Note for the period from July 1 to July 28, 2002. Such loss was recognized as a component of interest expense. The Mirror Note was deemed repaid in accordance with the terms and conditions of such agreement, and the agreement was canceled.

     At December 31, 2002, the Company had $44.6 million outstanding of loans from NL Environmental Management Services, Inc. ("EMS"), a majority-owned subsidiary of NL, under the terms of a $55 million revolving credit facility entered into with EMS in 2002. The loan bore interest at U.S. LIBOR plus 1.75% (3.1% at December 31, 2002), with interest payable quarterly, and all principal was due on December 31, 2005. During the first six months of 2003, the Company repaid this outstanding balance in full, and the revolving credit agreement with EMS was terminated on June 30, 2003.

Note 12 - Employee benefit plans:


Company-sponsored pension plans

     The Company maintains various defined benefit and defined contribution pension plans covering substantially all employees as well as certain former employees and retirees of certain business units formerly operated by the Company. Non-U.S. employees are covered by plans in their respective countries and a majority of U.S. employees are eligible to participate in a contributory savings plan. The Company amended its defined benefit pension plans in Belgium and Norway in 2002 to exclude the admission of new employees to the plans. New employees of these particular locations are eligible to participate in Company-sponsored defined contribution plans.

     The Company contributes to eligible U.S. employees' accounts an amount equal to approximately 4% (in each of 2000, 2001 and 2002) of the employee's annual eligible earnings and partially matches employee contributions to the U.S. contributory savings plan. The Company also has a nonqualified defined contribution plan covering certain U.S. executives, and participants receive benefits based on a formula involving eligible earnings. The Company's expense related to the U.S. plans was $.3 million in 2000, $.4 million in 2001 and $.2 million in 2002.

     Certain actuarial assumptions used in measuring the defined benefit pension assets, liabilities and expenses are presented below.

                                                                                 December 31,
                                                        ---------------------------------------------------------------
                                                              2000                   2001                  2002
                                                        -----------------      -----------------     ------------------
                                                                                (Percentages)

Discount rate                                               6.0 to 7.8            5.8 to 7.3             5.5 to 7.0
Rate of increase in future compensation levels              3.0 to 4.5            2.8 to 4.5             2.5 to 4.5
Long-term rate of return on plan assets                     7.0 to 9.0            6.8 to 8.5             6.8 to 8.5

     Plan assets are comprised primarily of investments in U.S. and non-U.S. corporate equity and debt securities, short-term investments, mutual funds and group annuity contracts.

     SFAS No. 87, "Employers' Accounting for Pension Costs" requires that an additional pension liability be recognized when the unfunded accumulated pension benefit obligation exceeds the unfunded accrued pension liability. Variances from actuarially assumed rates will change the actuarial valuation of accrued pension liabilities, pension expense and funding requirements in future periods.

     The components of the net periodic defined benefit pension cost are set forth below.

                                                             Years ended December 31,
                                                        --------------------------------
                                                           2000        2001        2002
                                                        ---------   ---------   --------
                                                                  (In thousands)

Net periodic pension cost:
Service cost benefits ...............................   $  3,836    $  3,743    $  4,278
Interest cost on projected benefit obligation ("PBO")     12,196      12,751      13,641
Expected return on plan assets ......................    (12,553)    (12,635)    (12,778)
Amortization of prior service cost ..................        238         201         307
Amortization of net transition obligation ...........        586         563         570
Recognized actuarial losses .........................        196         399       1,126
                                                        --------    --------    --------
                                                        $  4,499    $  5,022    $  7,144
                                                        ========    ========    ========

     The funded status of the Company's defined benefit pension plans is set forth below.


                                                             December 31,
                                                     --------------------------
                                                        2001            2002
                                                     ---------        ---------
                                                            (In thousands)

Change in PBO:
Beginning of year ............................       $ 207,609        $ 218,162
Service cost .................................           3,743            4,278
Interest .....................................          12,751           13,641
Participant contributions ....................           1,005            1,056
Amendments ...................................           1,819             --
Actuarial loss (gain) ........................           7,340           (5,178)
Benefits paid ................................         (12,972)         (13,936)
Change in currency exchange rates ............          (3,133)          36,436
                                                     ---------         --------
 End of year .................................         218,162          254,459
                                                     ---------         --------

                                                            December 31,
                                                     --------------------------
                                                        2001            2002
                                                     ---------        ---------
                                                            (In thousands)

Change in fair value of plan assets:
    Beginning of year                                  175,773          168,155
    Actual return on plan assets                         2,984           (2,054)
    Employer contributions                               7,354            9,010
    Participant contributions                            1,005            1,056
    Benefits paid                                      (12,972)          (13,936)
    Change in currency exchange rates                   (5,989)           27,705
                                                     ---------         --------

     End of year                                       168,155           189,936
                                                     ---------         --------

                                                             December 31,
                                                     --------------------------
                                                        2001            2002
                                                     ---------        ---------
                                                            (In thousands)

Funded status at year end:
    Plan assets less than PBO                        $ (50,007)       $  (64,523)
    Unrecognized actuarial loss                         40,316            55,807
    Unrecognized prior service cost                      4,371             4,881
    Unrecognized net transition obligation               4,536             5,247
                                                     ---------         --------

                                                     $    (784)       $    1,412
                                                     =========        ==========
Amounts recognized in the balance sheet:
    Prepaid pension cost                             $  16,043        $   17,572
    Accrued pension cost:
     Current                                            (5,682)           (6,677)
     Noncurrent                                        (25,558)          (33,098)
    Unrecognized net pension obligations                 5,901              5,561
    Accumulated other comprehensive loss                 8,512             18,054
                                                     ---------         --------

                                                     $    (784)       $    1,412
                                                     =========        ==========

     Selected information related to the Company's defined benefit pension plans that have accumulated benefit obligations in excess of fair value of plan assets is presented below. At December 31, 2001 and 2002, 100% and 94%, respectively, of the projected benefit obligations of such plans relate to non-U.S. plans.



                                                              December 31,
                                                       -------------------------
                                                         2001              2002
                                                       --------         --------
                                                             (In thousands)

Projected benefit obligation .................         $167,825         $204,398
Accumulated benefit obligation ...............          150,716          184,314
Fair value of plan assets ....................          119,340          142,612

Incentive bonus programs

     Certain employees are eligible to participate in the Company's various incentive bonus programs. The programs provide for annual payments, which may be in the form of cash or NL common stock. The amount of the annual payment paid to an employee, if any, is based on formulas involving the profitability of Kronos in relation to the annual operating plan and, for most of these employees, individual performance.

Postretirement benefits other than pensions

     In addition to providing pension benefits, the Company currently provides certain health care and life insurance benefits for eligible retired employees. Certain of the Company's Canadian employees may become eligible for such postretirement health care and life insurance benefits if they reach retirement age while working for the Company. In 1989 the Company began phasing out such benefits for active U.S. employees over a ten-year period and U.S. employees retiring after 1998 are not entitled to any such benefits. The majority of all retirees are required to contribute a portion of the cost of their benefits and certain current and future retirees are eligible for reduced health care benefits at age 65. The Company's policy is to fund medical claims as they are incurred, net of any contributions by the retirees.

     For measuring the OPEB liability at December 31, 2002, the expected rate of increase in health care costs is 9% in 2003 decreasing to 5.5% in 2007 and thereafter. Other weighted-average assumptions used to measure the liability and expense are presented below.

                                                               December 31,
                                                          ----------------------
                                                          2000     2001     2002
                                                          ----     ----     ----
                                                               (Percentages)

Discount rate .......................................      7.3      7.0      6.5
Long-term rate for compensation increases ...........      6.0      6.0      6.0
Long-term rate of return on plan assets .............      7.7      7.7      6.0

     Variances from actuarially assumed rates will change accrued OPEB liabilities, net periodic OPEB expense and funding requirements in future periods. If the health care cost trend rate was increased (decreased) by one percentage point for each year, postretirement benefit expense would have increased approximately $.1 million (decreased by $.1 million) in 2002, and the projected benefit obligation at December 31, 2002 would have increased by approximately $.8 million (decreased by $.6 million).

     The components of the Company's net periodic postretirement benefit cost are set forth below.

                                                    Years ended December 31,
                                              ----------------------------------
                                                2000        2001          2002
                                              -------     --------      --------
                                                        (In thousands)

Net periodic OPEB cost (benefit):
Service cost benefits ...................     $    84      $    94      $   103
Interest cost on PBO ....................         973          924          660
Expected return on plan assets ..........         (66)         (66)        --
Amortization of prior service cost ......      (1,055)      (1,055)      (1,055)
Recognized actuarial losses .............          24           27           27
                                              -------      -------      -------

                                              $   (40)     $   (76)     $  (265)
                                              =======      =======      =======

                                                               December 31,
                                                        ------------------------
                                                          2001            2002
                                                        ---------      ---------
                                                              (In thousands)

Change in PBO:
    Beginning of year ............................      $ 13,498       $ 11,407
    Service cost .................................            94            103
    Interest cost ................................           924            660
    Actuarial losses (gains) .....................        (1,694)           103
    Release of insurance obligations .............          --             (787)
    Benefits paid:
     Company funds ...............................        (1,006)          (985)
     Plan assets .................................          (264)          --
    Change in currency exchange rates ............          (145)            32
                                                        --------       --------

     End of year .................................        11,407         10,533
                                                        --------       --------

Change in fair value of plan assets:
    Beginning of year ............................           850            787
    Actual return on plan assets .................            47           --
    Employer contributions .......................           154           --
    Benefits paid ................................          (264)          --
    Release of insurance obligations .............          --             (787)
                                                        --------       --------

     End of year .................................           787           --
                                                        --------       --------

Funded status at year end:
    Plan assets less than PBO ....................       (10,620)       (10,533)
    Unrecognized actuarial gain ..................          (421)          (335)
    Unrecognized prior service cost ..............        (3,280)        (2,225)
                                                        --------       --------

                                                        $(14,321)      $(13,093)
                                                        ========       ========

Amounts recognized in the balance sheet:
    Current ......................................      $ (1,285)      $ (1,287)
    Noncurrent ...................................       (13,036)       (11,806)
                                                        --------       --------

                                                        $(14,321)      $(13,093)
                                                        ========       ========

     Based on communications with a certain insurance provider of retiree benefits, and consultations with the Company's actuaries, the Company has been released from certain life insurance retiree benefit obligations totaling $.8 million as of December 31, 2002 through the use of an equal amount of plan assets.

Note 13 - Common stock and notes receivable from affiliates:


Common stock options

     The NL Industries, Inc. 1998 Long-Term Incentive Plan ("NL Option Plan") provides for the discretionary grant of restricted common stock, stock options, stock appreciation rights ("SARs") and other incentive compensation to officers and other key employees of the Company. Although certain stock options granted pursuant to a similar plan which preceded the NL Option Plan ("Predecessor Option Plan") remain outstanding at December 31, 2002, no additional options may be granted under the Predecessor Option Plan.

     Up to five million shares of NL common stock may be issued pursuant to the NL Option Plan and, at December 31, 2002, 3,651,000 shares were available for future grants. The NL Option Plan provides for the grant of options that qualify as incentive options and for options which are not so qualified. Generally, stock options and SARs (collectively, "options") are granted at a price equal to or greater than 100% of the market price at the date of grant, vest over a five year period and expire ten years from the date of grant. Restricted stock, forfeitable unless certain periods of employment are completed, is held in escrow in the name of the grantee until the restriction period expires. No SARs have been granted under the NL Option Plan.

     Changes in outstanding options granted to certain employees of the Company pursuant to the NL Option Plan and the Predecessor Option Plan are summarized in the table below.

                                                                                Weighted-
                                                                                 average
                                                            Amount     Weighted-  fair
                                           Exercise price   payable    average   value
                                             per share        upon    exercise  at grant
                                  Shares    Low     High    exercise   price     date
                                  ------   ------- ------   --------  --------  ---------
                                         (In thousands, except per share amounts)

Outstanding at December 31, 1999    800    $ 5.00   $24.19  $ 12,659   $ 15.82

    Granted ....................    184     14.25    14.25     2,622     14.25  $ 4.83
    Exercised ..................   (193)     5.00    17.97    (2,034)    10.53
    Forfeited ..................   (150)    24.19    24.19    (3,628)    24.19
                                  -----    ------   ------   -------   -------
Outstanding at December 31, 2000    641      5.00    21.97     9,619     15.01

    Granted ....................    216     20.11    20.51     4,344     20.11  $ 7.52
    Exercised ..................     (6)    11.28    14.25       (70)    12.43
                                  -----    ------   ------   -------   -------

Outstanding at December 31, 2001    851      5.00    21.97    13,893     16.33

    Exercised ..................   (192)     5.00    15.19    (2,715)    14.16
                                  -----    ------   ------   -------   -------

Outstanding at December 31, 2002    659    $ 8.69   $21.97  $ 11,178  $  16.96
                                  =====    ======   ======   =======   =======

     At December 31, 2000,  2001 and 2002 options to purchase  140,700,  261,000 and 240,400 shares, respectively, were exercisable and options to purchase 184,000 shares become exercisable in 2003. Of the exercisable options, options to purchase 114,000 shares at December 31, 2002 had exercise prices less than NL's December 31, 2002 quoted market price of $17.00 per share. Outstanding options at December 31, 2002 expire at various dates through 2011.



     The  following  table   summarizes  NL's  stock  options   outstanding  and
exercisable that were held by certain employees of the Company as of December 31, 2002 by price range.

                               Options outstanding                                       Options exercisable
--------------------------------------------------------------------------------     ---------------------------
                                                         Weighted-
                                                          average      Weighted-                        Weighted-
                                       Outstanding       remaining      average       Exercisable         average
             Range of                      at           contractual    exercise            at            exercise
          exercise prices               12/31/02           life          price         12/31/02            price
---------------------------------    --------------   -------------- ------------   ---------------  -------------


    $   7.26   -    $    9.68             2,000             1.1    $       8.69          2,000      $       8.69
        9.68   -        12.09            68,900             5.4           11.47         47,500             11.56
       12.09   -        14.51           198,700             6.5           14.03         52,500             14.14
       14.51   -        16.93            25,200             4.8           15.46         12,000             15.75
       16.93   -        19.35            84,400             4.6           17.87         70,400             17.85
       19.35   -        21.77           250,000             7.7           20.11         32,000             20.10
       21.77   -        24.19            30,000             5.1           21.97         24,000             21.97
                                      ---------         -------    ------------       --------      ------------

                                        659,200             6.5    $      16.96        240,400      $      16.33
                                      =========         =======    ============       ========      ============

     The pro forma information included in Note 2 required by SFAS No. 123 is based on an estimation of the fair value of options issued subsequent to January 1, 1995. No options were granted in 2002. The fair values of employee stock options were calculated using the Black-Scholes stock option valuation model with the following weighted average assumptions for grants in 2000 and 2001: stock price volatility of 48% and 46% in 2000 and 2001, respectively; risk-free rate of return of 5% in each of 2000 and 2001; dividend yield of 4.9% in 2000 and 4.0% in 2001; and an expected term of 9 years in each of 2000 and 2001. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.


Notes receivable from affiliates - contra equity

     Certain long-term notes receivable from affiliates were included as a component of equity in accordance with GAAP, as settlement of the affiliate notes receivable balances was not currently contemplated within the foreseeable future. The notes are summarized in the following table.

                                                            December 31,
                                                    ---------------------------
                                                      2001               2002
                                                    --------       ------------
                                                           (In thousands)
Notes receivable from NL:
8.7% Fixed rate .............................       $106,783       $        --
6.0% Fixed rate euro-denominated ............        286,363                --
Variable rate ...............................        262,772                --
                                                    --------       -----------
                                                    $655,918       $        --
                                                    ========       ===========


     The 8.7% fixed-rate note receivable from NL originally matured in 2008 with interest payable quarterly. The 6% fixed-rate euro-denominated note receivable from NL originally matured in 2010 with interest payable monthly. The 6% fixed-rate euro-denominated note receivable from NL was established in 2001 as a result of a series of noncash transactions between KII, NL and the Company. Variable-rate notes receivable consisted of eight individual notes from NL of which five originally matured in 2003 and three originally matured in 2010, with interest rates ranging from U.S. LIBOR plus .625% to U.S. LIBOR plus 1.625% (2.5875% to 3.5875% at December 31, 2001) payable semi-annually. In July 2002 the Company distributed its affiliate notes receivable to NL totaling $711.1 million in the form of a noncash dividend.

     The Company periodically converted interest receivable from affiliates to notes receivable from affiliates. For the years ended 2000, 2001 and 2002, the interest transferred to notes receivable from affiliates totaled $21.6 million, $22.2 million and $20.6 million, respectively.

     Cash flows related to such loans made to affiliates included in contra equity were reflected in "Other capital transactions with affiliates, net" in the accompanying consolidated statement of cash flows.

Note 14 - Income taxes:

     The components of (i) income from continuing operations before income taxes and minority interest ("pretax income"), (ii) the difference between the provision for income taxes attributable to pretax income and the amounts that would be expected using the U.S. federal statutory income tax rate of 35%, (iii) the provision for income taxes and (iv) the comprehensive tax provision are presented below.


                                                                                        Six months ended
                                                      Years ended December 31,               June 30,
                                                ----------------------------------    ----------------------
                                                   2000        2001         2002        2002        2003
                                                ---------    ---------   ----------   -------     ----------
                                                                                           (Unaudited)
                                                                       (In thousands)

Pretax income (loss):
    U.S .....................................   $  33,675    $  34,167    $ 24,273    $ 15,886    $  9,141
    Non-U.S .................................     162,203      154,064      67,546      39,397      42,691
                                                ---------    ---------    --------    --------    --------
                                                $ 195,878    $ 188,231    $ 91,819    $ 55,283    $ 51,832
                                                =========    =========    ========    ========    ========
Expected tax expense ........................   $  68,557    $  65,880    $ 32,137    $ 19,349    $ 18,141
Non-U.S. tax rates ..........................      (6,462)      (7,069)     (3,238)       (702)       (366)
Resolution of German income tax audits ......      (5,500)        --          --          --          --
Change in valuation allowance:
    Corporate restructuring in Germany and
     other ..................................        --        (23,247)       --          --          --
    Recognition of certain deductible tax
     attributes which previously did not meet
     the "more-likely-than-not" recognition
     criteria ...............................        (375)        --        (1,808)     (3,027)       (106)
Incremental tax on income of companies not
    included in the NL Tax Group ............       1,943          451         548         202          71
Refund of prior-year German taxes ...........        --           --          --          --       (24,564)
Rate change adjustment of deferred taxes ....       5,695         --        (2,332)       --          --
U.S. state income taxes .....................         595          542          43          43         204
Tax contingency reserve adjustments, net ....         252       (3,423)        193      (1,083)       --
Other, net ..................................         920          625         (43)        163         (54)
                                                ---------    ---------    --------    --------    --------

     Income tax expense (benefit) ...........   $  65,625    $  33,759    $ 25,500    $ 14,945    $ (6,674)
                                                =========    =========    ========    ========    ========

                                                                                                        Six months ended
                                                                        Years ended December 31,             June 30,
                                                                  ----------------------------------    ------------------
                                                                     2000         2001       2002         2002       2003
                                                                  ---------    ---------    --------    --------  --------

                                                                                            (In thousands)

Provision for income taxes:
     Current income tax expense (benefit):
        U.S. federal ...........................................   $  7,274    $  8,467    $  4,281    $  2,657    $  4,017
        U.S. state .............................................        595         542          43          43         204
        Non-U.S ................................................     45,855      28,992      10,421       4,852     (16,747)
                                                                   --------    --------    --------    --------    --------
                                                                     53,724      38,001      14,745       7,552     (12,526)
                                                                   --------    --------    --------    --------    --------
    Deferred income tax expense (benefit):
        U.S. federal ...........................................      4,569       4,021       5,203       1,822        (861)
        U.S. state .............................................       --          --          --          --          --
        Non-U.S ................................................      7,332      (8,263)      5,552       5,571       6,713
                                                                   --------    --------    --------    --------    --------

                                                                     11,901      (4,242)     10,755       7,393       5,852
                                                                   --------    --------    --------    --------    --------

                                                                   $ 65,625    $ 33,759    $ 25,500    $ 14,945    $ (6,674)
                                                                   ========    ========    ========    ========    ========

Comprehensive provision (benefit) for income taxes allocable to:
    Pretax income ..............................................   $ 65,625    $ 33,759    $ 25,500    $ 14,945    $ (6,674)
    Other comprehensive income (loss):
        Pension liabilities ....................................       --        (2,160)     (2,882)       --          --
                                                                   --------    --------    --------    --------    --------

                                                                   $ 65,625    $ 31,599    $ 22,618    $ 14,945    $ (6,674)
                                                                   ========    ========    ========    ========    ========

     The components of the net deferred tax liability are summarized below:


                                                                             December 31,
                                                        --------------------------------------------------
                                                                   2001                     2002
                                                        ------------------------   -----------------------
                                                               Deferred tax             Deferred tax
                                                        ------------------------   -----------------------
                                                           Assets    Liabilities    Assets     Liabilities
                                                        ----------   -----------   ---------   -----------
                                                                            (In thousands)

Tax effect of temporary differences relating to:
    Inventories .....................................   $   3,202    $  (2,849)   $   3,427    $  (3,302)
    Property and equipment ..........................      42,721      (54,432)      43,868      (59,058)
    Accrued postretirement benefits cost ............       4,953         --          4,516         --
    Accrued (prepaid) pension cost ..................       1,473      (21,665)       3,043      (24,785)
    Other accrued liabilities and deductible
     differences ....................................      11,993         --          9,627         --
    Other taxable differences .......................        --        (26,591)        --        (35,291)
Tax on unremitted earnings of non-U.S. subsidiaries .        --         (3,933)        --         (4,156)
Tax loss and tax credit carryforwards ...............     106,067         --        139,674         --
Valuation allowance .................................    (121,681)        --       (153,678)        --
                                                         --------     --------     --------    ---------

     Gross deferred tax assets (liabilities) ........      48,728     (109,470)      50,477     (126,592)

Reclassification, principally netting by tax
  jurisdiction ......................................     (43,402)      43,402      (44,139)      44,139
                                                         --------     --------     --------    ---------

    Net total deferred tax assets (liabilities) .....       5,326      (66,068)       6,338      (82,453)
    Net current deferred tax assets (liabilities) ...       4,640       (1,530)       4,404       (3,219)
                                                         --------     --------     --------    ---------

    Net noncurrent deferred tax assets (liabilities)$         686    $ (64,538)   $   1,934    $ (79,234)
                                                         ========    =========    =========    =========

     Changes in the Company's deferred income tax valuation allowance are summarized below.

                                                                             Years ended December 31,
                                                                      -------------------------------------
                                                                          2000         2001         2002
                                                                      ----------    ----------   ----------
                                                                                     (In thousands)

Balance at the beginning of year ...................................   $ 196,630    $ 155,572    $ 121,681

   Recognition of certain deductible tax attributes which previously
     did not meet the "more-likely-than-not" recognition criteria ..        (375)     (23,247)      (1,808)
   Offset to the change in gross deferred income tax assets due principally to redeterminations of certain tax attributes and
     implementation of certain tax planning strategies .............     (24,955)      (3,157)      12,187
   Foreign currency translation ....................................     (15,728)      (7,487)      21,618
                                                                       ---------    ---------    ---------

Balance at the end of year .........................................   $ 155,572    $ 121,681    $ 153,678
                                                                       =========    =========    =========

     A reduction in the German "base" income tax rate from 30% to 25%, enacted in October 2000, became effective January 1, 2001. The reduction in the German income tax rate resulted in $5.7 million of additional deferred income tax expense in the fourth quarter of 2000 due to a reduction of the Company's deferred income tax asset related to certain German tax attributes.

     A reduction in the Belgian income tax rate from 40.17% to 33.99%, enacted in December 2002, became effective January 1, 2003. The reduction in the Belgian income tax rate resulted in a $2.3 million decrease in deferred income tax expense in the fourth quarter of 2002 due to a reduction of the Company's deferred income tax liabilities related to certain Belgian temporary differences.

     Certain of the Company's tax returns in various U.S. and non-U.S. jurisdictions are being examined and tax authorities have proposed or may propose tax deficiencies, including penalties and interest.


     In 2002 the Company received a notification from the Norwegian tax authorities of their intent to assess tax deficiencies of approximately NOK 12.2 million ($1.7 million at December 31, 2002 and at June 30, 2003) relating to 1998 through 2000. The Company has objected to this proposed assessment in a written response to the Norwegian tax authorities.


     The Company has received preliminary tax assessments for the years 1991 to 1997 from the Belgian tax authorities proposing tax deficiencies, including related interest, of approximately (euro)10.1 million ($10.5 million at December 31, 2002 and $11.6 million at June 30, 2003). The Company has filed protests to the assessments for the years 1991 to 1997. The Company is in discussions with the Belgian tax authorities and believes that a significant portion of the assessments is without merit.


     In April 2003 the Company received a notification from the Belgian tax authorities of their intent to assess a tax deficiency related to 1999. The anticipated assessment, including interest, is expected to approximate
(euro)13.1 million ($15.0 million at June 30, 2003). The Company believes the proposed assessment related to 1999 is without merit and in April 2003 filed a written response in opposition to the notification of intent to assess.


     In the first  quarter  of 2003,  the  Company  was  notified  by the German
Federal Fiscal Court (the "Court") that the Court had ruled in the Company's favor concerning a claim for refund suit in which the Company sought refunds of prior taxes paid during the periods 1990 through 1997. The Company has filed certain amended German tax returns and expects to file additional amended German tax returns claiming such refunds for all years affected by the Court's decision, which is expected to result in an estimated total net refund of taxes and interest of approximately $40 million. Receipt of the German tax refunds is subject to satisfaction of various procedural requirements, including a review and acceptance of the amended German tax returns by the German tax authorities. Certain of these procedural requirements were satisfied in the second quarter of 2003 with respect to a portion of the refund claim, and in July 2003 the German tax authorities refunded the Company a portion of the total anticipated refund. The portion received in July was (euro)21.5 million ($24.6 million using June 30, 2003 exchange rates). The Company has reflected this tax refund in its second quarter 2003 results of operations. The Company expects to receive the remaining refunds over the next six to nine months, a portion of which may result in an additional income tax benefit.

     No assurance can be given that the Company's tax matters will be favorably resolved due to the inherent uncertainties involved in court and tax proceedings. The Company believes that it has provided adequate accruals for additional taxes and related interest expense which may ultimately result from all such examinations and believes that the ultimate disposition of such examinations should not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

     During the fourth quarter of 2001, the Company completed a restructuring of its German subsidiaries, and as a result recognized a $23.2 million net income tax benefit attributable to a decrease in the valuation allowance due to a change in estimate of the Company's ability to utilize certain German income tax attributes that did not previously meet the "more-likely-than-not" recognition criteria.


     At December 31, 2002 and at June 30, 2003, the Company had the equivalent of approximately $414 million and $470 million, respectively, of income tax loss carryforwards in Germany with no expiration date. However, the Company has provided a deferred tax valuation allowance against substantially all of these income tax loss carryforwards because the Company currently believes they do not meet the "more-likely-than-not" recognition criteria. In 2002 the German federal government proposed certain changes to its income tax law, including certain changes that would have imposed limitations on the annual utilization of income tax loss carryforwards. Such proposal, if enacted, would have significantly affected Kronos' 2003 and future income tax expense and cash tax payments. In April 2003 the German federal government passed a new tax law which does not contain the provision that would have restricted the utilization of tax loss carryforwards. Furthermore, the provisions contained in the new law are not expected to materially impact Kronos' income tax expense or cash tax payments. On August 1, 2003, the German federal government proposed new tax law amendments that, among other things, reintroduced the limitations on the annual utilization of income tax loss carryforwards, to become effective in 2004. There can be no assurance that these proposed law amendments will be enacted and, if enacted, when they would become effective. Such proposal, if enacted as proposed, would significantly affect the Company's future income tax expense and cash tax payments.


     At December 31, 2002 and June 30, 2003, the Company had net deferred tax liabilities of $ 76.1 million and $86.9 million, respectively. The Company operates in numerous tax jurisdictions, in certain of which it has temporary differences that net to deferred tax assets (before valuation allowance). The Company has provided a deferred tax valuation allowance of $153.7 million at December 31, 2002 and $166.0 million at June 30, 2003, principally related to Germany, partially offsetting deferred tax assets which the Company believes do not currently meet the "more-likely-than-not" recognition criteria.



Note 15 - Leverkusen fire and insurance claim:

     A fire on March 20, 2001 damaged a section of the Company's Leverkusen, Germany 35,000 metric ton sulfate-process TiO2 plant ("Sulfate Plant") and, as a result, production of TiO2 at the Leverkusen facility was halted. The fire did not enter the Company's adjacent 125,000 metric ton chloride-process TiO2 plant ("Chloride Plant"), but did damage certain support equipment necessary to operate that plant. The damage to the support equipment resulted in a temporary shutdown of the Chloride Plant.

     On April 8, 2001, repairs to the damaged support equipment were substantially completed and full production resumed at the Chloride Plant. The Sulfate Plant became approximately 50% operational in September 2001 and became fully operational in late October 2001. The damages to property and the business interruption losses caused by the fire were covered by insurance as noted below, but the effect on the financial results of the Company on a quarter-to-quarter basis was impacted by the timing and amount of insurance recoveries.



     The Company reached an agreement and settled the coverage claim involving the Leverkusen fire for $56.4 million during the fourth quarter of 2001 ($46.9 million received as of December 31, 2001, with the remaining $9.5 million received in January 2002), of which $27.3 million related to business interruption and $29.1 million related to property damage, clean-up costs and other extra expenses. The Company recognized a $17.5 million pre-tax gain in 2001 related to the property damage recovery after deducting $11.6 million of clean-up costs and other extra expenses incurred and the carrying value of assets destroyed in the fire. The $27.3 million of business interruption proceeds recognized in 2001 were allocated between other operating income, which reflects recovery of lost margin ($7.2 million) and as a reduction of cost of sales to offset unallocated period costs ($20.1 million). No additional recoveries related to the Leverkusen fire are expected to be received.




Note 16 - Other items:

     Advertising costs are expensed as incurred and were $1 million in each of 2000, 2001 and 2002.

     Research, development and certain sales technical support costs are expensed as incurred and approximated $6 million in each of 2000, 2001 and 2002.

     Interest capitalized in connection with long-term capital projects was nil in each of 2000, 2001 and 2002.


Note 17- Related party transactions:

     The  Company  may  be  deemed  to  be  controlled  by  Harold  C.  Simmons.
Corporations that may be deemed to be controlled by or affiliated with Mr. Simmons sometimes engage in (a) intercorporate transactions such as guarantees, management and expense sharing arrangements, shared fee arrangements, tax sharing agreements, joint ventures, partnerships, loans, options, advances of funds on open account, and sales, leases and exchanges of assets, including securities issued by both related and unrelated parties and (b) common investment and acquisition strategies, business combinations, reorganizations, recapitalizations, securities repurchases, and purchases and sales (and other acquisitions and dispositions) of subsidiaries, divisions or other business units, which transactions have involved both related and unrelated parties and have included transactions which resulted in the acquisition by one related party of a publicly held minority equity interest in another related party. While no transactions of the type described above are planned or proposed with respect to the Company other than as set forth in these financial statements, the Company continuously considers, reviews and evaluates, and understands that Contran, Valhi, NL and related entities consider, review and evaluate, such transactions. Depending upon the business, tax and other objectives then relevant, and restrictions under the indentures and other agreements, it is possible that the Company might be a party to one or more such transactions in the future.

     The Company is a party to various intercorporate services agreements ("ISA") with various related parties discussed below. Under the ISA's, employees of one company will provide certain management, tax planning, financial and administrative services to the other company on a fee basis. Such charges are based upon estimates of the time devoted by the employees of the provider of the services to the affairs of the recipient, and the compensation of such persons.


     The Company is a party to an intercorporate services agreement with NL ("NL ISA") whereby NL provides certain management, financial and administrative services to the Company on a fee basis. Intercorporate services fee expense related to the NL ISA was $5.0 million in 2000, $3.5 million in 2001, $3.7 million in 2002, and $1.8 million and $1.9 million in the first six months of 2002 and 2003, respectively. Following completion of NL's distribution of 48.7% of the outstanding shares of Kronos common stock to NL shareholders, Kronos expects that the NL ISA will be amended with terms similar to the original agreement.


     Purchases of TiO2 from LPC were $92.5 million in 2000, $93.4 million in 2001, $92.4 million in 2002, and $44.7 million and $53.6 million in the first six months of 2002 and 2003, respectively.


     Interest income from affiliates related to notes receivable from affiliates was $20.3 million in 2000, $33.4 million in 2001, $20.8 million in 2002, and $17.5 million and $.7 million in the first six months of 2002 and 2003, respectively. Interest expense to affiliates related to notes payable to affiliates was $29.0 million in 2000, $23.0 million in 2001, $12.3 million in 2002, and $12.2 million and $.7 million in the first six months of 2002 and 2003, respectively.


     Tall Pines Insurance Company ("Tall Pines"), Valmont Insurance Company ("Valmont") and EWI provide for or broker certain of the Company's, its joint venture's and its affiliates' insurance policies. Valmont and Tall Pines are wholly-owned by Valhi. A son-in-law of Mr. Simmons is the Chairman of the Board of EWI. Consistent with insurance industry practices, Tall Pines, Valmont and EWI receive commissions from the insurance and reinsurance underwriters for the policies that they provide or broker. The Company and its joint venture paid approximately $5.6 million, $9.7 million, $10.1 million in 2000, 2001, 2002, respectively, and $1.1 million in each of the first six months of 2002 and 2003, for policies provided or brokered by Tall Pines, Valmont and EWI. The premiums paid by affiliates (other than the Company and its joint venture) for policies provided or brokered by EWI was approximately $7.6 million in 2002, and approximately $1.5 million and $1.8 million in the first six months of 2002 and 2003, respectively. These amounts principally included payments for reinsurance and insurance premiums paid to unrelated third parties, but also included commissions paid to Tall Pines, Valmont and EWI. In the Company's opinion, the amounts that the Company paid for these insurance policies and the allocation among the Company and its affiliates of relative insurance premiums are reasonable and similar to those they could have obtained through unrelated insurance companies and/or brokers. The Company expects that these relationships with Tall Pines, Valmont and EWI will continue through 2003.

     During 2000 NL and an officer of both the Company and NL entered into an agreement whereby stock options held by the officer to purchase an aggregate of 100,000 shares of NL's common stock were exercised. On a net basis, NL made aggregate cash payments to the officer of approximately $1.3 million and NL charged the Company an equivalent amount for stock compensation expense. See
Note 2.

     During 2002 NL and an officer of both the Company and NL entered into an agreement whereby stock options held by the officer to purchase an aggregate of 160,400 shares of NL's common stock were exercised or canceled for value. On a net basis, NL made aggregate cash payments to the officer of approximately $.7 million, and NL charged the Company an equivalent amount for stock compensation expense. See Note 2.

     From time to time, the Company loans funds to related parties. See Notes 11 and 13. These loans permit the Company to earn a higher rate of return on cash not needed at the time for use in its operations than it could otherwise earn. While such loans are of a lesser credit quality than cash equivalent instruments otherwise available to the Company, the Company believes that it has evaluated the credit risks involved, and that those risks are reasonable and reflected in the terms of the loans.

     Amounts receivable from and payable to affiliates are summarized in the following table.


                                                   December 31,         June 30,
                                                 2001        2002         2003
                                               --------   ---------    ---------
                                                                       (Unaudited)
                                                         (In thousands)

Current receivable from affiliates:

     NL - income taxes ..................      $  --        $   978      $  --
     Other ..............................           47           54           62
                                               -------      -------      -------
                                               $    47      $ 1,032      $    62
                                               =======      =======      =======

Current payable to affiliates:

     NL .................................      $ 4,939      $   319      $   106
     NL - income taxes ..................           64         --          2,923
     LPC ................................        6,362        7,614        8,291
                                               -------      -------      -------

                                               $11,365      $ 7,933      $11,320
                                               =======      =======      =======

     Amounts payable to LPC are generally for the purchase of TiO2 (see Note 7), and amounts payable to NL principally relate to accrued interest on affiliate loans.


Note 18 - Commitments and contingencies:


Leases

     The Company leases, pursuant to operating leases, various manufacturing and office space and transportation equipment. Most of the leases contain purchase and/or various term renewal options at fair market and fair rental values, respectively. In most cases management expects that, in the normal course of business, leases will be renewed or replaced by other leases.

     Kronos' principal German operating subsidiary leases the land under its Leverkusen TiO2 production facility pursuant to a lease expiring in 2050. The
Leverkusen facility, with approximately one-third of Kronos' current TiO2 production capacity, is located within the lessor's extensive manufacturing complex. Rent for the Leverkusen facility is periodically established by agreement with the lessor for periods of at least two years at a time. Under a separate supplies and services agreement expiring in 2011, the lessor provides some raw materials, including chlorine and certain amounts of sulfuric acid, auxiliary and operating materials and utilities services necessary to operate the Leverkusen facility. Both the lease and the supplies and services agreements restrict the Company's ability to transfer ownership or use of the Leverkusen facility.

     Net rent expense aggregated $9 million in 2000, $8 million in 2001 and $10 million in 2002. At December 31, 2002, minimum rental commitments under the terms of noncancellable operating leases were as follows:

                                                 Real Estate         Equipment
                                                 -----------         ---------
                                                         (In thousands)
Years ending December 31,

                  2003                            $ 2,164            $2,232
                  2004                              2,116             1,643
                  2005                              1,692               984
                  2006                              1,424               382
                  2007                              1,414               174
                  2008 and thereafter              18,110               692
                                                  -------            ------
                                                  $26,920            $6,107
                                                  =======            ======


     Approximately $16.5 million of the $26.9 million real estate minimum rental commitment is attributable to the Leverkusen, Germany facility. The minimum commitment is determined by taking the current annual rental rate in effect at December 31, 2002 and extending out the annual rate to the year 2050.


Purchase commitments

     The Company has long-term supply contracts that provide for the Company's chloride feedstock requirements through 2006. The agreements require the Company purchase certain minimum quantities of feedstock with average minimum annual purchase commitments aggregating approximately $156 million.


Environmental, product liability and litigation matters

     The Company's operations are governed by various foreign environmental laws and regulations. Certain of the Company's businesses are and have been engaged in the handling, manufacture or use of substances or compounds that may be considered toxic or hazardous within the meaning of applicable environmental laws. As with other companies engaged in similar businesses, certain past and current operations and products of the Company have the potential to cause environmental or other damage. The Company has implemented and continues to implement various policies and programs in an effort to minimize these risks. The policy of the Company is to maintain compliance with applicable foreign environmental laws and regulations at all of its facilities and to strive to improve its environmental performance. It is possible that future changes in environmental laws and enforcement policies thereunder, could affect the Company's production, handling, use, storage, transportation, sale or disposal of such substances as well as adversely affect the Company's consolidated financial position, results of operations or liquidity.


     The Company's production facilities operate within an environmental regulatory framework in which governmental authorities typically are granted broad discretionary powers which allow them to issue operating permits under which the plants must operate. The Company believes all of its plants are in substantial compliance with applicable environmental laws. Neither Kronos nor any of its subsidiaries have been notified of any environmental claim in the United States or any foreign jurisdiction by the U.S. EPA or any applicable foreign authority or any state, provincial or local authority.

     While the laws regulating operations of industrial facilities in Europe vary from country to country, a common regulatory denominator is provided by the European Union (the "EU"). Germany and Belgium are members of the EU and follow its initiatives. Norway, although not a member, generally patterns its environmental regulatory actions after the EU. The Company believes that Kronos has obtained all required permits and is in substantial compliance with applicable EU requirements, including EU Directive 92/112/EEC regarding establishment of procedures for reduction and eventual elimination of pollution caused by waste from the TiO2 industry.

     At all of the Company's sulfate plant facilities other than Fredrikstad, Norway, the Company recycles spent acid either through contracts with third parties or using the Company's own facilities. At its Fredrikstad, Norway plant, the Company ships its spent acid to a third party location where it is treated and disposed. The Company has a contract with a third party to treat certain by-products of its German sulfate-process plants. Either party may terminate the contract after giving four years advance notice with regard to its Nordenham, Germany plant. Under certain circumstances, Kronos may terminate the contract after giving six months notice with respect to treatment of by-products from the Leverkusen, Germany plant.

     The Company landfills waste generated at its Nordenham, Germany and Langerbrugge, Belgium plants and mine tailings waste generated at its mining facility in Norway. The Company maintains reserves, as required under GAAP, to cover the anticipated cost of closure of these landfills, which were approximately $.1 million and $.5 million as of December 31, 2001 and 2002, respectively.

     The Company is responsible for certain closure costs at landfills used and formerly used by its Leverkusen, Germany TiO2 plants. The Company has a reserve of approximately $5 million and $6 million related to such landfills as of December 31, 2001 and 2002, respectively.

     The Company's Belgian subsidiary and various of its Belgian employees are the subject of an investigation by Belgian authorities relating to an accident resulting in two fatalities that occurred in its Langerbrugge, Belgium facility in October 2000. The investigation stage, which could ultimately result in civil and criminal sanctions against the Company, was completed in 2002. In May 2003 the Belgian authorities referred the proceedings against the Company's Belgian subsidiary and certain of its Belgian employees to the criminal court for trial. The matter has been set for trial in October 2003.

     The Company is also involved in various other environmental, contractual, product liability and other claims and disputes incidental to its business.

     The Company currently believes the disposition of all claims and disputes, individually or in the aggregate, should not have a material adverse effect on the Company's consolidated financial condition, results of operations or liquidity.


Concentrations of credit risk

     Sales of TiO2 accounted for more than 90% of net sales from continuing operations during each of the past three years. The remaining sales result from the mining and sale of ilmenite ore (a raw material used in the sulfate pigment production process), and the manufacture and sale of iron-based water treatment chemicals (derived from co-products of the TiO2 production processes). TiO2 is generally sold to the paint, plastics and paper industries. Such markets are generally considered "quality-of-life" markets whose demand for TiO2 is influenced by the relative economic well-being of the various geographic regions. TiO2 is sold to over 4,000 customers, with the top ten customers approximating 25% of net sales in each of the last three years. Approximately one-half of the Company's TiO2 sales by volume were to Europe in each of the past three years and approximately 37% in 2000, 38% in 2001 and 39% in 2002 of sales were attributable to North America.

     Consolidated cash, cash equivalents and current restricted cash equivalents includes $17.7 million and $13.8 million invested in U.S. Treasury securities purchased under short-term agreements to resell at December 31, 2001 and 2002, respectively, of which $9.6 million and $10.4 million, respectively, of such securities are held in trust for the Company by a single U.S. bank.

Note 19 - Financial instruments:

     Summarized below is the estimated fair value and related net carrying value of the Company's financial instruments.

                                                    December 31,      December 31,
                                                       2001              2002
                                                  ----------------  ---------------
                                                  Carrying  Fair   Carrying    Fair
                                                   Amount   Value   Amount     Value
                                                  --------  -----  --------    -----
                                                            (In millions)
Cash, cash equivalents, and noncurrent
 restricted marketable
  debt securities .............................   $ 55.3   $ 55.3   $ 47.1   $ 47.1

Notes payable and long-term debt:
  Fixed rate with market quotes:
     11.75% First-Tier Senior Mirror Note to NL   $194.0   $194.9   $ --     $ --
     8.875% Senior Secured Notes ..............     --       --      296.9    299.9
    Variable rate debt ........................     48.7     48.7     29.0     29.0
    Note payable to affiliate .................     --       --       44.6     44.6

     Fair value of the noncurrent restricted marketable debt securities were based upon quoted market prices at December 31, 2001 and 2002. Fair value of the Company's 11.75% First-Tier Senior Mirror Note was based upon quoted market prices of the NL Notes at December 31, 2001. Fair value of the Company's Notes was based upon quoted market prices at December 31, 2002. Fair value approximated carrying value on the Company's variable rate debt and note payable to affiliate because the variable interest rate on all of such indebtedness is deemed to approximate market rates. The Company held no derivative financial instruments at December 31, 2001 or 2002.


Note 20 - Capital Contribution:

     On January 31, 2000, NL contributed its investment of $291.9 million in NL Capital Corporation ("NLCC"), a wholly owned subsidiary of NL, to the Company, which immediately contributed it to KII. NLCC then merged with KII (with KII being the surviving corporation in the merger.) The net assets acquired in the merger were recorded at predecessor carryover basis in accordance with GAAP due to the common control of KII and NLCC by NL. NLCC previously conducted NL's rheological additives business which was sold in 1998. Substantially all of the net proceeds from the sale of the operational assets related to the rheological additives business were loaned to NL and the Company. Subsequent to the sale, NLCC did not conduct any operations and its major assets held were such notes receivable from affiliates. Of the $291.9 million, $240.1 million represented noncurrent notes receivable from NL, which were classified as a reduction of stockholder's equity at the time of the merger.

Note 21 - Quarterly financial data (unaudited):




                                                                 Quarter ended
                                                ---------------------------------------------
                                                March 31   June 30       Sept. 30    Dec. 31
                                                --------  ---------     ----------  ---------
                                                   (In thousands, except per share amounts)
Year ended December 31, 2001:

    Net sales ...............................   $226,060   $220,105      $206,952   $181,982
    Cost of sales ...........................    149,902    151,320       145,945    130,893
    Net income ..............................     35,965     35,641        25,442     57,408(a)
                                                --------   --------      --------   --------

    Basic and diluted net income per share ..   $    .73   $    .73      $    .52      $1.17(a)
                                                ========   ========      ========   ========
    Basic and diluted weighted average common
     shares and potential common shares
     outstanding ............................     48,943     48,943        48,943     48,943
                                                ========   ========      ========   ========
Year ended December 31, 2002:

    Net sales ...............................   $202,357   $226,909      $234,061   $211,861
    Cost of sales ...........................    156,253    176,247       177,521    161,809
    Net income ..............................     17,038     23,273(b)     16,754      9,199
                                                --------   --------      --------   --------

    Basic and diluted net income per share ..   $    .35   $    .48(b)   $    .34      $ .19
                                                ========   ========      ========   ========
    Basic and diluted weighted average common
     shares and potential common shares
     outstanding ............................     48,943     48,943        48,943     48,943
                                                ========   ========      ========   ========


Year ending December 31, 2003:
  Net sales                                     $252,973   $266,631
  Cost of sales                                  188,417    197,649
  Net income                                      16,665     41,798
                                                --------   --------


  Basic and diluted net income per share        $    .34   $    .85
                                                ========   ========

  Basic and diluted weighted average common
   shares and potential common shares
   outstanding                                    48,943     48,943
                                                ========   ========



     Quarterly per share amounts are computed independently for each of the quarters presented and therefore may not sum to the total for the year.



     (a) Net income in the fourth quarter of 2001 included $16.6 million of pretax insurance recoveries for business interruption related to prior 2001 quarters due to the Leverkusen fire. Net income in the fourth quarter of 2001 also included $11.6 million net of pretax insurance recoveries for property damage related to the Leverkusen fire and a $17.6 million net income tax benefit related to a restructuring of the Company's German subsidiaries.



     (b) Net income in the second quarter of 2002 included a one-time foreign currency transaction gain of $6.3 million related to the extinguishment of certain intercompany indebtedness. Net income in second quarter 2002 also included $1.5 million pretax of additional interest expense related to the early extinguishment of the Company's 11.75% First-Tier Senior Mirror Note.